SRS

AN AUDIO ANNUAL REPORT

FISCAL YEAR 2003

SOUND CHECK

LISTENING TO THE FUTURE

WHERE SOUND WAS & WHERE IT'S GOING

BY

SRS LABS, INC.



SRS

AN AUDIO ANNUAL REPORT

FISCAL YEAR 2003

SOUND CHECK

LISTENING TO THE FUTURE:

WHERE SOUND WAS & WHERE IT'S GOING

BY

SRS LABS, INC.

TABLE OF CONTENTS

AN AUDIO ANNUAL REPORT

FISCAL YEAR 2003

SOUND CHECK

LISTENING TO THE FUTURE:

WHERE SOUND WAS & WHERE IT'S GOING

BY

SRS LABS, INC.

SRS Labs is one of the world's leading technology companies with a vast portfolio of audio, voice, surround sound and semiconductor solutions. The company works with the top manufacturers of consumer electronics products, who count on SRS to provide a richer entertainment experience through patented sound techniques and quality semiconductor solutions.

To date, SRS solutions have been included in over 500 million hardware or software products from the world's leading brand names ranging from televisions, DVD players, mobile phones, portable audio players, as well as computer hardware and software.



LETTER TO OUR SHAREHOLDERS

LISTENING TO THE FUTURE

This annual report is a first for SRS Labs. We are using audio to give you the opportunity to hear about our company and our vision, as well as to listen to our audio technology at work. Our portfolio of breakthrough audio, voice and surround sound technologies significantly improves the listening experience for people wherever they are — in their homes, at work, and on the road. Through this annual report and CD, you will discover why we have become the audio expert for the consumer electronics industry.

Dear Shareholders,

In 2003, we achieved profitability with revenue of $19.8 million and improved our operating income by 76 percent to $953,000, compared to $543,000 in 2002. Our consolidated gross margin increased to 80 percent, compared to 75 percent in 2002. We remained debt-free and increased our cash to over $23 million. As compared to 2002, our revenue grew four percent, which was less than planned. Several significant factors impeded our sales growth. These included the impact caused by geopolitical uncertainties, the effects of SARS on our semiconductor and licensing businesses in Asia as well as the loss of a major DVD customer in our licensing businesses. I am glad to report that at this time much of the impact of these negative factors has subsided and the entire team at SRS is even more ready to deliver on the growth opportunities that are ahead of us.

Key Initiatives In 2003

2003 was a year of relationship building — of forming new alliances and strengthening existing ones. During the past year, recognized industry leaders such as BenQ, Kenwood, Motorola, NEC, Sony, Samsung and Toshiba either licensed for the first time or expanded their use of SRS technologies. As well, we developed additional strategic platform partnerships with TI/OMAP, Intel XScale, PacketVideo and ARM to improve sound quality in mobile phones and wireless devices. Collaboration with Dspfactory, Motorola and Sigmatel continued in order to improve audio capabilities in portable audio products. Working with Micronas and Philips, we have deployed our IP on platforms targeting next generation flat panel TVs. We continue to work with these and other semiconductor partners to make our technology solutions widely available and easy to implement in a variety of analog and DSP platforms, as well as software solutions.

Licensing Segment Growth	2003	2002
Home Theater	81%	93%
Mobile Phones / Voice	6%	2%
Portable Audio	5%	1%
PC / Automotive / Other	8%	4%

2003



2002



With 10 years experience in the consumer electronics industry, we understand its characteristic ups and downs and short product life cycles. In an effort to establish more stable sales growth, we have implemented a "diversification strategy" on both the licensing and semiconductor sides of our business. Over the year, we achieved major successes in our diversification efforts and made significant in-roads with our audio technologies in a broad range of new markets — from mobile communications and portable audio to automotive and professional broadcast. In fact, we increased our percentage of licensing revenue from the mobile phone market to six percent in 2003, from just two percent in 2002. Similarly, we increased revenue from portable audio and wireless devices to five percent this year from just over one percent in 2002. By working with top OEMs and leading platform partners, we have also positioned the company to make further advances in the PC and automotive markets.

In 2003, we also successfully implemented our diversification strategy for our Valence semiconductor subsidiary. We refocused their cost effective design capabilities to expand beyond custom chips and build new standard ICs under

Semiconductor Segment Growth	2003	2002
ASIC Custom Chips	76%	86%
ASP Standard Chips	24%	14%


2003
2002

our ASP brand name, targeting the growing consumer electronics market in Asia and especially in China. In 2003, our ASP revenue grew to 24 percent of total semiconductor revenue, compared to 14 percent last year. This increase is particularly reassuring because one of our goals was to increase Valence's ASP revenue by expanding the product line to include chips that embed SRS audio technologies.

Now moving on to our exciting brand building initiatives. Our goal is to have the SRS brand name become recognized by both consumers and manufacturers in the consumer electronics industry as the "Audio Expert." We reach consumers through co-promotional activities with our OEMs, online promotion, public relations, and our latest professional audio and broadcast ventures. These programs are working. Our brand is made visible to millions of new consumers each month. These consumers are surrounded by SRS, from seeing our logo on the front panel of their recent product purchase, to seeing our logo on their TV screen, to hearing about Circle Surround on a radio broadcast and reading about SRS in product articles and reviews.

Looking Ahead

As for 2004, our number one objective for the year is sales growth. For licensing, I believe our growth will come from the continued execution of our diversification into our key market segments. For our Valence semiconductor business, I believe our growth potential lies in the strength of our cost-effective chip design capabilities, access to SRS audio technologies, and the customer relationships we have established in Asia and China in particular.

We are already seeing the results from our strategic business initiatives that began last year. Through our established IC partnerships, broad OEM customer base and diverse IP portfolio, we are continuing to build our brand name and broaden the reach of our business worldwide. We are building new customers and increasing our leadership in explosive markets such as mobile phones and digital audio players. We are increasing our research and development activities and continue to develop new technologies and ICs for the next generation of consumer electronics. I believe all of these significant relationships and strong technology and business attributes provide SRS Labs with a unique long-term growth position in the consumer audio market. I am very excited about the company's long-term growth prospects.

In closing, I would like to thank our investors, business partners, and employees for their continued support through the years. I hope you all enjoy our first SRS "Sound Check" annual report. I am positive that you will be WOW'd by our powerful audio technologies and by the progress we are making in reshaping the future of audio.

Sincerely,
Thomas C.K. Yuen
Chairman and CEO, SRS Labs, Inc.


10
1,957,359
$
12,876,314 13,456,982

CHAPTER ONE

WHERE SOUND WAS & WHERE IT'S GOING

Sound is an integral part of the electronic products we use every day. The digital revolution is making all kinds of entertainment devices available — and affordable. And people are demanding better quality audio at home, at work, and on the road. SRS Labs is helping to meet this demand, providing the technologies that make everything sound better. From mobile phones and MP3 players to flat panel televisions and surround sound systems in automobiles, we are spearheading the audio revolution.

QUALITY SOUND HAS BECOME NECESSARY

An evolution in sound is occurring in the world of consumer electronics. An outstanding audio experience is no longer confined to the multiplex movie theater or to high-end home theater systems.

As digital technology becomes more refined, and increasingly more affordable, consumers can now enjoy a quality audio experience wherever they are — in their cars, on their laptops, and from their mobile phones and digital audio players. This phenomenon is yielding another widespread change as well. The distinctions between work and leisure are blurring as these two worlds are starting to converge. Think about it; the computers that people use to do word processing, spreadsheets, to compose emails, and surf the Internet are now being used for entertainment purposes: to watch DVDs and listen to CDs.

Mobile phones are no longer used just for voice communication but for everything from music and video playback to gaming. Many PDAs are now designed with one or two micro speakers, serving entertainment as well as organizational functions. Additionally, automobiles are being transformed from mere transportation vehicles to recreation centers, complete with surround sound and DVD rear seat entertainment.

As entertainment content is becoming more integral to the latest digital electronics products, people have become more and more discriminating when it comes to the products they use to deliver

Sony launches first portable audio product, the Walkman. *Apocalypse Now* debuts in Dolby's "Split Surround"; first 5.1 format
1979

Compact disc introduced. By 1988 sales of CDs surpasses vinyl albums as home audio format of choice
1982

IBM, Tandy AT&T and others announce first hardware specifications for multimedia PCs
1991

SRS Labs formed as first company dedicated to developing and licensing audio enhancement technologies
1993

1960 1990

that entertainment. As a result, for manufacturers to win in today's increasingly competitive marketplace, high quality audio has become an essential feature — a "must have" instead of a luxury. And SRS Labs has become the audio expert for the consumer electronics industry.

SRS HAS BECOME ESSENTIAL

We are at the forefront of this audio revolution — and the convergence of work and leisure time activities. Our extensive portfolio of audio, voice and surround sound technologies — and our innovative semiconductor solutions — make it all possible.

Specifically, SRS Labs is the number one source of the technologies that allow the world's leading consumer electronics and high-tech manufacturers to create innovative products that are capable of delivering a high-quality audio experience to consumers wherever they are — at home, on the road, or at work.

Our portfolio of patented technologies includes techniques to create surround sound from mono and stereo audio, process voice to improve its intelligibility and clarity, produce a thrilling surround sound experience over two speakers, and solve other audio challenges faced by manufacturers of electronics products.

Hundreds of companies license one or more of our technologies to make everything they develop sound better — and sell faster. Our audio solutions give them a sound platform for innovation. And together we are changing the world.

DVD video introduced; full-length movies now distributed on single CDs. Toshiba introduces first home PC with DVD Rom drive
1996-1997

Mobile phones become entertainment devices with first ring tones sold to mobile phone users in Finland
2001

Digital revolution hits TV market. Flat panel TVs estimated to sell more than traditional tube models
2004

Digital TV becomes law. FCC requires all televisions to include digital tuners
2007

2000 2010



CHAPTER TWO

CONQUERING NEW FRONTIERS

A decade ago, SRS Labs started out as an audio enhancement specialist for the home entertainment industry. But the world of consumer audio has changed considerably since then, and it has grown exponentially. Consequently, we have broadened our focus, and now provide the technology that enables quality sound in a broad range of products covering a wide variety of industries. And everywhere we go, we continue to strengthen the power of the SRS brand in the minds of manufacturers and consumers.

TAKING ENHANCED AUDIO TO UNTAPPED TERRITORIES

As consumer demand for the ultimate audio experience increases, new growth markets continue to emerge for SRS Labs. Our key sales strategy is focused on the billion unit opportunity in the electronics industry's largest market segments, including home theater, mobile and wireless, personal computer, and automotive.


Key Market Growth
(In Billions of Units)
2.00
1.75
1.50
1.25
1.00
750
500
250
0
2002
2007
Home Theater
Mobile Phones
Portable Audio
PCs
Automotive

Over our first ten years, we successfully established SRS Labs as the audio expert for the home theater industry by working with companies such as Sony, RCA, Sharp, Kenwood, Hitachi, Marantz, Pioneer and many others.

Through our in-country sales offices located in the most influential manufacturing regions of the world including Japan, Europe, and China, we work closely with OEMs and large multinational customers. SRS Labs' regional sales force and engineering personnel work day-to-day with the top companies and important decision makers. Our established presence in these countries provides us insight into new product trends and the ability to expand licensing and branding of our technologies worldwide.

Our diversification strategy is to leverage our expertise into new market opportunities where the demand to deliver a quality audio experience is growing. Applications such as mobile phones, portable audio players, automotive entertainment systems, and personal computers are among the fastest growing market segments and at the core of our growth strategy.

Gateway Plasma



HOME THEATER

When SRS Labs was formed in 1993, Sony and RCA were our first licensees and televisions were the first product application for our flagship SRS 3D Stereo technology. The home theater market has historically been the largest revenue contributor to the licensing segment of our business. This tradition has continued and over the last ten years, we have expanded our technology solutions for home theater to include a host of techniques that provide a richer entertainment experience — whether the product is a set-top box, DVD player, A/V receiver, or television.

Industry experts estimate that sales of flat panel LCD TVs and plasma displays will overtake regular tube television sales in 2004. Unfortunately, the trend toward thinner displays creates less room for speakers. Yet consumers still demand high-quality audio. This is where our technologies shine. We provide manufacturers with patented solutions that deliver outstanding audio quality without the added expense of additional equipment or larger speakers.

A similar situation rings true for set-top box, DVD player, and A/V receiver manufacturers who are looking for a way to offer a surround sound experience without requiring their customers to purchase all the speakers. Our virtual surround sound technologies deliver thrilling surround sound over only two speakers, thus enabling every room in the house to have the same high quality as the devoted home theater room. Whether the audio source is mono, stereo, or multichannel, no other company delivers a more comprehensive family of audio solutions.

AUDIO ENTERTAINMENT GOES MOBILE

Mobile phones and PDAs are becoming entertainment devices, and as a result, manufacturers need to provide a level of audio quality that rivals what consumers have come to expect from CDs and home theater equipment. The popularity of ring tones, digital audio playback, gaming,

MICRONAS

PARTNER HIGHLIGHT

Micronas is one of the world's leading providers of TV audio semiconductor products, claiming a 60 percent market share in stereo TV applications. Their chip solutions are complete single-chip audio processors for a broad range of TV products, from traditional tube models to advanced LCD, plasma, and HDTV displays. Micronas has been a platform partner of SRS Labs since 2002 when the two companies formed a strategic alliance to include SRS Labs' WOW stereo enhancement technology inside Micronas' popular processor for low to mid-priced models, which are the highest unit volume segment of the global TV market. In 2003, the partnership expanded when SRS Labs' TruSurround XT was included inside additional Micronas TV chip products. The incorporation of SRS technologies inside Micronas' chip processors facilitates a fast and simple implementation of our technologies by a wide range of TV makers from all of the world's major manufacturing regions, including Europe, China, India, Japan, and the United States. This strategy has been very successful and has yielded significant new design wins from many top TV manufacturers, including Formenti, Hyundai Image Quest, LG, Metz, Samsung, Thomson, Toshiba and more.

Metz Corum Television



RCA Television



and even streaming video is driving consumers to choose only those products that can deliver a premium audio and video experience. SRS Labs has developed a complete suite of audio enhancement

Samples of portable audio products featuring WOW



technologies that are rapidly becoming essential ingredients for handset makers who want to gain market share in this highly competitive landscape. Our powerful noise reduction and voice intelligibility

Japanese magazine featuring SRS Circle Surround


AutoSound

technologies also make mobile phones much better for communication — which is, after all, the purpose for which they were originally designed.

PREMIUM AUDIO HITS THE ROAD

Technology has transformed the automobile into a home theater on wheels, and cars remain the largest base of installed, yet under-used, multi-speaker systems in the world. There are three unique opportunities for our technologies in the automotive segment: enabling multiple speakers to deliver surround sound from any audio material, such as radio or CD; providing a cinema-like DVD entertainment experience for passengers wearing headphones; and improving voice communications when mobile phones are used in the car. We are currently working with several large automotive companies to deliver solutions that address these and other challenges.

THE NOTEBOOK ENTERTAINMENT REVOLUTION

Personal computers are no longer just for word processing and email. They are becoming increasingly powerful entertainment machines, packed with features like DVD drives and digital music jukeboxes. The widespread use of the Internet

Toshiba Satellite
Notebook
Model A45-S120



for gaming as well as music distribution has yielded new opportunities for the licensing of our audio and surround sound technologies by software developers and computer manufacturers. In short, our technologies have the ability to turn desktop and notebook computers into true home theater products that are capable of delivering virtual surround sound from any audio source over built-in speakers or headphones. We are transforming the latest high-tech equipment into high-quality audio systems.

PLATFORM PARTNER STRATEGY

How does a small company like SRS Labs reach all of these worldwide markets? The answer lies in our platform partner strategy, which is key to growing our business and penetrating new customers and markets.

The mission of this strategy is to achieve comprehensive coverage for our technologies, especially in those new digital product applications with short design cycles. We have successfully developed close relationships with leading semiconductor, hardware and software companies, making our technologies available on the chips and/or platforms they sell to their customers.

This makes it faster and easier for licensees to design our technologies into their products. It also provides us with valuable insights into the next generation products that they develop. Which gives us a better perspective on market opportunities.

ANALOG DEVICES
MOTOROLA
CIRRUS LOGIC
ESS
MICRONAS
JRC
PHILIPS
packetvideo
ST
RENESAS
TeleChips
TEXAS INSTRUMENTS

TEXAS INSTRUMENTS

PARTNER HIGHLIGHT

TI is one of the world's leading providers of DSP and analog solutions for a wide range of consumer electronics products and has partnered with SRS for more than three years. In 2001, we identified the trend of portable and wireless devices using audio, gaming and video functionality, and became one of the earliest OMAP Developer Network members to deliver SRS audio and voice solutions to the multimedia-enabled wireless market. SRS Labs and TI worked closely together to optimize our DSP and OMAP-based audio technology to meet the challenges of this unique market. Over the past two years, this collaboration has yielded significant customer engagements and corresponding high-volume production, including mobile phones by Samsung, NEC and Mitsubishi, voice recorders by Olympus, and digital audio players from Dioneer and eDigital. ▷ In late 2003, through this close collaboration, SRS Labs developed a new suite of software technologies, marketed under "WOW XT for Mobile" that includes audio enhancement, voice processing and audio management utilities. This complete solution offers design engineers and handset makers a full complement of patented audio techniques to cover all applications or designs of a handset. From single-speaker audio playback to the latest stereo enabled Smart Phones, WOW XT for Mobile brings an unprecedented level of audio quality to wireless devices. Based on DSP and OMAP unit volumes, SRS Labs has grown to become one of TI's largest Third Party members.

Samsung yepp
Model YP750L



NEC Mobile Phone
Model N2102V





CHAPTER THREE

INSIGHTS & INNOVATIONS

As the audio experts for the consumer electronics industry, we focus on developing tomorrow's innovations today. Every day, our technology and manufacturing partners throughout the world look to us for the latest in audio, voice, and surround technology to make the products they develop sound nothing short of amazing. That's a mission we take very seriously, and never fail to deliver on. Which is why, after all, our partnerships remain strong — year after year.

THE WORLD'S "ONE-STOP-SHOP" AUDIO EXPERTS

From single and stereo speaker mobile phones to home theaters with the latest 6-speaker systems, we offer technology solutions that make everything sound better. We are the one source for the world's largest portfolio of patented audio, voice, and surround sound technologies.

Our technologies are found in over 500 million products, including televisions, flat panel displays, DVD players, mobile phones, car audio systems, headphones, and notebook and desktop computers. Virtually every leading consumer electronics manufacturer in the world, names like Hitachi, Mitsubishi, Microsoft, NEC, Philips, Pioneer, RCA, Samsung, Sharp, Sony, and Zenith, count on us to make their products come alive with powerful and immersive audio.

AUDIO ENHANCEMENT TECHNOLOGIES

In the early 1990s, SRS Labs coined the term "3D sound," referring to the creation of a three dimensional audio image over just two speakers. Our first and original technology, SRS® 3D Sound, is based on the fundamentals of the human hearing system. It is a psychoacoustic technology, which means it "tricks the ears" into hearing something that is physically impossible. By restoring the multitude of spatial cues that are present


SRS
FOCUS

in a live listening environment but that are lost or masked by traditional recording and playback techniques, SRS 3D delivers a natural, three-dimensional sound field that fills the listening environment — much like the experience of a live concert.

Electronic products are getting smaller and thinner, and, up to now, it has been virtually impossible to get big, full bass tones from small speakers. Our TruBass® technology solves this problem and allows product manufacturers to cut costs dramatically by using smaller and lighter magnets in their speakers, yet still deliver deep, rich bass. This is exceptionally valuable in products where speaker size is limited due to design constraints.

SRS FOCUS® technology is for products such as big screen TVs, flat panel LCD displays, and automobile sound systems where speakers cannot be placed in optimal locations, making a realistic sound experience difficult to achieve. FOCUS electronically elevates and repositions the sound image, placing it in the most desirable location — right in front of the listener.

Our most popular audio technology is the award-winning SRS WOW™, which is a complete enhancement solution comprised of several of our patented techniques — SRS 3D Sound, FOCUS, and TruBass. WOW turns mono or stereo audio into powerful and immersive 3D sound with thundering bass. It is an ideal solution for almost any type of one-speaker, two-speaker, or headphone-based product, especially those in which the speakers are placed close together or the audio signal has been digitally compressed, such as televisions, personal computers, notebooks, mobile phones, and MP3 players.


SRS
WOW

SURROUND SOUND TECHNOLOGIES

The runaway success of DVD players and digital home theater products has fueled a demand for a cinema-like entertainment experience in the home, whether people use two speakers or six. We have developed a range of technologies that can do everything from delivering virtual surround sound over two speakers to creating 6.1 surround sound from mono or stereo content.

Even though more and more programming is broadcast in surround sound and DVD players have become the fastest growing product in history, over 70% of households in the U.S. alone still use two speakers as their primary playback system. To address this situation, we developed TruSurround XT® to create a thrilling virtual surround sound experience over two speakers from stereo, as well as multichannel encoded material which is the standard for a DVD movie. TruSurround XT includes two proprietary technologies that further enhance the entertainment experience.

With SRS TruBass, which provides deep, rich bass from the small internal speakers found in TVs, and SRS Dialog Clarity™, which clarifies speech during passages that contain dynamic surround sound effects, TruSurround XT is the industry's most feature-rich virtual surround sound technology available.


SRS
Circle Surround II
DIALOG
CLARITY
BASS
ENHANCEMENT
BASS
ENHANCEMENT

Our Circle Surround® families of technologies address the exact opposite situation. They create up to 6.1 channels of thrilling surround sound from non-surround content, such as stereo television broadcasts, AM/FM radio, music CDs, and even old classic black and white movies on a VHS tape. Circle Surround allows home theater enthusiasts to enjoy their expensive multiple speaker surround sound system from all audio and video material, not just a DVD movie.

Our flagship version for home theater, PC, and wireless products is Circle Surround II™. Similar to TruSurround XT, it contains TruBass and Dialog Clarity for deeper bass and clearer dialog. Since cars are now becoming home theaters on the go, Circle Surround Automotive™ was developed to take advantage of the multiple speakers in cars and deliver an incredible multichannel surround sound experience. CS Automotive also includes a variety of techniques that overcome many of the audio challenges unique to the automotive environment.

To meet consumer demand for multichannel content, leading content providers and broadcasters have also adopted Circle Surround to deliver sporting events and television programming in thrilling surround sound.

VOICE TECHNOLOGIES

From mobile and cordless phones to hands-free devices, voice communications products comprise one of today's fastest growing markets in the world. And the quality and intelligibility of the spoken word have become increasingly important features.

Voice processed over a telephone loses warmth and clarity. Our Dialog Clarity and TruBass technologies can be used in voice products to restore the natural and human aspect of vocal communication, making it significantly clearer and easier to understand.

While mobile phones are rapidly including entertainment functionality, they are still primarily communication devices and generally used in noisy environments — on street corners, in airports and tradeshows, and in automobiles. Our VIP™ technology is the first patented voice technology that provides truly significant enhancements to the intelligibility of the spoken word through real-time digital signal analysis and processing. This technology is based on many years of research on the human hearing system conducted by audio scientists at the Hughes Aircraft Company.

When it comes to communication, nothing is more important than a signal that is free of excess static or otherwise impeding noise, especially when the speaker or listener is in an environment where it is challenging to hear. SRS Noise Reduction™ technology reduces in-channel noise with-out impacting the intelligibility of speech. Combined with VIP, SRS Labs' voice solution improves listening comprehension, comfort, and clarity.

SRS TECHNOLOGIES BECOME MUST HAVE

Our three areas of concentration — audio enhancement, surround sound, and voice — define our comprehensive portfolio of technologies that are applicable to most of the consumer electronics product in the largest emerging global markets. The quality of consumer electronics is increasing exponentially, elevating the demand for a premium audio experience from an "additional feature" to a "must have" benefit. As manufacturers are faced with this type of market pressure, they turn to us to deliver branded, state-of-the-art technology solutions.

VIP Articulation Index Comparison

Intelligibility of Speech in a Noisy Environment


VIP Processed
No VIP Processed
Over 14 dB Intelligibility Gain Equivalence
100
90
80
70
60
50
40
30
20
10
0
Percent of Test Words Understood
Over 95% dB Intelligibility Gain Equivalance
Less than 5% without VIP
-18
-14
-10
-6
-2
2
6
10
Noise Louder Than Speech
Speech Louder Than Noise
Signal to Noise Ratio (dB)

SRS WOW XT

TECHNOLOGY HIGHLIGHT

As multimedia-enabled mobile phones, smartphones, and other personal devices gain popularity, the audio quality in these products becomes vital. However, one of the major problems with audio playback on these devices is how to get a wider stereo sound image and better bass performance from one tiny single speaker or two closely spaced speakers. Also, most of the content played over a phone has been digitally compressed, resulting in very "tinny" sound quality. ▷ SRS Labs has developed new techniques for creating a wider stereo sound image for small handsets and dramatically higher quality sound from digitally compressed music played over headphones or speakers. With consumers streaming and downloading content from many different sources, it also became essential to provide utilities to manage these various sources. WOW XT for Mobile was born. ▷ This is the industry's first complete audio and voice enhancement solution that improves the quality of audio content and voice communications while providing valuable audio management utilities for any imbedded mobile device. By listening to customer's needs and working with our platform partners, we were able to quickly deliver a solution to OEMs like NEC and Samsung and platform partners such as Texas Instruments. In fact, by early 2004, the word was out that our WOW XT for Mobile solution was the most flexible, powerful and complete solution in the world for mobile phones and digital audio players.


ANY Application, Source or Format
Stereo Mode: On
Enable ALMS
(Audio Level Management Suite)
TV
Music
Ring Tone
Video
Game
AAC
AAC+
MP3
WAV
WMA
OGG
AVC
Other
L
R
X
Input Gain
SRS WOW
SRS ALMS
Output Gain
ALMS Control



CHAPTER FOUR

LEVERAGING THE POWER OF OUR BRAND

Of all the accomplishments that we have achieved in our short ten-year history, none are more important to us than the strong partnerships we have developed with the world's leading electronics and high-tech manufacturers as well as the growing consumer recognition of the SRS brand. These two powerful assets are actually intertwined. The more our partners succeed with products that include SRS technologies, the more we succeed — and the stronger the SRS brand becomes.

At SRS Labs, we understand the power of a strong brand. We know that a recognized brand is what sets a company apart from its competitors. It represents value and instills confidence and trust among its customers.

Our goal is twofold: to position SRS Labs as the audio expert in the minds of manufacturers and to strengthen the SRS brand in the hearts and minds of consumers.

During our first ten years, we have focused on branding SRS Labs to the leading manufacturing and semiconductor companies around the world, securing our position as their trusted audio partner. The strong relationships and impressive roster of licensees we have developed over the years is a testament to the value the OEM community places on our brand and our technologies.

OUR PARTNERSHIPS ARE PIPELINES TO THE WORLD

Over 500 million hardware and software products, featuring technology licensed from SRS Labs, have been shipped or downloaded worldwide. The SRS logo is prominently displayed on the product itself or, in the case of mobile phones and software products like Microsoft's Windows Media® Player, included in the graphical user interface.

This consistent logo exposure is a powerful tool for reaching consumers, and it reinforces the impression that SRS is synonymous with quality audio.

Not only do we work closely with our partners to develop and design the next generation of products, we also work closely with them to co-promote the SRS technologies within their products.

aiwa	LG Electronics	Pioneer	SKYWORTH
CHANGHONG	marantz	RCA	SONY
HITACHI	Microsoft	SAMSUNG	TOSHIBA
KENWOOD	NEC	SHARP	zenith


Stopped
On
SRS
Normal Speakers
WOW Effect
SRS WOW Effects

Windows Media Player Since 2000, hundreds of millions of PCs have been sold that include the Windows Media Player (WMP), which incorporates SRS WOW technology. ▷ These WMP users enjoy SRS WOW through their computer speakers, turning their PC speakers into a powerful 3D audio platform complete with bass enhancement and audio image positioning technologies. Users can also click through directly to SRS Labs' web site to find out more about how SRS technologies enhance not only their audio, but their lives.

Using such tools as press releases, joint media outreach, point-of-sale and product literature, trade shows and websites, our co-marketing programs have become key to building value for the SRS brand name worldwide.

Online branding has also become an important factor for us. A key component of our relationship with Microsoft, for example, is an arrangement whereby the SRS logo that is displayed in the audio control panel of the Windows Media Player is actually a live link to an SRS technology page. As a result, an average of 40,000 audio enthusiasts who use their computers for the playback of music and entertainment visit our website daily and discover what we're all about. In 2003 alone, nearly 15 million new visitors were exposed to the SRS brand for the first time.

On our SRS Labs corporate website, www.srslabs.com, we offer audio on/off comparisons of our key technologies so any visitor can hear the incredible difference SRS technologies make on a PC. We are firm believers in the saying "you've got to hear it to believe it!"

Another online branding effort involves e-commerce. Through a special section of our website, www.srs-store.com, we sell a variety of SRS branded hardware accessories as well as software plug-ins. These products enable consumers to experience the power of our technology and to put it to use with their favorite audio and video materials.

BRANDING THROUGH BROADCAST

To broaden our reach to consumers, we launched a new initiative in 2002 to market our Circle Surround technology to the professional audio community. Circle Surround is the ideal technology solution for creating surround sound audio that can be distributed over a two-channel format, such as broadcast TV, radio, music CDs, and even VHS tapes.

For us, an important strategic element of these new relationships is the stipulation that the SRS logo be displayed at the beginning and/or at the end of each Circle Surround-encoded telecast, or on each piece of content produced in Circle Surround.

ESPN was the first network to broadcast programming in Circle Surround. Since 2002, tens of millions of TV sports viewers have been exposed to our brand as they watch their favorite NBA, NFL and other sporting events.

Other networks, content creators and broadcasters, including ABC, CBS, FOX, NBC, PBS, TNT, Paramount Pictures, and Warner Brothers Television, now carry our Circle Surround technology to deliver thrilling surround sound to living rooms around the world.

Late in 2003, we started partnering with leading radio technology companies in the U.S. One of these companies is

Example of ESPN's on-screen promotion of SRS Circle Surround


Presented in
Circle Surround 5.1
RANGERS
ANGELS
Edison Int'l Field - Anaheim, CA

The Pros Know

Ibiquity, whose HD Radio format is the standard for digital radio broadcasting in the U.S. and the holder of the only FCC license to transmit digital radio and data over the existing AM/FM airwaves. Now many other top broadcasters in key overseas markets are adopting the technology as their standard multi-channel encode/decode format.

From TOKYO FM in Japan to Guangong Radio in China, millions of listeners around the world are being introduced to the SRS brand and our technologies. Now, in addition to our logo being featured on products, SRS Labs has the opportunity to further touch the lives of millions of people each and every day, as they watch televisions, listen to music or use their computers for entertainment.

With such far-reaching and mainstream exposure, we expect to see a trickle-down effect of brand awareness. Through repeated impressions, the consumer can't help but take notice. And once the brand visibility is entrenched, we should see acceptance of our technologies on an even wider scale.

Whether SRS technology is featured in a television, a mobile phone, a DVD player, a software media player, a set-top box, or any other product, the ultimate goal for us is the same: We want the SRS logo on a product to signify to its users that they will be able to enjoy the best audio performance available. In other words, the SRS brand will become synonymous with superb sound quality — because SRS Labs is the world's leading audio expert.



CHAPTER FIVE

THE CHIPS ARE STACKED IN OUR FAVOR

Our acquisition of ValenceTech in 1998 was one of the most important accomplishments in our 10-year history. Through this acquisition, our company acquired a vital strategic capability — the ability to design and produce leading-edge chip technologies that help to deliver a quality audio experience in a broad range of products and industries. We believe the marriage of ValenceTech's chip design capability and SRS audio technology brings an incredible synergy that is vital to SRS Labs' future growth.

VALENCE BUSINESS

Our wholly-owned Valence subsidiary in Hong Kong is an award-winning designer of analog semiconductors, digital signal processor ASICs (application specific integrated circuits), and standard ICs (integrated circuits) for the consumer electronics, wireless communications, gaming, and computer product industries. SRS Labs is leveraging Valence's considerable expertise to develop and market standard IC solutions (sold under the brand name ASP Microelectronics) as well as custom ASICs.

ASIC CUSTOM DESIGN BUSINESS

Valence was established in 1985 primarily as a custom design house. By the end of 2003, our design staff included 30 engineers with a full complement of capabilities, covering a wide range of designs, including SRAM, DRAM, ROM, EPROM, EEPROM, FLASH, PLL, ADC, DAC, OpAmp, LCD Driver, Voltage Multiplier, Analog Switch, 4-bit or 8-bit CISC and RISC MCU core.

Our custom ASIC customers include the Asia-based manufacturing facilities for consumer electronics, telecommunications and personal computer manufacturers headquartered in North America, Europe and Asia Pacific. Some of Valence's custom ASIC projects include: single chip for LED/LCD clock radio; RISC Processor system on a chip; singe chip PDA solution; and a variety of wireless devices, including infrared, remote controller and RF controller.

While we are unable to disclose the names of specific customers due to nondisclosure agreements, we have negotiated to retain ownership of many of the specific designs, which form a significant library of intellectual property (IP) that can be utilized in future projects.

Our reusable IP portfolio includes analog and digital macro libraries, as well as the fundamental building blocks of a system-on-chip (SOC) design. We specialize in low-power and low-current mixed signal design projects. The conversion of the many technologies and processes usually contained on an application board, such as gate arrays, TTLs, ROMs, RAMs, analog to digital converters and MCUs, into one single ASIC chip is the trend for chip technology development.

We outsource the manufacturing of these ASICs to a network of fabrication partners throughout Asia Pacific, which allows us to remain competitive and minimizes our risk. Our expertise in this type of integrated design work allows us to offer our customers a shorter development cycle, smaller die size and faster turnaround time for final production. This, in turn, strengthens our relationships with our customers and helps us retain our competitive advantage in the key strategic manufacturing region of Asia Pacific.

In 2003, Valence was successful in executing our plan to address the explosive demand in China by retargeting our chip design capabilities and leveraging our SRS audio portfolio. We have made significant inroads with major TV manufacturers in China including Changhong and Samsung. New customers like these have helped contribute to our strong growth in the ASP business over the past year.


China

CHINA MARKET OPPORTUNITY

According to Gartner AP Semiconductor Group, the demand for semiconductors in China was an estimated US $28 billion in 2003. Other industry reports show China to be the world's fastest growing semiconductor market, with demand expected to increase over 20 percent in the coming year.

GROWTH POTENTIAL THROUGH ASP STANDARD CHIPS

Our ASP standard chips are targeted at original design manufacturers ("ODMs") and OEMs of a variety of television applications, including LCD, projection, CRT and plasma televisions, as well as automotive, portable audio and personal computer equipment.

China / Hong Kong Semiconductor Growth

(In Billions Of Dollars)


50
40
30
20
10
0
2002 : $23.1
2003 : $28.4
2004 : $33.8
2005 : $40.2
2006 : $47.9

Source: Gartner AP Semiconductor Group

Over the past year, we introduced several new standard ASP chips, some of which include SRS technologies. By doing this, we can address the low-voltage and high volume markets our current semiconductor partners do not reach.

Some ASP audio chips featuring SRS technologies introduced during the year include: Dialog Clarity - for TVs, MegaWOW processor - for portable devices, TruBass Processor - for home audio products, TruSurround XT universal audio processor - for home theater, and SRS Headphone processor - for personal audio devices.

We have recently expanded our distribution network for these new chips, and our sales force has begun to market these chips to OEMs throughout the Asia Pacific region.

THE FUTURE SOUNDS BRIGHT!

In 2004 and beyond, we believe Valence's growth potential lies in the strength of its geographic location, cost effective chip design capability, access to world class SRS audio and voice technologies, and more importantly, the customer relationships we have established in this area of the world.

We are entering one of the most exciting times in history as the emerging China market opens up in this hotbed of consumer product manufacturing.

INNOVATION REMAINS THE LIFEBLOOD OF OUR ORGANIZATION

At SRS Labs, we never lose sight of the fact that the growth of our business depends upon the expansion of our innovative technology portfolio. Valence plays a big part in this innovation, spearheading significant R&D efforts. Together, the SRS and Valence R&D teams are working to develop exciting new technology for the next generation of consumer electronics products — in order to keep perfecting the quality of audio for listeners around the world.

Whether new products are developing, evolving or converging, SRS and Valence are on the cutting edge of technology innovation, delivering on our commitment to provide the very best quality audio experience for hundreds of millions of consumer products.


TB AP8111
ASP 0147

TruBass AP8111 Chip Through extensive coordination between our R&D staffs for Licensing and Semiconductors, we have developed new ASP brand chips that include our SRS audio technologies. The TruBass AP8111 chip was one of the first chips we developed through this marriage and we now have a family of over eight chips that feature SRS audio.


WOW
ASP AP8102
0146

WOW AP8102 Chip The AP8102 is an extraordinary audio enhancement processor based on SRS Labs' patented WOW technology. The AP8102 is suitable for applications such as TVs, mini or micro stereo systems, MP3 players, MD and CD based radio cassette players. It incorporates a low power and low voltage design which makes it particularly suitable for portable devices.


14 2003 2002,
58,423,249
$ 19813781
(718,601)
$ 458 719

CHAPTER SIX

NUMBERS FOR A SOUND FUTURE

In 2003, we were successful in improving our key operating metrics. We increased consolidated top line revenue, improved gross margins and increased operating income. With a solid balance sheet that includes no long-term debt and a strong cash position, we believe we have a "sound" operational foundation to strengthen our foothold in key markets and accelerate our business growth in the years ahead.

REVENUE*

In Millions Of Dollars



40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
1999 : $35.8
2000 : $27.9
2001 : $15.4
2002 : $19.0
2003 : $19.8

GROSS MARGIN

Consolidated Percentage



100
75
50
25
0
1999 : 39%
2000 : 41%
2001 : 57%
2002 : 75%
2003 : 80%

*Calculations include component distribution revenue, which the company is strategically decreasing (1999-$17.1 million, 2000-$15.0 million, 2001-$4.7 million, 2002-$997,857, 2003-$221,447).

OPERATING INCOME (LOSS)

In Millions Of Dollars


1.0
.75
.50
.25
0
-1
-5
-10
-15
1999 : $(2.4)
2000 : $(12.6)
2001 : $(4.5)
2002 : $0.5
2003 : $1.0

CASH POSITION

In Millions Of Dollars


35
30
25
20
15
10
5
0
1999 : $22.3
2000 : $24.7
2001 : $19.0**
2002 : $22.4
2003 : $23.2

** $8 million used to pay off line of credit

CONSOLIDATED BALANCE SHEETS

YEARS ENDED DECEMBER 31,	2003	2002
ASSETS		
Current Assets		
Cash and cash equivalents	$ 12,795,620	$ 15,720,860
Accounts receivable, net of allowance for doubtful accounts of $87,628 in 2003 and $49,049 in 2002	1,230,423	1,074,421
Inventories, net of reserve of $867,923 in 2003 and $857,986 in 2002	753,020	807,382
Prepaid expenses and other current assets, including other receivables of $4,033 in 2003 and $24,346 in 2002	1,073,696	462,442
Deferred income taxes	23,406	36,147
Total Current Assets	15,876,165	18,101,252
Investments available for sale	10,490,210	6,630,771
Furniture, fixtures and equipment, net	1,661,980	1,935,424
Intangible assets, net	2,736,810	1,957,359
Goodwill	533,031	533,031
Deferred income taxes	193,134	149,498
Total Assets	$ 31,491,330	$ 29,307,335
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 1,503,851	$ 1,011,032
Accrued liabilities	1,606,069	2,347,702
Income taxes payable	430,949	341,172
Total Current Liabilities	3,540,869	3,699,906
Minority interest	–	325,371
Commitments and contingencies (Note 7)		
Stockholders' Equity		
Preferred stock-$0.001 par value; 2,000,000 shares authorized; no shares issued and outstanding	–	–
Common stock-$0.001 par value; 56,000,000 shares authorized; 13,682,282 and 12,876,314 shares issued; 13,456,982 and 12,651,014 outstanding for 2003 and 2002, respectively	13,683	12,877
Additional paid-in capital	58,423,249	55,966,589
Accumulated other comprehensive loss	(336,346)	(88,564)
Accumulated deficit	(29,431,524)	(29,890,243)
Treasury stock at cost 225,300 shares at December 31, 2003 and 2002, respectively	(718,601)	(718,601)
Total Stockholders' Equity	27,950,461	25,282,058
Total Liabilities And Stockholders' Equity	$ 31,491,330	$ 29,307,335

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31,	2003	2002	2001
Revenue:			
Semiconductor	$ 10,490,935	$ 9,779,712	$ 5,646,724
Licensing	8,822,357	8,097,394	4,973,584
Other	500,489	1,124,687	4,810,622
Total revenues	19,813,781	19,001,793	15,430,930
Cost of sales	4,056,079	4,754,245	6,703,550
Gross margin	15,757,702	14,247,548	8,727,380
Operating expenses			
Sales and marketing	5,487,159	4,625,833	4,474,575
Research and development	4,263,682	4,189,379	3,576,170
General and administrative	5,053,387	4,889,484	5,167,396
Total operating expenses	14,804,228	13,704,696	13,218,141
Income (loss) from operations	953,474	542,852	(4,490,761)
Other income, net	538,278	774,125	796,504
Minority interest	5,430	77,708	193,005
Income (loss) before income tax expense	1,497,182	1,394,685	(3,501,252)
Income tax expense	1,038,463	588,333	377,519
Net income (loss)	$ 458,719	$ 806,352	$ (3,878,771)
Net income (loss) per common share:			
Basic	$ 0.04	$ 0.06	$ (0.31)
Diluted	$ 0.03	$ 0.06	$ (0.31)
Weighted average shares used in the calculation of Net income (loss) per common share:			
Basic	13,033,002	12,648,373	12,630,199
Diluted	14,420,810	12,862,199	12,630,199

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31,	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ 458,719	$ 806,352	$ (3,878,771)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Minority interest	(5,430)	(77,708)	(193,005)
Provision for doubtful accounts	(38,580)	22,220	50,240
Provision for obsolete inventory	(9,937)	490,666	113,920
Depreciation and amortization	1,167,825	1,198,922	1,558,299
Deferred income taxes	(30,898)	833,283	(79,973)
Amortization of premium on investments available for sale	6,394	–	15,701
Stock option compensation expense	72,945	88,725	125,176
Currency translation adjustment	–	–	4,744
Loss on disposition of furniture, fixtures and equipment	10,257	4,107	865
Changes in operating assets and liabilities:			
Accounts receivable	(117,423)	(226,625)	(132,348)
Inventories	64,299	326,019	1,330,491
Prepaid expenses and other assets	(625,742)	169,402	216,109
Accounts payable	492,819	188,334	(780,703)
Accrued liabilities	(754,367)	990,597	(617,252)
Income taxes payable	117,005	(803,321)	61,010
Net cash provided by (used in) operating activities	807,886	4,010,973	(2,205,497)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of furniture, fixtures and equipment	(505,084)	(922,070)	(509,183)
Purchase of investments available for sale	(5,232,531)	(6,645,280)	–
Proceeds from sales of investments available for sale	1,118,916	582,556	5,675,000
Expenditures related to intangible assets	(538,936)	(181,963)	(73,949)
Net cash (used in) provided by investing activities	(5,157,635)	(7,166,757)	5,091,868
CASH FLOWS FROM FINANCING ACTIVITIES			
Principal payments on line of credit	–	–	(8,000,000)
Exercise of stock options	1,424,509	132,084	185,029
Purchase of treasury stock	–	(266,607)	(188,713)
Net cash (used in) provided by financing activities	1,424,509	(134,523)	(8,003,684)
Net decrease in cash and cash equivalents	(2,925,240)	(3,290,307)	(5,117,313)
Cash and cash equivalents, beginning of period	15,720,860	19,011,167	24,128,480
Cash and cash equivalents, end of period	$ 12,795,620	$ 15,720,860	$ 19,011,167
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash paid during the period for:			
Interest	$ –	$ –	$ 151,667
Income taxes	$ 1,129,334	$ 623,919	$ 396,482
SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES			
Unrealized loss on investments, net	$ (247,782)	$ (14,509)	$ (13,849)
Acquisition of minority interest in SRSWOWcast	$ 960,012	$ –	$ –

CORPORATE INFORMATION

BOARD OF DIRECTORS

Thomas C.K. Yuen
Chairman of the Board,
Chief Executive Officer & President
SRS Labs, Inc.

David R. Dukes
Vice Chairman
RSI Holding Corporation

Winston E. Hickman
Executive Vice President &
Chief Financial Officer
REMEC, Inc.

Stephen V. Sedmak
Vice Chairman, Board of Directors
SRS Labs, Inc.

Sam Yau
Private Investor
Former CEO
National Education Corp.

EXECUTIVE OFFICERS

Thomas C.K. Yuen
Chairman of the Board,
Chief Executive Officer & President

Janet M. Biski
Chief Financial Officer,
Treasurer & Secretary

Philip C. Maynard
Executive Vice President,
Chief Legal Officer

Theodore A. Franceschi
Executive Vice President of Licensing
and General Manager

EXECUTIVE OFFICERS (CONTINUED)

Alan D. Kraemer
Executive Vice President
of Technology &
Business Development

Jennifer A. Drescher
Vice President of
Corporate Communications

David M. Lanthier
Vice President of
Strategic Marketing

TRANSFER AGENT & REGISTRAR

American Stock Transfer & Trust Co.
59 Maiden Ln., New York, NY 10038

SHAREHOLDER SERVICES

(800) 937-5449

INDEPENDENT AUDITORS

BDO Seidman, LLP
Costa Mesa, California

LEGAL COUNSEL

Paul, Hastings, Janofsky
& Walker, LLP
Costa Mesa, California

PATENT COUNSEL

Knobbe, Martens,
Olson & Bear, LLP
Irvine, California

COMMON STOCK LISTING

SRSL NASDAQ LISTED

SRS Labs, Inc. common stock trades on the NASDAQ National Market under the symbol SRSL.

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at the DoubleTree Club Hotel at Seven Hutton Centre, Santa Ana, CA. June 30, 2004 at 10:00 am (PDT). All stockholders are cordially invited to attend.

FORWARD LOOKING STATEMENTS

This annual report, including the Letter to Shareholder, contains forward-looking statements within the meaning of the federal securities laws. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of factors set forth under the caption "Factors That May Affect Future Results" in Management's Discussion and Analysis of Financial Condition and Results of Operations located in the annual report on Form 10-K which is included as part of this annual report, and factors set forth in other periodic reports filed with the Securities and Exchange Commission.



SRS LABS, INC.

2909 DAIMLER STREET, SANTA ANA, CA 92705 USA

TELEPHONE 949.442.1070

WWW.SRSLABS.COM

Sound Check. This annual report is a first for SRS Labs. We are using audio to give you the opportunity to hear about our company and our vision, as well as to listen to our audio technology at work. Our portfolio of breakthrough audio, voice and surround sound technologies significantly improves the listening experience for people wherever they are — in their home, at work, and on the road. Through this annual report and CD, you will discover why we have become the audio expert for the consumer electronics industry.



Thomas C. K. Yuen has served as chairman and chief executive officer of SRS Labs since January 1994. Prior to joining SRS Labs, Mr. Yuen co-founded Irvine-based AST Research, Inc. in 1981. He served as AST's co-chairman and chief operating officer. Under his leadership, AST became a Fortune 500 company in 1991 and its stock was named the Best Performing NASD Stock of 1991. Mr. Yuen departed AST in 1992 and focused his efforts on investing in new projects. Before co-founding AST, he held various engineering and project management positions with Hughes Aircraft Company, Sperry Univac and Computer Automation. The Computer Reseller News Magazine named him One of the Top 25 Executives of the Computer Industry in 1988 and 1991. In 1997, Mr. Yuen received the Director of the Year award from the Orange County Foundation of Corporate Directors.

SRS Labs, Inc.
2909 Daimler Street
Santa Ana, CA 92705 USA
Telephone 949.442.1070
Facsimile 949.852.1099
www.srslabs.com

SRS

AN AUDIO ANNUAL REPORT: FISCAL YEAR 2003

SOUND CHECK

BY SRS LABS, INC.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM ~~10-K~~

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2003

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 0-21123

SRS LABS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**33-0714264**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2909 Daimler Street, Santa Ana, California 92705
(Address of principal executive offices) (Zip Code)

(949) 442-1070
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: **None**

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, Par Value $0.001 Per Share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's voting Common Stock held by non-affiliates of the registrant was approximately $37,158,008 (computed using the closing price of $4.05 per share of Common Stock on June 30, 2003, as reported by the Nasdaq Stock Market).

As of March 15, 2004, 14,085,993 shares of the registrant's Common Stock, par value $0.001 per share, were outstanding. Of that amount, 225,300 shares were held as treasury shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement prepared in connection with the Annual Meeting of Stockholders to be held in 2004 are incorporated by reference in Part III of this Form 10-K.

SRS LABS, INC.

ANNUAL REPORT ON FORM 10-K

Table of Contents

You should carefully consider the risk factors described below, as well as the other information included in this Annual Report on Form 10-K prior to making a decision to invest in our securities. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known or that we currently believe to be less significant may also adversely affect us. Unless the context requires otherwise, references to "the Company," "we," "us," "our" and "SRS Labs" refer specifically to SRS Labs and its subsidiaries.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

On one or more occasions, we may make statements regarding our assumptions, projections, expectations, targets, intentions or beliefs about future events. All statements other than statements of historical facts included in this Annual Report on Form 10-K relating to expectation of future financial performance, continued growth, changes in economic conditions or capital markets and changes in customer usage patterns and preferences, are forward-looking statements.

Words or phrases such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "predicts," "projects," "targets," "will likely result," "will continue," "may," "could" or similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed. We caution that while we make such statements in good faith and we believe such statements are based on reasonable assumptions, including without limitation, management's examination of historical operating trends, data contained in records and other data available from third parties, we cannot assure you that our expectations will be realized.

In addition to the factors and other matters discussed under the caption "Factors That May Affect Future Results" in Item 7. of Management's Discussion and Analysis of Financial Condition and Results of Operations in this Annual Report on Form 10-K, some important factors that could cause actual results or outcomes for SRS Labs or our subsidiaries to differ materially from those discussed in forward-looking statements include:

- changes in general economic conditions in the markets in which we may compete and fluctuations in demand in the sound technology licensing and semiconductor industries;
- our ability to sustain historical margins as each of our industries develop;
- increased competition;
- increased costs;
- exposure to risks in our licensing business related to product and customer concentration;
- reliance on revenue contributed from our ASIC and standard IC business;
- risks in our Valence business related to fabrication outsourcing to third parties;
- reliance on intellectual property;
- our ability to retain key members of management;
- adverse state, federal or foreign legislation or regulation or adverse determinations by regulators; and
- other factors identified from time to time in our filings with the Securities and Exchange Commission.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all such factors.

PART I

Item 1. Business

Overview

SRS Labs, Inc. ("SRS Labs" or "SRS") is a leading developer and provider of audio, voice and surround sound technology solutions, application-specific integrated circuits ("ASICs") and standard integrated circuits ("ICs") for the home theater, gaming, portable audio, mobile phone, computer, automotive and broadcast markets. We operate our business through three operating units: SRS Labs, the parent company; its wholly-owned subsidiary, SRSWOWcast.com, Inc., doing business as SRSWOWcast Technologies ("SRSWOWcast"); and its wholly-owned subsidiary, ValenceTech Limited, and ValenceTech Limited's wholly-owned subsidiaries (collectively "Valence").

We operate in the following five business segments:

SRS Labs

Licensing: Our licensing segment develops and licenses audio enhancement, voice and surround sound technologies to many of the world's leading manufacturers of hardware and software products as well as semiconductor solution providers. Licensing revenues comprised 45%, 43%, and 32% of total consolidated revenues in 2003, 2002 and 2001, respectively.

Speaker Products: Our product segment develops and markets consumer speaker products that incorporate proprietary audio and speaker technologies. Product revenues comprised less than 1% of total consolidated revenues in 2003, 2002 and 2001.

SRSWOWcast

Professional and Consumer Audio Products: Our professional and consumer audio products segment develops and markets professional software and hardware products and consumer software plugins that incorporate proprietary audio enhancement, voice and surround sound technologies. Revenue from this segment comprised 1% of total consolidated revenues in 2003 and less than 1% of total consolidated revenues in 2002 and 2001.

Valence

Semiconductor: Our semiconductor segment designs, develops and markets technology solutions in the form of analog and digital signal processor ("DSP") semiconductor products or custom ASIC solutions to original equipment manufacturers ("OEMs") around the world. Semiconductor revenues comprised 53%, 52% and 37% of total consolidated revenues in 2003, 2002 and 2001 respectively.

Component Distribution: Our component distribution segment is an authorized, non-exclusive distributor of semiconductor components, subassemblies and finished goods for selected OEM customers. Component distribution revenues comprised 1%, 5% and 30% of total consolidated revenues in 2003, 2002 and 2001 respectively. We are no longer emphasizing this business due to our decision to focus on higher margin revenue and we expect future revenue to be immaterial to our total business, therefore, we will not continue to break out this segment.

SRS Labs was incorporated in the State of California on June 23, 1993 and reincorporated in the State of Delaware on June 28, 1996. Our executive offices are located at 2909 Daimler Street, Santa Ana, California 92705. Our telephone number is (949) 442-1070.

A narrative description of our business activities by industry segment and geographic area follows. The financial information for business segments, geographic areas and customer concentration is included in this Annual Report on Form 10-K under "Item 8. Financial Statements and Supplemental

Data" and in Notes 1 and 10 to the Notes to Consolidated Financial Statements. Revenues for each of our business segments as a percentage of consolidated revenues and additional discussion relating to our revenues are presented under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations." Reference also is made to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors That May Affect Future Results" for a discussion relating to certain business risks relating to our business.

Company History

SRS Labs was formed in 1993 in connection with the purchase of all rights and assets of various audio and speaker technologies from the Hughes Aircraft Company ("Hughes"). In August 1996, we successfully completed an initial public offering, raising approximately $22 million. From our inception in 1993 until February 1998, we derived substantially all of our revenues from audio technology licensing activities for the home theater and computer markets.

On March 2, 1998, we acquired 100% of the outstanding stock of Valence Technology Inc., a British Virgin Islands holding company, which had its principal business operations and office locations in Hong Kong and the People's Republic of China (the "PRC"). This acquisition significantly expanded our business activities from the original licensing model to include the design, manufacture and marketing of custom ASICs, standard ICs, components and products.

In addition to the acquisition of Valence in 1998, we acquired rights to two additional technologies, Voice Intelligibility Processor ("VIP"), a patented voice processing technology that improves the intelligibility of the spoken voice, especially in high ambient noise environments; and Circle Surround, a patented audio delivery system that allows multichannel surround sound to be encoded into a two-channel stereo format and allows an encoded two-channel audio source to be decoded into a multichannel surround format.

Formed in 1999, our SRSWOWcast subsidiary was originally established as an entertainment portal with original Internet programming, syndicated programming and as a demonstration platform for SRS audio technologies. In 2001, we revised our business strategy to focus on the development and marketing of hardware and software products that feature our audio and voice enhancement technology solutions for personal computer and professional audio and broadcast applications, such as television, radio, music production, cable and satellite. Consistent with our licensing trademark policy, we actively promote the use of our trademarks and logos by our broadcast partners. At December 31, 2002, SRS Labs owned approximately 87% of the capital stock of SRSWOWcast. In February 2003, SRS Labs completed an exchange offer with the minority shareholders of SRSWOWcast, pursuant to which SRS Labs acquired all of the outstanding shares of Series A Convertible Preferred Stock of SRSWOWcast in exchange for the issuance of shares of SRS Labs common stock. As a result of the exchange offer, SRSWOWcast became a wholly-owned subsidiary of SRS Labs.

SRS Labs' Technology Licensing

Description of Business

Our technology licensing strategy continues to be the development and licensing of audio enhancement, voice, surround sound and speaker technologies to product and semiconductor manufacturers, as well as software providers, in the home theater, mobile phone and voice communication, portable audio, personal computer, and automotive markets around the world. Our sales strategy is to identify high-growth markets, develop needed technology solutions and features, and work with software and semiconductor platform partners to make these technologies widely available and easy to implement by OEMs. We believe that we will continue to strengthen our market position as a world leader in audio and voice technology by employing the strategy of providing a continuous stream of patented audio and voice technologies, enhancing relationships with existing licensees, and creating strong brand awareness in order to attract new licensees.

Our technologies may be implemented in a variety of methods, including discrete analog components, analog semiconductor products, DSPs and software. These various implementation options offer our customers significant flexibility when incorporating our technologies into their products.

Our license agreements typically have multi-year terms and either require per-unit royalty payments for all products implementing our technologies or provide for a fixed annual or quarterly royalty payment. License agreements also specify the use of our trademarks and logos on the product, within the packaging and in the user's manual. Agreements also require our product review and approval to guarantee the quality of the technology implementation and the correct usage of our logos and trademarks. We believe these terms ensure the quality and consistency of the technology and elevate the awareness of the SRS brand in the marketplace. Most agreements do not have volume requirements and may be terminated by the licensees or the Company without substantial financial penalty.

Technology Portfolio

The portfolio of licensable technologies that we have developed or acquired include a wide range of techniques for mono and stereo audio enhancement, psychoacoustic bass enhancement, voice processing, virtual surround sound, multichannel surround sound encoding and decoding as well as speaker designs. The technologies described in detail below are marketed by SRS Labs under the following trademarked names: Circle Surround®, Circle Surround II™, Dialog Clarity™, FOCUS®, SRS®, SRS Headphone™, TruBass®, TruSurround®, TruSurround XT®, VIP™, WOW™ and WOW XT™.

Circle Surround® and Circle Surround II ™

Circle Surround ("CS") is an advanced, highly versatile, patented, multichannel audio encode and decode system capable of supporting a wide range of surround sound creation and playback applications. Circle Surround encoding provides the capability to encode up to 6.1 channels of audio for transmission or storage of over two output channels or standard two-channel carriers. It is backward compatible with most matrix decoders, such as Dolby Pro Logic® and Dolby Pro Logic II, with playback performance subject to the limitations of the specific decoder. The Circle Surround encoding process can be used in the broadcast of television and radio material; in the recording process for music or movies; or in the development of games for computers or video game consoles.

In 2002, SRS Labs announced that ESPN was the first network to adopt Circle Surround for surround sound broadcasts. In 2003, the use of Circle Surround increased dramatically by a wide variety of networks, content providers, and radio stations, including ABC, CBS, FOX, FX, NBC, PAX, PBS, TNT, UPN, WB, Paramount Pictures, Larson Studios, Tokyo FM Broadcasting Co., Guangdong Radio and Arbor Records. This new broadcast opportunity increases our brand reach because the Circle Surround logo is often displayed at the beginning or end of each Circle Surround-encoded telecast.

Circle Surround decoding creates multichannel surround sound from any audio source. The original version, Circle Surround, is capable of delivering up to 5.1 channels of audio from stereo, matrix-encoded or Circle Surround-encoded material. Its successor, Circle Surround II ("CS II"), is an even more versatile surround sound decoding algorithm capable of delivering 6.1 channels of surround sound from mono, stereo, matrix-encoded or Circle Surround-encoded source material. With the two added features of SRS TruBass and SRS Dialog Clarity, that enhance the multichannel audio experience and address problems that occur when playing back material mixed for the cinema, Circle Surround II is the most flexible and feature-rich surround sound technology available on the market today.

Even in the finest home theater environments, dialog can often become difficult to understand. SRS Dialog Clarity solves this problem and significantly improves dialog intelligibility from all source material. SRS TruBass technology compensates for the use of small speakers or subwoofers. TruBass utilizes proprietary psychoacoustic techniques to restore the perception of low frequency fundamentals and enhance bass performance.

Circle Surround decoding can be implemented in a playback device for any multispeaker applications, such as a home theater audio/video receiver, DVD player, car audio product, PC soundcard or computer speaker. Circle Surround has been adopted by many of the leading electronics companies as a surround decoding option, including Kenwood, Marantz, Theta Digital, Accuphase, M-Audio, Orion Studios and Smart Devices.

FOCUS®

In many audio environments, speakers are not placed in the ideal listening location, which makes it difficult to achieve a realistic sound experience from speakers that are below the plane of the listener's ear. We developed FOCUS as a technology solution for this problem. Originally designed for use in automobiles where front speakers are often placed under the dashboard or facing each other in the door panels, the patented FOCUS technology electronically repositions the sound image to create the appropriate perception of image height. In addition to automobiles, FOCUS is ideally suited for any product application where speakers cannot be placed in optimal locations for either space or aesthetic reasons, such as big screen or projection TVs, home in-wall speakers and commercial applications. Products that feature FOCUS include televisions from Hitachi, Thomson (RCA) and Pioneer.

SRS® 3D Sound

SRS 3D Sound is one of the world's leading 3D audio enhancement technologies. The patented technology broadens any mono or stereo audio signal and creates a realistic 3D sound image from just two standard stereo speakers. SRS 3D Sound is based on the fundamentals of the human hearing system and recreates the multitude of spatial cues that are present in a live listening environment but are lost in recording and playback. SRS 3D Sound dramatically widens the "sweet spot" associated with traditional stereo. It therefore does not require the listener to be positioned in a specific location to experience the immersive sound image.

SRS 3D Sound was originally developed by Hughes, which spent significant resources to develop and patent SRS 3D Sound and related audio technologies. Since acquiring the SRS 3D Sound technology from Hughes in June 1993, SRS Labs has improved the performance of SRS 3D Sound, reduced the cost for OEMs to implement the technology, secured licensing relationships with various semiconductor manufacturers who offer the Company's technology in various analog and DSP options and introduced the technology to a wider variety of consumer applications.

SRS 3D Sound can be applied to any consumer electronics product that includes mono or stereo audio playback through two speakers or headphones, including televisions, computers, audio receivers, car products, gaming products, powered speakers, portable and wireless audio products and mobile phones with audio playback.

SRS Headphone™

Introduced in early 1998, the patented SRS Headphone technology optimizes the core SRS 3D Sound technology for use with a standard pair of headphones or ear buds. The process repositions the sound image from inside the listener's head to outside the listener's ears, creating a more natural listening situation. Sony currently features SRS Headphone in its portable CD/DVD players and Mitsubishi in its mobile phones.

TruBass®

SRS TruBass is a patented, psychoacoustic process that creates the perception of increased bass performance in smaller speaker systems and headphones far beyond the physical capabilities of the speakers themselves. It is a dynamic technology that actively monitors the low-frequency content of an audio signal and optimizes the frequency and amplitude spectrum of the output signal to enhance bass perception. It effectively creates the impression of a subwoofer in smaller speaker systems and when used with a subwoofer, further increases the efficiency and overall performance of the bass response.

Applications for this technology include any product with small and medium sized speakers or headphones, such as those found in televisions, radios, portable audio devices, boom boxes, games and smaller hand-held devices. TruBass is an important part of the feature-set for several of our technology solutions, including WOW, Circle Surround II and TruSurround XT.

TruSurround® and TruSurround XT ™

The TruSurround family of technologies was specifically designed to present the multichannel audio content that is standard on DVD movies over only two speakers. They deliver *virtual surround sound,* which is a compelling, surround sound-type experience achieved over any two-speaker playback system, including internal television speakers and headphones. TruSurround and TruSurround XT are fully compatible with all multichannel encoding formats up to 6.1 channels, and are also backward compatible with non-surround encoded audio, delivering an immersive 3D audio experience from standard mono or stereo sources.

TruSurround has been adopted by many of the leading home theater manufacturers of DVD players, set-top boxes and televisions including Accuphase, Aiwa, Emerson, Funai, Fujitsu, Hitachi, Hughes, Kenwood, Marantz, Matsushita, Mitsubishi, Motorola, Philips, Pioneer, RCA, Sony, Toshiba, Yamaha and more.

Introduced to the market in 2002, TruSurround XT is our flagship version that includes the added technology features of SRS TruBass and SRS Dialog Clarity to enhance the multichannel audio experience and address problems that occur when playing back material originally mixed for the cinema. Even in the finest home theater environments, dialog can often become difficult to understand. SRS Dialog Clarity solves this problem and significantly improves dialog intelligibility from all source material. SRS TruBass technology compensates for the use of small speakers or subwoofers. TruBass utilizes proprietary psychoacoustic techniques to restore the perception of low frequency fundamentals and enhance bass performance.

In 2003, we began realizing revenue from TruSurround XT from software DVD player and television licensees, including Analog Devices, Cyberlink, Formenti, Intervideo, M-Audio, Orion Studios, Thomson, LG, Samsung and more.

In 2003, we also developed TruSurround XT Headphone, a headphone optimized version of TruSurround for creating a realistic virtual surround sound listening experience over any pair of stereo headphones. When listening to multichannel content over headphones, such as DVD movies, the listening experience is fundamentally different than listening to speakers. Since the headphone speaker drivers are covering the pinna (outer part) of the ear, the listening experience differs greatly from traditional speaker playback. TruSurround XT utilizes patented headphone perspective curves to solve this problem and provides a non-fatiguing, immersive, home theater listening experience. TruSurround XT Headphone also delivers exceptional 3D audio from mono and stereo material. By the end of 2003, we had successfully licensed this headphone technology to Marantz for inclusion in new home theater audio/video receivers.

WOW™

WOW, a combination of several of our patented techniques, including SRS 3D Sound, FOCUS and TruBass, is our flagship 3D audio enhancement solution for speakers and headphones. It is an award-winning, playback enhancement technology that improves the dynamics and bass performance of mono or stereo audio, especially when used with smaller speakers or headphones that are not capable of achieving a high fidelity experience, or when the audio has been digitally compressed into formats such as MP3 and Windows® Media Audio ("WMA"). WOW is an ideal audio solution for manufacturers of mobile or portable devices, in addition to products in which speakers are located closely together, such as televisions. Hardware and software products that feature WOW include mobile phones from Sharp, Samsung and NEC; Microsoft's Windows® Media Player series software products; digital audio players from Dioneer, Samsung, Olympus, Rio, eDigital, iRiver and I-Bead; car CD receivers from Kenwood, as well as televisions from Sony, Hitachi and Sharp. To date, over 300 million hardware or software products have been shipped or downloaded that include the powerful WOW audio feature.

WOW XT for Mobile™

WOW XT for Mobile is a complete suite of technologies based on the original WOW algorithm that includes more application-specific adjustable controls for audio-enabled mobile phones, PDAs and portable digital audio players. It incorporates advanced, patented audio enhancement technologies optimized for the specific audio playback challenges that handset manufacturers face, such as tiny speaker driver issues, single speaker stereo challenges and difficulty in achieving deeper bass tones without significant usage of device memory and power resources.

Whether the device has one speaker, two closely spaced speakers, or relies on headphone or earbud playback, WOW XT for Mobile can be customized for any handset maker or OEM's specific requirements and handset design. The company also has enabling and utility technologies to help overcome the physical limitations of the small speaker drivers and headphones of mobile devices to produce a more natural, realistic and immersive audio experience. Some of these technologies include the ability to preserve the original music source's stereo instrumentation during stereo-to-mono mix down, the ability to manage the output level of multiple audio sources to prevent clipping, and many other breakthrough solutions that help handset makers increase their market share by providing cost-effective audio enhancement solutions that help mobile carriers attract and keep more customers. For the newer stereo speaker-enabled mobile phones, WOW XT provides the industry's most extreme stereo width from polyphonic ring tones and digitally compressed music formats, such as MP3, WMA and AAC.

The WOW XT for Mobile technology suite was launched in October 2003 and by the end of 2003, the WOW XT libraries were available for evaluation by customers on ARM®, Intel XScale™, and TI OMAP™ processors. The WOW XT libraries are compatible with Symbian™ OS, Microsoft Windows Mobile™ 2003, Linux and other operating systems. The key benefit of adding SRS software technologies is that there are no hardware design changes needed to immediately achieve incredibly fuller, more dynamic audio. In addition, wireless service providers who incorporate WOW XT for Mobile into their product lineup can dramatically improve a subscriber's first impression when trying a mobilemedia application for the first time.

VIP™ (Voice Intelligibility Processor)

Our patented VIP technology improves the intelligibility of the spoken voice and is particularly effective in noisy environments. It selectively processes only those spectral portions of the speech signal that the brain uses for cognition, without requiring an increase in gain or volume. SRS 3D Sound inventor Arnold Klayman, who is now the principal audio scientist at SRS Labs, originally developed the VIP technology at Hughes. During a divestiture in 1994, Hughes sold the VIP technology to a third party that further developed and marketed the VIP technology through a stand-alone signal processor for use in the professional sound reinforcement industry. As mentioned previously, we acquired the VIP technology in 1998.

The market opportunities for VIP include mobile phones, wireless products, hearing aids, hand-free devices, Voice over Internet Protocol, traditional and Internet broadcasting and other voice-related applications. We offer both software and hardware implementation options for VIP and it is also available as digital code that may be ported to DSP platforms used by product manufacturers. VIP is also available in software and can run on client or server-side applications.

Vertical Markets and OEM Licensees

Through our licensing business segment, we market our portfolio of technologies to the following vertical markets; home theater; mobile phone and voice communication; portable audio; personal computer and Internet; and automotive.

Home Theater

Home theater products represent the largest current market for our technologies and have historically been the largest revenue contributor to the licensing segment. This market is highly competitive and generally dominated by large multi-national manufacturers. Product categories within this market, including televisions, DVD players, cable set-top boxes and a/v receivers, are among the fastest growing or highest volume in the electronics industry and represent a significant opportunity for our full portfolio of audio enhancement and surround sound technologies. Manufacturers in this market utilize our technologies to differentiate their products from their competitors and improve functionality and product performance.

Our customers in this market include many of the leading global electronics manufacturers, who in many instances license multiple technologies from us for multiple product lines and divisions. Our strategy for this market remains to penetrate and expand. We penetrate a new customer and successfully license at least one of our technologies for a particular product line or division and then expand the usage of our technologies into additional product lines and divisions. For example, in May 2003, we announced that Samsung Electronics had signed a global technology licensing agreement for the use of SRS WOW technology and that the first product line to feature WOW would be the YEPP™ line of digital audio players. By the end of 2003, Samsung had expanded its use of WOW into additional products including mobile phones, mini audio systems, televisions and computer monitors.

Mobile Phone and Voice Communication

Mobile phones are becoming a true convergent product as more and more mobile phones are now complete multimedia devices capable of delivering multichannel audio, up to 64 polyphonic ring tones, streaming video across wireless networks, as well as MP3 audio playback. One or two closely spaced speakers are also becoming standard on many of the newest mobilemedia smart phones. While we continue to work with many of the leading mobile phone and voice communications companies, such as Sharp, Mitsubishi, and J-Phone in Japan and Samsung in Korea, to implement our voice technology solutions in communications products, the advent of multimedia functionality on mobile phones has opened up an opportunity for us to license our audio enhancement technologies, such as WOW XT for Mobile, which was introduced in 2003.

Whether the device has one speaker, two closely spaced speakers, or relies on headphone or earbud playback, WOW XT for Mobile can be customized for any handset maker or OEM's specific requirements and handset design. We also have enabling and utility technologies to help overcome the physical limitations of the small speaker drivers and headphones of mobile devices to produce a more natural, realistic and immersive audio experience. Some of these technologies include the ability to preserve the original music source's stereo instrumentation during stereo-to-mono mix down, the ability to manage the output level of multiple audio sources to prevent clipping, and many other breakthrough solutions that help handset makers increase their market share by providing cost-effective audio enhancement solutions that help mobile carriers attract and keep more customers. For the newer stereo speaker-enabled mobile phones, WOW XT provides the industry's most extreme stereo width from polyphonic ring tones and digitally compressed music formats such as MP3, WMA and AAC.

The key benefit of adding SRS software technologies is that hardware design changes aren't needed to quickly achieve incredibly fuller, more dynamic audio. In addition, wireless service providers who incorporate WOW or WOW XT for Mobile into their product lineup can dramatically improve a subscriber's first impression when trying a mobilemedia application for the first time.

During 2003, we announced that the WOW and WOW XT libraries had become available on ARM, Intel XScale, and TI OMAP processors and are compatible with Symbian OS, Microsoft Windows Mobile 2003, Linux and other operating systems. We also announced a licensing agreement with PacketVideo, a premier independent provider of mobilemedia software for the leading handset manufacturers, including Sony Ericsson, Motorola, Fujitsu, Siemens, NEC, Sagem, Nokia and others.

Portable Audio

The use of portable audio players, such as MP3 and portable listening devices, is widespread around the world, reflecting demand from consumers to take their music with them. While the demand for more entertainment features increases, the size of the devices are decreasing and because of simple physical design constraints, the quality of the audio experience cannot always be maintained. The small footprint of these devices limits speaker size, speaker spacing and the quality of headphone listening is variable since headphones are often selected for their small size and aesthetics rather than their audio performance. In addition to physical considerations, the various audio compression algorithms in common use, such as MP3, AAC and WMA, can adversely affect the quality of the reproduced audio depending on factors such as encoded bit rate and encoder quality level.

Manufacturers of these devices are looking for solutions to improve the listening experience without affecting design change, increasing power consumption or adding additional product components. In 2003, we introduced *WOW XT for Mobile*, a special version of our SRS WOW stereo audio enhancement technology that can be customized by manufacturers for the specific audio requirements of portable devices. In 2003, we worked closely with our network of semiconductor partners to make the technology available on the leading platforms that are used by this industry. By the end of 2003, we had announced that both the core SRS WOW and WOW XT technology libraries were available on the world's leading semiconductor and software platforms including ARM, Intel XScale, Texas Instruments OMAP, Micronas, Motorola Coldfire, Telechips and more. Product manufacturers who introduced products that include WOW or WOW XT include: Click.TV, Diasonic, Hyunwon, iBead, Kwon, Moral Follow System, Olympus and Samsung.

Personal Computer

Consumers are increasingly using computers and the Internet for more than just word processing or business functions. The majority of desktop computers and notebooks incorporate a DVD playback drive and typically support high-resolution graphics, sound and voice communications. The demand for these capabilities has been driven by the proliferation of multimedia based entertainment and video games and the widespread use of DVDs and the Internet. The personal computer market is characterized by intense pricing competition and, as a result, the OEM hardware market is difficult to penetrate. The software market, on the other hand, is being fueled by consumer's increasing use of a computer for playback of DVD movies. This shift towards using a computer for more and more entertainment purposes has yielded opportunities for the license of our audio technologies to software developers and on software platforms for computer manufacturers.

During the second half of 2002, we entered into licensing relationships with leading providers of DVD player software, including Cyberlink, InterVideo and Orion Studios. In 2003, these software providers expanded their use of SRS technologies with new versions of their products launching throughout the year. By the end of 2003, we successfully penetrated the PC OEM market and had announced that Sony had expanded their use of SRS technologies into desktop PCs. In January 2004, we continued this penetration with the announcement that Toshiba had licensed several of our technologies for their line of Satellite notebooks.

Automotive

The automobile is rapidly becoming an entertainment environment through the popularity of rear seat DVD entertainment systems and with digital radio fueling the desire for surround sound audio. This phenomenon has opened up opportunities to license several of our audio technologies, including Circle Surround, TruSurround, WOW and VIP.

An automobile has multiple speakers installed in both the front and rear, making it an ideal environment for enjoying music in surround sound. Unfortunately, there is very little surround sound material available in a car. In 2003, we developed Circle Surround for Automotive, a special version of our Circle Surround technology that can be customized by car manufacturers for the specific audio requirements of each type of vehicle. Now, surround sound entertainment in a car can be a reality. Circle Surround delivers up to 6.1 channels of full-bandwidth surround sound from any audio source, including the radio, CDs and even MP3 files burned onto a CD.

Rear seat passengers are increasingly using DVD systems for entertainment. Our TruSurround technology, which is widely used by traditional DVD player manufacturers, transforms the listening experience over traditional headphones into a realistic virtual surround sound experience.

It is also challenging to create a quality stereo audio experience in a car due to a variety of speaker issues, including limited speaker driver sizes and the less than ideal placement of front speakers in a door facing each other. These challenges are solved with our WOW technology, which utilizes both FOCUS and TruBass, to provide remarkable improvement in the width, height and depth of any mono or stereo audio source, as well as providing deep, rich bass enhancement.

The design cycle for automobile electronics is long, often taking up to 36 months for the feasibility and implementation studies to occur. While no significant revenue was generated from this market segment during 2003, we continue to believe that this market holds opportunity for the license of our technologies and anticipate progress in this segment to be announced during 2004.

The following table identifies many of our OEM licensees and the market or markets in which such licensees are participating or are planning to participate, as of December 31, 2003:

Home Theater

Aiwa
Changhong
Daewoo
Denon
Hitachi Ltd.
Hughes Network Systems
Kenwood Corporation
Konka Group
LG Electronics
Marantz Japan Inc.
Metz
Mitsubishi Electric Corporation
Motorola Consumer Solutions Business
Philips Consumer Electronics
Pioneer Corporation
Thomson Multimedia (RCA)
Sampo Electric
Samsung Electronics
Sharp Manufacturing Company of America
Skyworth
Sony Corporation
Toshiba Corporation
Yamaha Corporation
Zenith

Mobile Phone and Voice Communication

Mitsubishi Electric Corporation
NEC
Samsung Electronics
Sharp Corporation

Portable Audio

Digital Way
Dioneer
e.Digital
Etronics Corporation
iBead
iRiver
MPMan.com
Olympus Optical
Samsung
Sennheiser Electronic
Sony Corporation

Personal Computer

Cyberlink Corporation
InterVideo Inc.
M-Audio
Microsoft Corporation
Orion Studios
Sony Corporation
Toshiba

Automotive

Fujitsu Ten Corporation
Kenwood

Platform Strategy

The mission of our licensing platform strategy is to achieve comprehensive and strategic coverage for our technology solutions within all of our targeted vertical product markets in order to expand sales and licensing opportunities. By developing strong relationships with the leading software and semiconductor companies, our audio technologies can be delivered to customers worldwide across high growth and high volume product applications.

Our licensing model most often employs a system whereby semiconductor manufacturers are recruited to build and sell semiconductor implementations that involve our technology solutions (our "Chip Partners"). Under this system, revenue is not received directly from our Chip Partners. We also enter into licensing arrangements with OEMs for the use of our technology solutions in consumer and other products manufactured by the OEM. Our Chip Partners then sell these semiconductor technology solutions directly to the licensed OEMs. Under this licensing method, OEM product licensees are free to choose a semiconductor solution from the SRS Chip Partner that best suits their requirements and matches their price expectations. We receive royalties directly from the licensed OEM for the use of our technologies in licensed products manufactured and shipped by the OEM. Many major OEMs have licenses for the use of one or more of our technologies and for the use and display of our trademarks.

The licensing methodology above is not well established in certain industries or in certain geographic regions such as the PRC and India. To address these market conditions, we implement an alternate royalty collection method, where the royalty is "bundled" into the cost of the semiconductor product and remitted directly to us from our Chip Partner when the semiconductor product is sold and shipped to the OEM. This system simplifies the business process for the OEM, our Chip Partner and SRS Labs. We determine which licensing model to follow based on factors involving mutual discussions with our Chip Partner and consumer product manufacturer, the particular market segment involved, the particular region where the products are manufactured and sold, as well as other factors.

Our process for selecting particular Chip Partners and platforms for distributing our technology is based on several criteria including: (a) Segment Leadership—we target Chip Partners that hold preeminent positions in market segments characterized by high growth, volume and/or margins; (b) Volume—platforms which will maximize exposure of our IP to a large number of potential OEMs; (c) Synergy—platforms which serve to position our IP along with compatible and additive technologies for integrated delivery; and (d) Convergence Potential—which enable us to establish a presence on platforms that intersect merging functional features. An example of this would be the platforms for new personal multifunctional devices that include mobile phone, personal digital assistant ("PDA") and MP3 capabilities.

The following table identifies the Chip Partners who have entered into licensing agreements with SRS Labs as of December 31, 2003, or who have software or digital platforms that offer our technologies to licensed OEMs:

AKM Semiconductor
Analog Devices
ARM
ASP Microelectronics
Broadcom Corporation
Cirrus Logic
DSP Factory
ESS Technology, Inc.
Intel
LG Semiconductor
Micronas
Mitsubishi Electric Corporation
Motorola
New Japan Radio Corporation ("NJRC")
Packet Video
Philips Semiconductor
Rohm
Samsung Electronics
Sigmatel, Inc.
ST Microelectronics
Texas Instruments
Toshiba Corporation
Zoran Corporation

Licensee Sales Support

To implement our licensing sales strategy within our identified vertical markets, we have established a direct sales force and a worldwide network of independent sales agents. In North America, we employ a direct sales force to market our portfolio of audio and voice technologies to the OEM community. Internationally, we maintain support offices in the Czech Republic, Japan, Hong Kong and Korea to support our multi-national OEM customers. We actively promote the use of our trademarks and logos and direct customers to prominently display the appropriate SRS technology logo on products, packaging and in advertising. We work closely with our licensees to enhance their success in selling finished products and semiconductor products that incorporate our technologies through a variety of licensee support programs. These programs include engineering support, sales training, tradeshow support, press support, customized marketing materials and corporate communications. Our corporate communications program includes press releases, advertising, industry conferences and corporate newsletter dissemination to our customers around the world, primarily through e-mail. We use the Internet to provide easy-to-use audio technology demonstrations for those technologies that can be appropriately demonstrated on the World Wide Web. We conduct in-person technology demonstrations or presentations for the press and other companies to promote our technologies and products.

We also regularly participate in tradeshows and conferences to increase awareness of our technologies and to market our technologies and products. We work closely with our licensees and Chip Partners to actively explore additional opportunities to place our technologies in new products and/or markets.

SRS Labs' Speaker Products

In January 2003, we unveiled a line of speakers based on proprietary flat panel designs. Throughout the year, we focused on building relationships in the retail network but by the third quarter of 2003, we decided to no longer emphasize this business and focus our sales and marketing efforts on higher margin licensing revenue. The revenues from this segment in 2003 were minimal and we expect that it will continue to account for an insignificant portion of revenue for the year ended December 31, 2004 as we sell off the existing inventory of manufactured speaker products.

SRSWOWcast

Through our SRSWOWcast segment, we develop, license and sell professional hardware and software products and consumer software plugins that feature our SRS audio technologies.

In 1999 we established SRSWOWcast as an entertainment portal with original Internet programming, syndicated programming and as a demonstration platform for SRS audio technologies. In 2001, we revised our business strategy in order to focus on the licensing of our audio and voice enhancement technology solutions for Internet audio, online radio and traditional broadcast applications, such as television, radio, cable and satellite.

During 2003, we concentrated on marketing Circle Surround technology to the radio and television broadcast and professional audio communities and developing additional hardware and software products to support these markets. Our line of professional hardware and software tools provide the most flexible solutions for enhancing content, correcting common problems that occur in audio chains, and delivery of multichannel surround sound over existing stereo carriers. Products available by the end of 2003 include: SRS CSE-07 Circle Surround® Reference Encoder; SRS CSD-07 Circle Surround Reference Decoder; SRS BSP-02 Broadcast Stereo Processor; SRS BPP-02 Broadcast Phase Protector; SRS BAP-02 Megawide Processor; and SRS Circle Surround VST Pro software plug-in. These products are sold directly to professional customers, as well as available from selected dealers and distributors servicing the professional audio and broadcast communities.

By the end of 2003, Circle Surround encoding had made inroads to many of Hollywood's most influential creative talent and professional broadcasters. It is the optimum surround solution for television because it enables any network currently broadcasting in stereo to now deliver up to 6.1 surround sound to its viewers with no change to the distribution or broadcast infrastructure. Current broadcasters include ABC, CBS, NBC, ESPN, ESPN 2, ESPN HD, FOX, FX, TNT, PBS and over two dozen programs including the 2003 Latin Grammy Awards, 55th Annual Prime Time Emmy Awards, X Games, NFL and NBA broadcasts. Some of the new 2003 fall television shows launched with Circle Surround included "It's all Relative" on ABC, "A Minute with Stan Hooper," "Run of the House," and "Luis" on FOX.

We did not generate significant revenue from the sale of professional hardware equipment in 2003 and the outlook for significant revenue generation remains unproven but an important element of our strategy for entering the broadcast and television recording market is leveraging the SRS brand name. Many of our broadcast partners display the SRS and Circle Surround logos at the beginning and the end of each Circle Surround-encoded telecast. This increased visibility to millions of television viewers continues to reinforce the branding of the SRS name as a premier audio technology and provider.

Consumer Hardware and Software Products

Through our SRSWOWcast division, we also develop and market hardware and software products for consumers that feature our SRS audio technologies. These products are sold exclusively online through our e-commerce site, *www.wowthing.com*.

The WOW Thing is a small processor that can be installed between speakers or headphones and the sound card or CPU of most personal computer systems. It enhances the sound quality of CDs as well as digitally compressed audio, which is downloaded or streamed over the Internet. During 2003, we continued to market our remaining inventory to consumers online. The CS II Plug-in for the Windows Media Player was also made available in 2003. Developed exclusively for the Windows Media Player, our CS II plug-in delivers a full 5.1 surround sound experience for stereo & mono music, videos and streaming audio. Revenue from the sale of these products is insignificant but gives us a valuable demonstration platform to showcase our audio technologies.

Valence

Description of Business

Our Hong Kong-based subsidiary, Valence, is a fabless semiconductor company that designs, develops and markets custom and proprietary analog, digital and mixed signal integrated circuits. These products address a wide range of applications in the consumer electronics, portable audio, telecommunications and personal computer markets.

Valence operates primarily in two different areas: the design and sale of custom chips and standard IC semiconductor solutions; and the distribution of semiconductors and components. Consistent with our strategy to focus on high margin business opportunities, Valence has been gradually phasing out the component distribution area of their business, which has historically provided significant top line revenue but very low margins. Concentrating sales, engineering and marketing efforts on the high margin custom semiconductor design and semiconductor sales businesses have contributed to a decrease in overall revenue but resulted in improved margins and financial performance.

Design and Sale of Semiconductor Solutions and IP Licensing

Established in 1985, Valence has over 18 years of experience in the design and sale of integrated circuits and markets these products in two categories: (a) custom application specific ICs ("ASICs") for specific OEM customers, and (b) standard ICs marketed under their own brand name, ASP

Microelectronics ("ASP"). As of the end of 2003, approximately 43 engineers supported our IC design capabilities, which for the past six years have been awarded one of the Hong Kong Industry's (HKITCC) Technology Achievement Awards.

Our custom ASIC customers include the Asia-based manufacturing facilities for consumer electronics, telecommunications and personal computer manufacturers headquartered in North America, Europe and Asia Pacific. Custom ASIC projects include: single chip for LED/LCD clock radio; RISC Processor system on a chip; singe chip PDA solution; and a variety of wireless devices, including infra red, remote controller and RF controller.

Due to nondisclosure agreements, specific customers cannot be disclosed; but under many of the design contracts, we have negotiated to retain ownership of the specific designs. These designs form a significant library of intellectual property (IP) that can be utilized in future projects.

Our reusable IP designs include analog and digital macro libraries, as well as the fundamental building blocks of a system-on-chip (SOC) design. We specialize in low power and low current mixed signal design projects. The conversion of the many technologies and processes usually contained on an application board, such as gate arrays, TTLs, ROMs, RAMs, analog to digital converters and MCUs, into one single ASIC chip is the trend for chip technology development. Our expertise in this type of integrated design work allows us to offer our customers a shorter development cycle, smaller die size and faster turnaround time for final production, which strengthens our relationships with our customers and helps us retain our competitive advantage in the important manufacturing region of Asia Pacific. We outsource the manufacturing of these ASICs to a network of fabrication partners throughout Asia Pacific, including Chartered Semiconductor, Samsung, Toshiba Semiconductor and Tower Semiconductor Limited in Israel. Our extensive network of fabrication partners allows us to remain competitive and minimizes our risk.

In addition to performing contract design work, we also design, produce and sell standard ICs in the burgeoning China manufacturing market under the ASP Microelectronics brand name. China's demand for semiconductors was estimated at US $28 billion in 2002, as reported at the Chinese IC Design Forum in October 2003. Our target customers for this segment are the original design manufacturers ("ODMs") and OEMs of a variety of television applications, including LCD, Projection, CRT and plasma televisions, as well as automotive, portable audio and personal computer equipment. Our chip product offerings include a digital timing system (DTS) controller for portable radio; remote fan controller; a universal serial bus ("USB") 1.1 memory controller; a single chip PDA reduced instruction set computer ("RISC") processor; low an electronic shock protection controller for digital compact disk ("CD"); a liquid crystal display ("LCD") driver; a 16-bit and 24-bit DSP as well as 4-, 8-, and 16-bit micro-controllers for applications in DVD players, set-top box receivers, audio/video equipment, telecommunication and game equipment, MP3 players, televisions and mini and micro stereo hi-fi systems. The products created are based upon management's analysis of trends in the market, knowledge gained from long standing relationships with customers and overall business experience. Many of these products are developed by capitalizing upon Valence's extensive custom design libraries, advanced mixed signal design technologies, system level expertise, software knowledge and a deep understanding of customer requirements.

In 2002, Valence began development work on audio processor ICs based on SRS audio, voice and surround sound technologies targeting the high growth, mass volume consumer electronics products, such as boom boxes, televisions, LCD monitors and surround headphones. Samples of the first generation analog ICs incorporating SRS audio technologies were released to the market during the fourth quarter of 2002. By the end of 2003, a wide variety of SRS audio chip products had been developed and released including: universal processors combining SRS audio technologies with standard audio functions such as volume, tone and level, as well as stand alone, low voltage audio processors with SRS WOW, SRS Dialog Clarity and SRS TruBass.

Our experience and knowledge in mixed signal design has also enabled us to develop powerful 16- and 24-bit high speed DSPs with low power consumption and high performance features using deep sub-micron technology down to 0.18 microns. This DSP core technology will enable us to optimize SRS audio solutions that are applicable to new digital product applications for telecommunications, audio/video and Internet appliances.

Components

As previously announced during 2001, we continued to decrease our emphasis on the low margin distribution businesses, which resulted in minimal revenue from this segment. We expect future revenues to be immaterial, therefore, we will not continue to break out this segment.

Backlog

Backlog is applicable only to our Valence operating unit. Sales at Valence are primarily made pursuant to standard purchase orders for the delivery of ASIC, IC and component products. Order quantities and delivery schedules are frequently changed to reflect product availability, scheduling at our fabrication partner facilities or changes in our customers' needs. Customer orders can be canceled or rescheduled without significant penalty to the customer. Accordingly, our backlog at any particular date is not representative of actual sales for any succeeding period, and we therefore believe that backlog is not generally a good indicator of future revenue. As of December 2003 and 2002, the backlog of orders for ASIC and IC products to non-affiliated parties was $2,204,991 and $2,051,267, respectively. As of December 2003 and 2002, the backlog of orders for components was $14,310 and $82,338, respectively. We expect that all or a substantial amount of the current backlog of orders for 2003 will be completed in 2004.

Research and Development

Our customers compete in markets that are characterized by rapidly changing technology and continuous improvement in products and services. Our research and development expenditures in 2003, 2002, and 2001 were approximately 28.9%, 30.6% and 27.0% of total operating expenses respectively. These expenses consist of salaries and related costs of employees and consultants engaged in ongoing research, design and development activities and costs for engineering materials and supplies.

As of December 31, 2003, we had 57 employees in our R&D group representing 51% of our total human resources. Our software, hardware and application engineers focus on developing intellectual property, technology solutions and consumer products. Fourteen engineers are based in the U.S. with the remainder based in Hong Kong.

Competition

We compete in each of our business segments with a number of different companies which produce a variety of technologies, processes and products.

SRS Labs

Competition in the audio, voice and surround sound technology licensing business includes other licensing companies who offer competing technologies as well as the internal engineering department of our licensees, who may develop audio enhancement techniques for their own products.

In the field of 3D audio enhancement, we compete directly with other audio providers, including Qsound, Spatializer, Aureal, and BBE Sound. We believe that our bass enhancement technology, TruBass, competes directly with several technologies, including MaxxBass from Waves, Ltd, Vi.B.E from Spatializer, and non-proprietary bass systems, such as Bass Boost, that are included on a variety of electronics products, including audio systems, televisions, boom boxes and speaker products. Because our audio enhancement techniques work with any existing recorded material whether mono, stereo or surround sound, most of our audio enhancement technologies, including SRS 3D Sound, SRS FOCUS, SRS TruBass, and SRS Dialog Clarity, can be used either as an alternative or as a complement and enhancement to almost any competing audio technology.

Many companies in the wireless and telecommunications industry are investigating methods to increase the quality of a voice signal; but we believe that their development work centers on techniques to reduce noise and provide echo cancellation. We are not aware of any direct competing technologies to our voice technology, VIP, which processes the actual voice signal to improve intelligibility and works on the formants of the human speech pattern. VIP is compatible to these other noise cancellation techniques.

Several technologies within our surround sound portfolio, including TruSurround, TruSurround XT, Circle Surround and Circle Surround II, compete directly with a variety of technologies from Spatializer, Qsound, Dolby Laboratories and DTS, Inc. These competing processes include: Dolby ProLogic™ and ProLogic II, which are analog, surround sound systems that can encode surround content as well as decode up to 5.1 channels of surround sound from mono or stereo; Dolby Digital (AC-3) and Dolby Digital EX, that encode a six channel digital sound track on a movie print and decode six channels of digital audio in a consumer electronics device; Dolby Virtual Speaker, which processes the multichannels of Dolby Digital or Dolby Surround over just two channels, creating a virtual surround sound experience; DTS®, which uses CDs to reproduce six channels of digital sound synchronized with a movie print and decodes the six channels of sound in a consumer electronics device; DTS NEO 6, which decodes up to 6.1 channels of surround sound from mono or stereo; and N-2-2™ from Spatializer, which processes the multichannels of surround sound over two speakers.

Certain of these companies referenced above have, or may have, substantially greater resources than us to devote to further technologies and new product developments. We believe that we will compete based primarily on the quality and performance of our proprietary technologies, brand name awareness, the ease and cost of implementing our technologies, the ability to meet OEMs' needs to differentiate their products, and the strength of our licensee relationships. However, there can be no assurance that based on these factors, we will continue to be competitive with existing or future products or technologies of our competitors.

SRSWOWcast

In the broadcast and professional audio markets, our Circle Surround technology competes directly with surround sound formats from Dolby Laboratories and DTS, Inc., which market professional products for the encoding and creation of multichannel content. Both of these companies have more established reputations, greater technical, sales, marketing and distribution capabilities and stronger brand presence in the movie/cinema, television broadcast and music recording segments of professional audio. These competitors also have established or may establish strategic relationships with potential customers of our Circle Surround technology that may affect our customer's decisions to purchase products or license technology from us.

Valence

The Asia Pacific semiconductor industry is dominated by several major suppliers, such as Motorola, National Semiconductor and Texas Instruments. These established semiconductor companies usually do not offer custom design services to manufacturers and will only do so if the number of semiconductors required by such manufacturers is very large. Instead, they supply standard IC products to their customers. We do occasionally compete with smaller design houses in Japan, Taiwan or Korea, such as Sunplus, but most of these houses are focused on standard semiconductor chip categories, such as random access memory, micro-controller and other non-proprietary functional processes.

We believe that our ASIC team is more flexible in its strategy of designing new products, as well as more responsive in the service provided to clients. With 18 years of experience in the Asian Pacific semiconductor market, our large accumulated design IP library can be reused for different designs and can support shorter chip development cycle and a lower chip cost. Using our proprietary software, many of our designs can be re-targeted for different foundries and processes, which allows us to reduce risk and cost. We have a strong in-house testing capability, using state-of-the-art software and hardware development tools. We also believe that our expertise in local business practices and a strong franchise of relationships with clients gives us a competitive advantage over newcomers to the industry or the large multi-national firms.

Our ability to develop standard ICs that incorporate SRS audio technologies has opened up new chip sales opportunities, but could in the future cause channel conflict with our network of SRS technology semiconductor partners. Our objective is to minimize this conflict by concentrating our design and sales efforts on chip products for markets and product applications that are underserved by our existing semiconductor partners.

The markets in which we sell our products are also subject to extreme price competition. Accordingly, we expect to continue to experience declines in the selling prices of our products over the life cycle of each product. In order to offset declines in the selling prices of its products, we must continue to reduce the costs of products through product design changes, manufacturing process changes, volume discounts and other savings negotiated with our manufacturing subcontractors. Since we do not operate our own manufacturing facilities with respect to ASICs, products or components, it may not be able to reduce its costs as rapidly as competitors who perform their own manufacturing. Our ability to design and introduce, in a timely manner, lower cost versions of existing products or higher gross margin new products, or to successfully manage our manufacturing subcontractor relationships could have a material adverse effect on our gross margins.

Intellectual Property Rights and Proprietary Information

We operate in industries where innovation, investment in new ideas and protection of intellectual property rights are important for success. We rely on a variety of intellectual property protections for our products and services, including patent, copyright, trademark and trade secret laws, and contractual obligations. We pursue a policy of enforcing such rights. There can be no assurance, however, that our intellectual property rights will be adequate to ensure our competitive position, or that competitors will not be able to produce a non-infringing competitive product or service. There can be no assurance that third parties will not assert infringement claims against us, or that if required to obtain any third party licenses as a result of an infringement dispute, we will be able to obtain such licenses. Although we believe that our patents and trademarks are important to each of our business segments, such patents and trademarks are especially important to the licensing business segments.

In order to protect the underlying technology concepts, we have filed and/or obtained patents for all of our marketed technologies including technologies marketed under the trademarks SRS, TruSurround, TruSurround XT, FOCUS, Circle Surround, Circle Surround II, WOW, VIP and TruBass. In addition, we have numerous issued patents and patents pending for speaker and other acoustic reproduction technologies. We pursue a general practice of filing patent applications for our technologies in the United States and various foreign countries where our licensees manufacture, distribute or sell licensed products. We continually update and add new applications to our patent portfolio to address changing worldwide market conditions and our new technological innovations. The range of expiration dates for our patents extend between the years 2005 to 2018. We have multiple patents covering unique aspects and improvements for many of our technologies. Accordingly, the expiration of any single patent is not likely to significantly affect our intellectual property position or the ability to generate licensing revenue.

Our strategy for protection of our trademarks identifying the various SRS technology solutions is commensurate with our strategy for obtaining patent protection. Specifically, we routinely file U.S. federal and foreign trademark applications for the various word names and logos used to market our technology solutions to licensees and the general public. The duration of the U.S. and foreign registered trademarks can typically be maintained indefinitely, provided proper maintenance fees are paid and trademarks are continually used or licensed by us.

Seasonality

Due to our dependence on the consumer electronics market, we experience seasonal fluctuation in sales and earnings. In particular, we believe that the licensing business experiences seasonality relating to the Christmas season in the fourth quarter, and the semiconductor business located in the Asia Pacific region experiences seasonality related to the Chinese New Year in the first quarter. We are moving toward diversifying our key market segments in the consumer electronics industry in an effort to even out our seasonal fluctuation.

Employees

We employed 112 persons as of December 31, 2003, including 23 in finance and administration, 57 in R&D, engineering and product development and 32 in sales and marketing. Of the aggregate number of employees, 69 are employed by Valence and are located overseas. None of our employees are covered by a collective bargaining agreement or are presently represented by a labor union. We have not experienced any work stoppages and consider our employee relations to be good.

Item 1A. Executive Officers of the Registrant

Name	Age	Position
Thomas C.K. Yuen	52	Chairman and Chief Executive Officer
Janet M. Biski	48	Chief Financial Officer, Treasurer and Secretary
Philip C. Maynard	49	Executive Vice President and Chief Legal Officer
Theodore A. Franceschi	46	Executive Vice President of Licensing and General Manager
Alan D. Kraemer	53	Executive Vice President of Technology and Business Development
Jennifer A. Drescher	39	Vice President of Corporate Communications
David M. Lanthier	43	Vice President of Strategic Marketing

Thomas C.K. Yuen

Mr. Yuen has served as chairman, chief executive officer and director of SRS Labs since January 1994. Prior to joining SRS Labs, Mr. Yuen co-founded Irvine-based AST Research, Inc. in 1981. He served as AST's co-chairman and chief operating officer. Under his leadership, AST became a Fortune 500 company in 1991 and its stock was named the Best Performing NASD Stock of 1991. Mr. Yuen departed AST in 1992 and focused his efforts on investing in new projects. Before co-founding AST, he held various engineering and project management positions with Hughes Aircraft Company, Sperry Univac and Computer Automation. Yuen was born in Shanghai, China and raised in Hong Kong. He received his Bachelor of Science Degree in Electrical Engineering from University of California, Irvine in 1974 with School Honors. He is also an Honorary Professor of China Nationality University in Beijing. Mr. Yuen is the recipient of several awards from University of California, Irvine, including the UCI Medal in 1990; the outstanding Engineering Alumni Award in 1987 and the Distinguished Alumnus Award in 1986. He was named one of the top 25 executives of the computer industry by the Computer Reseller News Magazine in 1988 and 1991. In 1997, Mr. Yuen received the Director of the Year award from the Orange County Foundation of Corporate Directors.

Janet M. Biski

Ms. Biski has served as Chief Financial Officer, Treasurer and Secretary of the Company since December 2002. Previously, she was a founder and served as Chief Financial Officer and VP of Operations for AccentCare, Inc. from April 1999 to December 2002. During that time, the Company successfully completed 15 acquisitions and grew revenues to approximately $100M. Previous to AccentCare, she served as Vice President, Chief Financial Officer, Secretary and Treasurer of SRS Labs from 1994 to 1999. Ms. Biski was involved with SRS Labs in the early start-up phase and led the company through the successful completion of its initial public offering. While at SRS Labs, Ms. Biski participated in several acquisitions of technologies as well as the acquisition of its wholly-owned subsidiary in Hong Kong. Prior to SRS Labs, Ms. Biski was a regional controller for Fujitsu Business Systems, and held various financial management positions at IBM/ROLM. Ms. Biski has BS in Accounting from the State University of New York, and is a Certified Public Accountant in the State of California.

Philip C. Maynard

Mr. Maynard has served as Executive Vice President and Chief Legal Officer of SRS Labs since March 2004. Prior to joining the company, he was Of Counsel with the law firm Stradling, Yocca, Carlson & Rauth. From 1997 to 2000, he was general counsel for Wonderware Corporation, a leading developer of industrial automation software solutions. Wonderware was acquired by Invensys plc in 1998, and from 2000 through 2002 he served as Vice President and Division General Counsel of Invensys Software Systems, a newly created division of Invensys plc. From 1994 to 1997, Mr. Maynard served as Vice President, Secretary and General Counsel for National Education Corporation, an NYSE-traded provider of educational products and services.

Theodore A. Franceschi

Mr. Franceschi has served as Executive Vice President of Licensing and General Manager since May 2003. Prior to that he served as Executive Vice President of Sales and Marketing since the third quarter of 2002, and EVP of Sales upon joining the company in January 2002. Prior to joining the Company, Mr. Franceschi served as Chief Operating Officer of BTI, a fabless RFIC company from December 2000 to November 2001. Prior to his service at BTI, Mr. Franceschi served as the Senior Vice President of Business Development for Toshiba America Electronic Components, the North American sales, marketing and engineering arm of Toshiba's semiconductor and electronic components operations. His employment with TAEC began in 1981 and spanned a variety of senior executive management assignments throughout the company.

Alan D. Kraemer

Mr. Kraemer has served as Vice President of Engineering of the Company since April 2000, and prior thereto, as Director of Engineering of the Company since February 1994. In addition, Mr. Kraemer has served as President of Sierra Digital Productions, Inc., a compact disc production and recording company, since August 1989. Prior to joining the Company, Mr. Kraemer also served as President of Engineering of De LaRue Printrak, a manufacturer of automatic fingerprint identification systems from January 1989 to December 1989. Prior thereto, Mr. Kraemer served as Vice President of Engineering for AST Research, a personal computer manufacturer. Mr. Kraemer also served as Vice

President of Engineering with Point4 Data Corporation from May 1986 to December 1986, and as Director of Software Engineering of Northrop Electronics from May 1984 to May 1986.

Jennifer A. Drescher

Ms. Drescher has served as Vice President of Corporate Communications since December 2002 and previously served as Vice President of Marketing for SRS Labs from December 2001. She previously served as Vice President of Marketing for the company's majority-owned Internet and broadcast subsidiary, SRSWOWcast Technologies from December 1999-2001. Ms. Drescher was SRS Labs' first employee joining at the Company's inception and working as Director of Marketing for SRS Labs until the formation of SRSWOWcast Technologies. Prior to joining SRS Labs, Ms. Drescher's career has included various senior level marketing, public relations and operational positions with audio technology licensing and products companies.

David M. Lanthier

Mr. Lanthier has served as Vice President, Strategic Marketing since May 2003. Prior to joining the Company, Mr. Lanthier was a marketing consultant to the Company from October 2002 to May 2003. From January 2001 to May 2002 Mr. Lanthier was Vice President, Marketing for Betheltronix, ("BTI") a fabless radio frequency integrated circuit company. Prior to BTI, he served as Vice President, Business Development for Toshiba America Electronic Components, Inc. ("TAEC") semiconductor division. His employment with TAEC began in 1983 and covered a variety of sales and marketing responsibilities in semiconductors and electronic components.

Item 2. Properties

Our worldwide headquarters are located in Santa Ana, California, in a 23,400 square foot facility consisting of office and warehouse space. We lease the facility from Daimler Commerce Partners, L.P. (the "Partnership"), an affiliated partnership. The general partner of the Partnership is Conifer Investments, Inc. ("Conifer"). The sole shareholders of Conifer are Thomas C.K. Yuen and Misako Yuen, as co-trustees of the Thomas Yuen Family Trust (the "Trust"), and the executive officers of Conifer include Mr. and Mrs. Yuen. Mr. and Mrs. Yuen, as co-trustees of the Trust, also beneficially own a significant amount of our outstanding shares of common stock. Mr. Yuen is our Chairman of the Board and Chief Executive Officer.

Pursuant to the lease agreement with the Partnership, we lease all 23,400 square feet of space at the above-referenced facility. The lease is for a term of three years, which commenced June 1, 2002 and is scheduled to expire on May 31, 2005. At the time of expiration, we will have an option to renew the lease, under similar terms and conditions, for three additional years commencing on June 1, 2005 and terminating on May 31, 2008. We paid the Partnership rent of $208,260 during 2003, $198,900 during 2002, and $182,520 during 2001. The terms and conditions of the lease are competitive based on a review of similar properties in the area with similar terms and conditions.

For the majority of 2003, Valence's principal operations were conducted at two leased facilities in Hong Kong. The principal executive offices were located in Kowloon Tong, Hong Kong in a 5,887 square foot office facility under a lease, which expired in August 2003. Valence's other principal office, which houses it's R&D division is located in Kwun Tong, Kowloon, Hong Kong, in a 9,918 square foot office facility under a lease, which expired in December 2003. Pursuant to these leases, we paid rent of $330,826 during 2003, $256,542 during 2002 and $301,686 during 2001.

In November 2003, Valence renewed its lease in Kwun Tong and leased an additional 6,682 square feet to house its executive offices, which it relocated from Kowloon Tong in December 2003. The two leases for the above referenced facilities will expire in November 2006, at which time Valence can negotiate renewal agreements. To the extent that management is unable to reach such agreements, it believes that it will be able to secure comparable space at reasonable rates.

Our worldwide headquarters house personnel responsible for the development of our technologies, including SRSWOWcast, as well as the administration of the license program, while the Valence facilities are used in connection with the design and marketing of ASICs, ICs and the sale of consumer electronic products and components. We believe that our current facilities are adequate to support our current requirements.

Item 3. Legal Proceedings

From time to time we may be involved in various disputes and litigation matters arising in the normal course of business. As of the date of this Annual Report on Form 10-K, we are not involved in any legal proceedings that are expected to have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of our stockholders during the fourth quarter of 2003.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

Market for Common Stock

Our common stock, par value $0.001 per share (the "Common Stock"), trades on the Nasdaq Stock Market as a National Market System Security under the symbol SRSL. The table below reflects the high and low sales prices of the Common Stock as reported by The Nasdaq Stock Market, Inc. for the periods indicated.

	High	Low
Fiscal 2003		
First Quarter	$ 3.23	$2.05
Second Quarter	$ 4.92	$2.10
Third Quarter	$ 6.19	$3.60
Fourth Quarter	$11.00	$5.20
Fiscal 2002		
First Quarter	$ 5.05	$2.54
Second Quarter	$ 2.95	$1.87
Third Quarter	$ 3.50	$2.25
Fourth Quarter	$ 3.48	$1.80

At March 15, 2004, the last sale price of the Common Stock was $9.20 per share.

Holders

At March 15, 2004, there were 429 stockholders of record.

Dividend Policy

We have never paid cash dividends on the Common Stock. We currently intend to retain our available funds for future growth and, therefore, we do not anticipate paying any dividends in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

The following equity compensation plans have been approved by our stockholders: the SRS Labs, Inc. Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan (the "1993 Plan"), the SRS Labs, Inc. Amended and Restated 1996 Long-Term Incentive Plan (the "1996 Plan"), and the SRS Labs, Inc. Amended and Restated 1996 Non-employee Directors' Stock Option Plan (the "Non-employee Directors Plan"). We do not have any equity compensation plans other than those approved by our stockholders, with the exception of one-time grants of warrants or options made by the Board of Directors from time to time.

The following table sets forth information regarding the number of shares of our common stock that may be issued pursuant to our equity compensation plans or arrangements as of the end of fiscal 2003.

Equity Compensation Plan Information

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))
Equity compensation plans approved by security holders	5,457,835(1)(3)	$3.99	2,888,276(2)

(1) Represents shares of common stock that may be issued pursuant to outstanding options granted under the following plans: 117,181 shares under the 1993 Plan, 5,205,654 shares under the 1996 Plan and 135,000 shares under the Non-employee Directors Plan.

(2) Represents shares of common stock that may be issued pursuant to options available for future grant under the following plans: 2,523,276 shares under the 1996 Plan and 365,000 shares under the Non-employee Directors Plan.

(3) No options have been granted under the 1993 plan since June 7, 1996. The 1993 plan expired on December 10, 2003.

Item 6. Selected Financial Data

The following table sets forth selected financial data of the Company for the fiscal years ended December 31, 2003, 2002, 2001, 2000 and 1999, which has been derived from our consolidated audited financial statements. In 2003, we condensed our revenues to three major categories: semiconductor, licensing and other. Revenue information for 2002, 2001, 2000 and 1999 previously five categories has been restated to conform to the current year presentation. The following information should be read in conjunction with Item 7. Management's Discussion and Analysis and Results of Operations—Liquidity and Capital Resources and the Consolidated Financial Statements and Notes thereto included elsewhere in this Report.

	Years Ended December 31,				
	2003	2002	2001	2000	1999
	(In thousands except per share data)				
Revenues:					
Semiconductor	$10,491	$ 9,780	$ 5,647	$ 10,168	$15,247
Licensing	8,822	8,097	4,973	2,930	3,378
Other	501	1,125	4,811	14,874	17,171
Total revenues	19,814	19,002	15,431	27,972	35,796
Cost of sales	4,056	4,754	6,704	16,611	22,003
Gross margin	15,758	14,248	8,727	11,361	13,793
Operating expenses					
Sales and marketing	5,487	4,626	4,475	6,355	5,148
Research and development	4,264	4,189	3,576	4,151	4,142
General and administrative	5,053	4,890	5,167	10,357	6,932
Non-cash stock issuance cost	—	—	—	3,112	—
Total operating expenses	14,804	13,705	13,218	23,975	16,222
Income (loss) from operations	954	543	(4,491)	(12,614)	(2,429)
Other income, net	538	774	797	1,180	735
Minority interest	5	78	193	250	—
Income (loss) before income tax expense	1,497	1,395	(3,501)	(11,184)	(1,694)
Income tax expense	1,038	589	377	325	50
Net income (loss)	$ 459	$ 806	$(3,878)	$(11,509)	$(1,744)
Net income (loss) per common share:					
Basic	$ 0.04	$ 0.06	$ (0.31)	$ (0.93)	$ (0.15)
Diluted	$ 0.03	$ 0.06	$ (0.31)	$ (0.93)	$ (0.15)
Weighted average number of shares used in the calculation of net income (loss) per common share:					
Basic	13,033	12,648	12,630	12,379	11,696
Diluted	14,421	12,862	12,630	12,379	11,696
Balance sheet data:					
Working capital	$12,335	$14,401	$19,615	$ 21,914	$10,953
Total assets	31,491	29,307	28,263	41,569	39,101
Short-term debt and current portion of long-term obligations	—	—	—	8,000	8,000
Stockholders' equity	27,950	25,282	24,536	28,303	25,040

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

The following discussion and analysis should be read in conjunction with Item 6. Selected Financial Data and our consolidated financial statements and related notes contained elsewhere in this Annual Report on Form 10-K. For additional information related to our industry segments, see Note 10 of "Notes to Consolidated Financial Statements," which are included in Item 8 hereof. For information regarding our revenues, profits/losses and assets, see our consolidated financial statements included in Item 8 hereof.

Overview

SRS Labs is a leading developer and provider of audio, voice and surround sound technology solutions, application specific integrated circuits ("ASICs") and standard integrated circuits ("ICs") for the home theater, gaming, portable audio, mobile phone, computer, automotive and broadcast markets. We operate our business through three operating units: SRS Labs, the parent company; its wholly-owned subsidiary, SRSWOWcast.com, Inc., doing business as SRSWOWcast Technologies ("SRSWOWcast"); and its wholly-owned subsidiary, ValenceTech Limited, and ValenceTech Limited's wholly-owned subsidiaries (collectively "Valence"). As discussed herein, SRS Labs, SRS, the "Company," "we" or "our" means SRS Labs, Inc. and its wholly-owned subsidiaries.

We operate in the following five business segments:

SRS Labs

Licensing: Our licensing segment develops and licenses audio enhancement, voice and surround sound technologies to many of the world's leading manufacturers of hardware and software products as well as semiconductor solution providers. Licensing revenues comprised 45%, 43%, and 32% of total consolidated revenues in fiscal 2003, 2002 and 2001, respectively.

Speaker Products: Our product segment develops and markets consumer speaker products that incorporate proprietary audio and speaker technologies. Product revenues comprised less than 1% of total consolidated revenues in fiscal 2003, 2002 and 2001.

SRSWOWcast

Professional and Consumer Audio Products: Our professional and consumer audio products segment develops and markets professional software and hardware products and consumer software plugins that incorporate proprietary audio enhancement, voice and surround sound technologies. Revenue from this segment comprised of 1% of total consolidated revenues in fiscal 2003 and less than 1% of total consolidated revenues in fiscal 2002 and 2001.

Valence

Semiconductor: Our semiconductor segment designs, develops and markets technology solutions in the form of analog and digital signal processor ("DSP") semiconductor products or custom ASIC solutions to original equipment manufacturers ("OEMs") around the world. Semiconductor revenues comprised 53%, 52% and 37% of total consolidated revenues in fiscal 2003, 2002, and 2001 respectively.

Component Distribution: Our component distribution segment is an authorized, non-exclusive distributor of semiconductor components, subassemblies and finished goods for selected OEM customers. Component distribution revenues comprised 1%, 5% and 30% of total consolidated revenues in 2003, 2002 and 2001 respectively. We are no longer emphasizing this business due to our decision to focus on higher margin revenue and we expect future revenue to be immaterial to our total business, therefore we will not continue to break out this segment.

Critical Accounting Policies

Our discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States.

The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. We base our estimates on historical and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances, including assumptions as to future events. These estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from our estimates.

The following represents a summary of our critical accounting policies, defined as those policies that we believe are: (a) the most important to the portrayal of our financial condition and results of operations, and (b) that require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the matters that are inherently uncertain. Our most critical accounting estimates include valuation of accounts receivable, which impacts operating expenses; valuation of inventory, which impacts gross margin; valuation of intangible assets and capitalization of software, which primarily impacts operating expenses when we impair assets or accelerate their depreciation; and recognition and measurement of current and deferred income tax assets and liabilities, which impacts our tax provision. Below, we discuss these policies further, as well as the estimates and judgments involved. We also have other policies that we consider key accounting policies, such as our policies for revenue recognition; however, these policies do not meet the definition of critical accounting estimates, because they do not generally require us to make estimates or judgments that are difficult or subjective.

Accounts Receivable

We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history, the customer's current credit worthiness and various other factors, as determined by our review of their current credit information. We continuously monitor collections and payments from our customers and maintain allowances for doubtful accounts based upon specific customer circumstances, current economic trends, historical experience and the age of past due receivables. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. Unanticipated changes in the liquidity or financial position of our customers may require additional provisions for doubtful accounts.

Inventory

Inventory is stated at the lower of cost or net realizable value. We periodically assess our inventory for potential obsolescence and lower-of-cost-or-market issues. We make estimates of inventory obsolescence, providing reserves when necessary, based on, among other factors, demand for inventory based on backlog, product pricing, the ability to liquidate or sell older inventory, and the impact of introducing new products. If actual market conditions or our customer's product demands are less favorable than those projected, additional provisions may be required.

Intangible Assets & Capitalization of Software

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", we assess potential impairments to intangible assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. Our judgments regarding the existence of impairment indicators and future cash flows related to intangible assets are based on operational performance of our acquired businesses, market conditions and other factors. If the carrying value of a reporting unit exceeds its fair value, goodwill is considered impaired and a second test is performed to measure the amount of impairment loss, if any. For fiscal 2003, an independent valuation of goodwill and other intangibles was performed. To date, we have not recognized any impairment of our goodwill and other intangible assets in connection with our adoption of SFAS 142. However, no assurances can be given that future evaluation of goodwill will not result in charges as a result of future impairment.

Costs incurred in the research, design and development of software for sale to others as a separate product or embedded in a product and sold as part of the product as a whole are charged to expense until technological feasibility is established. Under SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," we capitalize software purchased from third parties if the related software product under development has reached technological feasibility or if there are alternative future uses for the purchased software, provided that capitalized amounts will be realized over a period not exceeding five years. Costs incurred prior to the establishment of technological feasibility are charged to research and development expense. The establishment of technological feasibility and ongoing assessment of recoverability of capitalized software development costs require considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future revenues, estimated economic life and changes in software and hardware technologies. Upon the general release of the software product to customers, capitalization ceases and such costs are amortized to cost of sales using the straight-line method on a product-by-product basis over the estimated life, which is generally three years. To the extent that amounts capitalized for R&D become impaired due to a decline in demand or the introduction of new technology, such amounts will be written-off. All other research and development expenditures are charged to research and development expense in the period incurred.

Income Taxes

In preparing our consolidated financial statements, we go through a process to estimate our income taxes in each of the countries in which we operate. The process includes an assessment of the current tax expense, the results from tax examinations and the effects of temporary differences resulting from the different treatment of transactions for tax and financial accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the Consolidated Balance Sheet. We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, or SFAS 109, "Accounting for Income Taxes," which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. We evaluate the reliability of our deferred tax assets by assessing our valuation allowance and by adjusting the amount of such allowance, if necessary. At December 31, 2003, we had net deferred tax assets primarily resulting from temporary differences between the book and tax bases of assets and liabilities, and loss and credit carry forwards. We continue to provide a valuation allowance on certain deferred tax assets based on an assessment of the likelihood of their realization. In reaching our conclusion, we evaluated certain relevant criteria including deferred tax liabilities that can be used to offset deferred tax assets, estimates of future taxable income of appropriate character within the carry forward period available under the tax law, and tax planning strategies. Our judgments regarding future taxable income may change due to market conditions, changes in U.S. or international tax laws, and other factors. These changes, if any, may require material adjustments to these deferred tax assets, resulting in either a tax benefit, if it is estimated that future taxable income is likely, or a reduction in the value of the deferred tax assets, if it is determined that their value is impaired, resulting in a reduction in net income or an increase in net loss in the period when such determinations are made.

Our income tax provision is based on calculations and assumptions that will be subject to examination by the taxing authorities in the jurisdictions in which we operate. Should the actual results differ from our estimates, we would have to adjust the income tax provision in the period in which the facts and circumstances that give rise to the revision become known. Tax law and rate changes are reflected in the income tax provision in the period in which such changes are enacted.

Results of Operations

The following table sets forth certain consolidated operating data as a percentage of total revenue for the years ended December 31, 2003, 2002, and 2001:

Percentage of Total Revenue

	Years Ended December 31,		
Revenues:	**2003**	**2002**	**2001**
Semiconductor	53%	52%	37%
Licensing	45	43	32
Other	2	5	31
Total revenues	100	100	100
Cost of sales	20	25	43
Gross margin	80	75	57
Operating expenses			
Sales and marketing	28	24	29
Research and development	22	22	23
General and administrative	25	26	34
Total operating expenses	75	72	86
Operating income (loss)	5	3	(29)
Other income, net	3	4	5
Minority interest	0	0	1
Income (loss) before income taxes	8	7	(23)
Income tax expense	6	3	2
Net income (loss)	2%	4%	(25)%

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenues

Total revenues for fiscal 2003 were $19,813,780 compared to $19,001,793 in fiscal 2002, an increase of $811,988 or 4.3%. Semiconductor revenues were $10,490,935 in fiscal 2003 compared to $9,779,712 in fiscal 2002 an increase of $711,223 or 7.3%. Semiconductor sales consist of two categories: (a) custom application specific ICs ("ASICs") for specific OEM customers, and (b) standard ICs marketed under the brand name, ASP Microelectronics ("ASP"). The increase in semiconductor revenue in 2003 was due to expansion of Valence's ASIC customer base, increased design wins in ASIC and new ASP chip offerings, many of which include SRS technologies. In 2003, ASIC sales accounted for 76% and ASP sales accounted for 24% of semiconductor revenues compared to 86% and 14% respectively in 2002.

Licensing revenues were $8,822,357 in fiscal 2003 compared to $8,097,394 in fiscal 2002, an increase of $724,963 or 9.0%. This increase was attributable to the sales growth of home entertainment products such as DVD players and portable products such as mobile phones and MP3 players that incorporate our technologies. The major component of our licensing revenues is from the home theater market. Our strategy is to diversify our licensing revenue among five major markets: home theater, mobile phone/voice communications, portable audio, personal computer, and automotive. Although, we have started to demonstrate success in our diversification strategy in 2003, we still expect the home theater market to continue to be a significant component of total licensing revenue. In fiscal 2003, 81% of licensing revenue was derived from the home theater market which includes televisions, DVD players and set-top boxes; 6% of revenue was attributable to mobile phones and voice communications; 5% of revenue was attributable to portable audio devices which include MP3 players; and the remaining 8% was other products including PCs and car audio. In fiscal 2002, 93% of licensing revenue was derived from home theater; 2% from mobile phones and voice communications; 1% from portable and wireless; and 4% from other.

Component distribution revenues were $221,447 in fiscal 2003 compared to $997,857 in fiscal 2002 a decrease of $776,410 or 77.8%. This decrease was due to our decision to focus on higher margin semiconductor and licensing revenues and de-emphasize certain lower margin distribution activities. Product revenues were $9,720 in fiscal 2003 compared to $56,961 in fiscal 2002 a decrease of $47,241 or 82.9%. This decrease was due to the decreased on-line merchandising of the SRS products. Revenues generated by our Internet and broadcast based business were $269,322 in fiscal 2003 compared to $69,869 in fiscal 2002, an increase of $199,453 or 286%. The increase in revenues resulted from the increased sales of professional hardware equipment containing our Circle Surround technology to the broadcast market.

Gross Margin

Cost of sales consists primarily of fabrication costs, assembly and test costs, and the cost of materials and overhead from operations. Gross margins are dependent on the mix of products sold, services provided and royalties earned. The gross margin percentage for fiscal 2003 increased to 79.5% as a percentage of total revenues as compared to 75.0% for fiscal 2002. The increase in gross margin was primarily due to a favorable mix as we focused the revenue base towards higher margin semiconductor and licensing revenues and away from lower margin component distribution.

Gross margins for the semiconductor business for fiscal 2003 were 64.9% compared to 64.1% in 2002. Semiconductor revenues accounted for 53% of total revenues in fiscal 2003 compared to 52% in fiscal 2002. Gross margins for the licensing business for fiscal 2003 were 99.6% compared to 99.2% in 2002. Licensing revenues accounted for 45% of total revenues in fiscal 2003 compared to 43% in fiscal 2002. Gross margins for other revenues for fiscal 2003 were 32.9% compared (5.2)% in 2002. Other revenues accounted for 2% of total revenues in fiscal 2003 compared to 5% in fiscal 2002. The increase in gross margins for other revenues resulted from our shift away from the component distribution business into developing and selling professional products for the broadcast market. We expect gross margins in 2004 to be in a range consistent with those achieved in 2003, however, gross margins may fluctuate in future quarters depending on the mix of products sold and services provided, royalties earned, competitive pricing, new product introduction costs and other factors.

Sales and Marketing

Sales and marketing expenses consist primarily of employee-related expenses, sales commissions, sales consultant fees and related expenses and product promotion costs. For fiscal 2003, sales and marketing expenses were $5,487,159 or 27.7% of total revenue compared to $4,625,833 or 24.3% of total revenue for fiscal 2002. The increase of $861,326 or 18.6% is attributable primarily to investments in branding and promotion of our technologies and products in new markets designed to increase future revenues, co-promotional activities with our licensees and relocation of our sales and marketing offices in Hong Kong. We believe sales and marketing expenditures will continue to be a significant component of operating costs in the future to increase brand awareness and promote the adoption of our technology in new and existing markets. Whether such expenses increase or decrease, as a percentage of total revenues will be substantially dependent upon the rate at which our revenues change.

Research and Development

Research and development expenses consist of employee related expenses and expenses of consultants engaged in ongoing research, design and development activities and costs for engineering materials and supplies. For fiscal 2003, research and development expenses were $4,263,682 or 21.5% of total revenue compared to $4,189,379 or 22.0% of total revenue for fiscal 2002. The increase of $74,303 or 1.8% is primarily attributable to the addition of research and development personnel in the last quarter of 2003. This increased research and development headcount has resulted in the completion of the design of several new products including WOW XT for mobile technology suite. Since the personnel were substantially added in the fourth quarter of 2003, we expect that research and development expenses will increase in absolute dollars in future periods. We expect that research and development will continue to be critical to our business as we introduce new products, but such expenses will fluctuate as a percentage of revenue due to change in sales volume.

General and Administrative

General and administrative expenses consist primarily of employee-related expenses, legal costs associated with the administration of intellectual property, and general corporate purposes, professional fees and various other administrative costs associated with being a public company. For fiscal 2003, general and administrative expenses were $5,053,387 or 25.5% of total revenue compared to $4,889,484 or 25.7% of total revenue in fiscal 2002. The increase of $163,903 or 3.4% was primarily attributable to additions to infrastructure and personnel for management of our foreign operations, increased professional fees and public company expenses. We expect general and administrative expenses will increase in absolute dollars in future periods as we continue to increase our associated costs, but such extremes will fluctuate as a percentage of revenues due to changes in sales volumes.

Other Income, Net

Other income, net consists primarily of interest income, realized gains and losses on the sale of investments and foreign currency transaction gains and losses at Valence. Other income, net was $538,278 in fiscal 2003 compared to $774,125 in fiscal 2002, a decrease of $235,847 or 30.5%. Other income, net was higher in fiscal 2002 due to realized gains on sales of investments and higher interest income earned on investment balances.

Minority Interest

Minority interest represents the minority shareholders' proportionate share of losses in SRSWOWcast. For fiscal 2003, minority interest was $5,430 compared to $77,708 in fiscal 2002, a decrease of $72,278 or 93.0%. In February 2003, SRS Labs completed an exchange offer with the minority shareholders of SRSWOWcast, pursuant to which SRS Labs acquired all 3,000,000 outstanding shares of Series A Convertible Preferred Stock in exchange for the issuance of 332,184 shares of SRS Labs common stock. As a result of the exchange offer, an intangible in the amount of $640,071 was recorded and SRSWOWcast became a wholly-owned subsidiary of SRS Labs.

Provision for Income Taxes

The income tax provision for fiscal 2003 was $1,038,463 compared to $588,333 for fiscal 2002. The higher tax expense in fiscal 2003 resulted almost entirely from taxes paid on earnings in our Hong Kong subsidiary at the tax rate of 17.5% and higher levels of foreign tax paid on licensing revenues sourced from countries requiring foreign tax withholdings. Additionally, in 2002 the Company revised estimated related to income tax payables resulting in a benefit of $882,717 in the 2002 current income tax provision. The Company had federal and state net operating loss carryforwards at December 31, 2003 of approximately $19,778,000 and $11,487,000 respectively. These net operating loss carryforwards began expiring in 2003 and will continue through 2019. In addition, the Company has federal tax credit carryforwards of approximately $362,000, which begin to expire in 2011. As of December 31, 2003, a valuation allowance of $9,284,836 has been provided based on our assessment of our future ability to realize certain deferred tax assets.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenues

Total revenues for fiscal 2002 were $19,001,793 compared to $15,430,930 in fiscal 2001, an increase of $3,570,863 or 23.1%. Semiconductor revenues were $9,779,712 in fiscal 2002 compared to $5,646,724 in fiscal 2001 an increase of $4,132,988 or 73.2%. This increase was due to expansion of Valence's ASIC customer base, increased design wins and new chip offerings. Licensing revenues were $8,097,394 in fiscal 2002 compared to $4,973,584 in fiscal 2001 an increase of $3,123,810 or 62.8%. This increase was attributable to the sales growth of home entertainment products such as DVD players and other products that incorporate our technologies. Component distribution revenues were $997,857 in fiscal 2002 compared to $4,602,819 in fiscal 2001 a decrease of $3,604,962 or 78.3%. This decrease was due to our decision to focus on higher margin semiconductor and licensing revenues and de-emphasize certain lower margin distribution activities. Product revenues were $56,961 in fiscal 2002 compared to $189,820 in fiscal 2001 a decrease of $132,859 or 70.0%. This decrease was due to the decreased on-line merchandising of the WOW Thing processor box. Revenues generated by our Internet and broadcast based business were $69,869, in fiscal 2002 and $17,983 in fiscal 2001. The increase in revenues resulted from sales of professional hardware equipment to the broadcast market.

Gross Margin

Cost of sales consists primarily of component costs, fabrication costs, assembly and test costs, and the cost of materials and overhead from operations. The gross margin percentage for fiscal 2002 increased to 75.0% as a percentage of total revenue from 56.6% for fiscal 2001. The increase resulted primarily from our decision to focus the revenue base towards higher margin semiconductor and licensing revenues and away from lower margin component distribution. Gross margins may fluctuate in future quarters depending on the mix of products sold and services provided, royalties earned, competitive pricing, new product introduction costs and other factors.

Sales and Marketing

Sales and marketing expenses consist primarily of employee-related expenses, sales commissions, sales consultant fees and related expenses and product promotion costs. For fiscal 2002, sales and marketing expenses were $4,625,833 or 24.3% of total revenues compared to $4,474,575 or 29.0% of total revenues for fiscal 2001. The increase of $151,258 or 3.4% is attributable primarily to increased sales commission and product promotion costs associated with the increase in licensing revenues. We believe sales and marketing expenditures will continue to be a significant component of operating costs in the future to increase brand awareness and promote the adoption of our technology in new and existing markets. Whether such expenses increase or decrease, as a percentage of total revenues will be substantially dependent upon the rate at which our revenues change.

Research and Development

Research and development expenses consist of salaries and related costs of employees and consultants engaged in ongoing research, design and development activities and costs for engineering materials and supplies. For fiscal 2002, research and development expenses were $4,189,379 or 22.0% of total revenue compared to $3,576,170 or 23.2% of total revenues for fiscal 2001. The increase of $613,209 or 17.1% is primarily attributable to the increased level of ASIC business activity. We expect that research and development will continue to be critical to our business as we introduce new products.

General and Administrative

General and administrative expenses consist primarily of employee-related expenses, legal costs associated with the administration of intellectual property, professional fees and various other administrative costs. For fiscal 2002, general and administrative expenses were $4,889,484 or 25.7% of total revenue compared to $5,167,396 or 33.5% of total revenues in fiscal 2001. The decrease of $277,912 or 5.4% is primarily attributable to the discontinuation of goodwill amortization in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142.

Other Income, Net

Other income, net consists primarily of interest income, interest expense, realized gains and losses on the sale of investments and foreign currency transaction gains and losses at Valence. Net interest income was $774,125 in fiscal 2002 compared to $796,504 in fiscal 2001, a decrease of 2.8%. The decrease is primarily attributable to lower interest rates earned on investment balances during fiscal 2002.

Minority Interest

At December 31, 2002 and 2001, SRS Labs owned approximately 87% of the capital stock of SRSWOWcast. Minority interest represents the minority shareholders' proportionate share of losses in SRSWOWcast. For fiscal 2002, minority interest was $77,708 compared to $193,005 in fiscal 2001, a decrease of $115,297 or 59.7%. The decrease is primarily attributable to a general reduction in expenses which resulted in decreased losses. Losses in SRSWOWcast are expected to continue as a result of expenditures exceeding revenues in an effort to support the expansion and growth of SRSWOWcast business operations. Should losses continue in SRSWOWcast, the minority interest adjustment in the consolidated statement of operations will continue to reduce the Company's net losses by the minority shareholders' proportionate share of SRSWOWcast's net losses to the extent of their investment. In February 2003, SRS Labs completed an exchange offer with the minority shareholders of SRSWOWcast, pursuant to which SRS Labs acquired all of the outstanding shares of Series A Convertible Preferred Stock in exchange for the issuance of shares of SRS Labs common stock. As a result of the exchange offer, SRSWOWcast became a wholly-owned subsidiary of SRS Labs.

Provision for Income Taxes

The income tax provision for fiscal 2002 was $588,333 compared to $377,519 for fiscal 2001. The higher tax expense in fiscal 2002 was primarily a result of higher levels of foreign tax on higher licensing revenues sourced from countries requiring foreign tax withholdings. Additionally, in 2002 the Company's revised estimates related to income tax payables, resulting in a benefit of $882,717 in the 2002 current income tax provision. We had federal and state net operating loss carryforwards at December 31, 2002 of approximately $18,230,000 and $11,000,000, respectively. These net operating loss carryforwards will begin to expire in 2019 and 2003, respectively. In addition, we have federal tax credit carryforwards of approximately $382,000, which will begin to expire in 2011. As of December 31, 2002, a valuation allowance of $8,087,778 has been provided based on our assessment of our future ability to realize certain deferred tax assets.

Selected Quarterly Operating Results (Unaudited)

The following table sets forth certain quarterly summary financial data for the eight quarters in the period ended December 31, 2003. The quarterly information is based upon unaudited financial statements prepared by the Company on a basis consistent with our audited consolidated financial statements and, in management's opinion, includes all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the information for the periods presented. This information should be read in conjunction with our audited Consolidated Financial Statements and Notes thereto appearing elsewhere in this Report. Our quarterly operating results have varied significantly in the past and are expected to vary significantly in the future. Due to rounding differences, the quarters in a given year may not add precisely to the annual numbers for that year.

	Three Months Ended							
	Mar 31, 2003	June 30, 2003	Sep 30, 2003	Dec 31, 2003	Mar 31, 2002	Jun 30, 2002	Sep 30, 2002	Dec 31, 2002
	(In thousands except per share amounts)							
Revenues:								
Semiconductor	$1,712	$2,467	$2,884	$3,428	$1,471	$2,365	$2,946	$2,998
Licensing	2,628	1,958	1,855	2,381	1,796	1,436	2,009	2,856
Other	130	101	147	122	288	227	457	153
Total revenues	4,470	4,526	4,886	5,931	3,555	4,028	5,412	6,007
Gross margin	3,801	3,625	3,644	4,688	2,762	2,914	3,906	4,666
Operating expenses	3,748	3,451	3,393	4,212	3,459	2,750	3,261	4,235
Operating (loss) income	52	174	251	476	(697)	163	646	431
Net (loss) income	$ 43	$ (34)	$ 119	$ 331	$ (691)	$ 205	$ 596	$ 696
Net (loss) income per Common share:								
Basic	$ 0.00	$ 0.00	$ 0.01	$ 0.02	$(0.05)	$ 0.02	$ 0.05	$ 0.04
Diluted	$ 0.00	$ 0.00	$ 0.01	$ 0.02	$(0.05)	$ 0.02	$ 0.05	$ 0.04

Liquidity and Capital Resources

Since inception, we have financed our operations from the sale of equity securities, cash generated by operations, and short-term borrowings under revolving credit facilities. Our principal source of liquidity to fund ongoing operations at December 31, 2003 was cash, cash equivalents and long-term investments aggregating $23,285,830. At December 31, 2003, we had cash and cash equivalents of $12,795,620 and investments of $10,490,210. Cash and cash equivalents generally consist of cash, money market funds and other money market instruments with original maturities of three months or less. Investments consist of U.S. government securities rated AAA. As of December 31, 2003, cash, cash equivalents and long-term investments were $23,285,830 compared to $22,351,631 as of December 31, 2002, an increase of $934,199.

Net cash provided by operating activities during fiscal 2003 was $807,886, resulting primarily from an increase in accounts payable offset by increases in accounts receivable, prepaids and other assets and a decrease in accrued liabilities and income taxes payable as well as certain adjustments to reconcile net income to cash used in operating activities including depreciation and amortization and deferred income taxes. Prepaids and other assets increased from $462,442 at December 31, 2002 to $1,073,696 at December 31, 2003. This increase resulted from prepayments for improvements and deposits associated with our new offices in Hong Kong and interest receivable on investments. Accrued liabilities decreased from $2,347,702, at December 31, 2002 to $1,606,069 at December 31, 2003 due to the payment of sales commission and product promotion costs and professional fees associated with fiscal 2002. Net cash used in investing activities during fiscal 2003 was $5,157,635 resulting primarily from the purchase of U.S. government securities, purchases of furniture, fixtures and equipment and expenditures related to intangible assets offset by proceeds received from sales of our investments. Net cash provided by financing activities during fiscal 2003 was $1,424,509, reflecting the proceeds from sale of common stock pursuant to exercise of employee stock options.

Working capital decreased from $14,401,346 at December 31, 2002 to $12,335,296 at December 31, 2003. The decrease of $2,066,050 was primarily attributable to the purchase of U.S. government securities classified as long-term investments available for sale.

We anticipate that our primary uses of working capital in future periods will be to acquire new technologies and to fund increased costs for additional sales, marketing and engineering headcounts and other marketing activities associated with the introduction of new technologies and products into the market.

Based on current plans and business conditions, we expect that our cash, cash equivalents and investments, together with any amounts generated from operations, will be sufficient to meet our cash requirements for at least the next 12 months. However, there can be no assurance that we will not be required to seek other financing sooner or that such financing, if required, will be available on terms satisfactory to the Company.

Contractual Cash Obligations and Contingent Liabilities and Commitments

We have contractual obligations and commitments with regards to operating lease arrangements. The following table quantifies our expected contractual obligations and commitments subsequent to December 31, 2003:

	Payments due by period			
Contractual Obligations	Total	Less than 1 year	1-3 years	More than 3 years
Operating lease obligations	$774,613	$359,437	$405,647	$9,529
Total	$774,613	$359,437	$405,647	$9,529

Recent Accounting Pronouncements

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment to SFAS No. 123." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method on accounting for stock-based employee compensation. SFAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS 148 requires disclosures of the pro forma effect in interim financial statements. The Company has not currently adopted SFAS No. 123 and accordingly the implementation of SFAS No. 148 has not had a material effect on the Company's consolidated financial position or results of operations. The Company has adopted the disclosure provision of SFAS 148.

In November 2002, the FASB issued interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees. Including indirect Guarantees of Indebtedness of Others," which disclosures are effective for financial statements for periods ending after December 15, 2002. While the Company has various guarantees included in contracts in the normal course of business, primarily in the form of indemnities, these guarantees would only result in immaterial increases in future costs, but do not represent significant commitments or contingent liabilities of the indebtedness of others.

In January 2003, the FASB issued interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46), which requires the consolidation of variable interest entities, as defined. FIN 46 is applicable to financial statements to be issued by the Company after 2003; however, disclosures are required currently if the Company expects to consolidate any variable interest entities. No material entities were consolidated as a result of FIN 46.

In April 2003, the FSAB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective for contracts entered into or modified after June 30, 2003. Adoption of this statement did not to have a significant effect on the Company's financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a significant effect on the Company's financial position, results of operations, or cash flows.

In December 2003, the SEC issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition (SAB No. 104), which codifies, revises and rescinds certain sections of SAB No. 101, Revenue Recognition, in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on the Company's results of operations, financial position or cash flows.

Factors That May Affect Future Results

We are exposed to risks in our licensing business related to product and customer concentration

Currently, our licensing revenue is concentrated in the home theater market with the majority of revenue generated from the inclusion of SRS technology inside televisions, DVD players and set-top boxes. We expect that the consumer home entertainment market will continue to account for a significant portion of our licensing revenues for the foreseeable future. While consumer spending in general on consumer electronic products has increased, retail prices for certain consumer electronics products that include our audio technology, such as DVD players have decreased significantly and indications are that this trend will continue for the foreseeable future. In addition, from time to time, certain of our original equipment manufacturer and semiconductor manufacturer customers may account for a significant portion of revenue from a particular product application, such as DVD players, set-top boxes or televisions. Consumer electronics products manufacturers could decide to exclude our audio enhancement technology from their home theater products altogether in an effort to reduce cost. The loss of any such customer could have a material adverse affect on the Company's financial condition and results of operations.

Declining prices of consumer electronic products could put pressure on our licensing fees that are charged to the manufacturers. Also, given the current economic environment, consumer spending on DVD players and other home electronic products may not increase as expected. Such declines in consumer spending, should they occur, and continued decreases in consumer product pricing for electronic goods may have a significant negative impact on our financial results. The Company's strategy is to diversify its customer base in an effort to decrease the impact from the loss of a particular customer, product segment or change in market trend.

Our quarterly results may fluctuate

Our operating results may fluctuate from those in prior quarters and will continue to be subject to quarterly and other fluctuations due to a variety of factors, including the extent to which our licensees incorporate our technologies into their products; the timing of orders from, and the shipments to, major customers; the timing of new product introductions; the gain or loss of significant customers; competitive pressures on selling prices; the market acceptance of new or enhanced versions of our technologies; the rate that our semiconductor licensees manufacture and distribute chips to product manufacturers; and fluctuations in general economic conditions, particularly those affecting the consumer electronics market. Due to our dependence on the consumer electronics market, the substantial seasonality of sales in the market could impact our revenues and net income. In particular, we believe that there is seasonality relating to the Christmas season generally and the Chinese New Year within the Asia region, which fall into the fourth and first quarters respectively. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied on as indications of future performance.

We rely on revenue contribution from our ASIC and standard IC business

We derive a significant amount of our revenue from Valence's ASIC business. Valence's engineering team focuses on the design of custom ASICs to meet specific customers' requirements and outsources the production of the design to mask houses, foundries and packaging houses located primarily in Asia. The operations of Valence could be affected by a variety of factors, including the timing of customer orders, the timing of development revenue, changes in the mix of products distributed and the mix of distribution channels employed, the emergence of a new industry standard, product obsolescence and changes in pricing policies by the Company, its competitors or its suppliers.

Business revenue from ASICs is concentrated in a limited number of customers in the areas of consumer electronics, communications products, computers and computer peripherals. The business generated from any one customer may be for a fixed length or quantity. As such, it is customary in our ASIC business to have a certain amount of customer turnover as new ASIC projects are obtained for different customers. However, it is possible that the loss of any particular customer or any bad debt arising from such customer may have a material adverse impact on our financial condition and results of operation. Beginning in fiscal 1999, Valence began to exit from certain lower margin product offerings in the distribution side of the business and has placed more emphasis on developing and distributing products that are related to or incorporate our proprietary technologies. As a result, the immediate loss in revenue of the low margin distribution business will not be entirely offset by the new proprietary technology based products, which will take time to develop and be introduced into the marketplace. There can be no assurance that we will be able to quickly introduce new products to offset the loss in revenue or that the new products developed will receive a favorable market acceptance.

Valence adds significant diversity to our overall business structure and opportunities. We recognize that in the presence of such corporate diversity, and in particular with regard to the semiconductor industry, there will always exist a potential for a conflict among sales channels between the Company and our technology licensees. Although the operations of our licensing business and those of Valence are generally complementary, there can be no assurances that sales channel conflicts will not arise. If such potential conflicts do materialize, we may or may not be able to mitigate the effect of such perceived conflicts, which, if not resolved, may impact the results of operations.

We are exposed to risks in our Valence business related to product fabrication outsourcing to third parties

Valence is a "fabless" semiconductor company meaning that Valence designs, develops and markets our selection of custom and standard integrated circuits but we rely on third party contractors to manufacture, assemble and test our products. Although we believe our relationships are generally good, we do not have long-term supply agreements with our third-party vendors and they are not obligated to perform services or supply products to us for any particular period or in any particular quantities, except as provided in each separate purchase order accepted by them. Although we have not experienced an unavailability of capacity, the cyclical nature of the semiconductor industry could result in capacity limitations. Also, particularly in times of high demand, our third-party vendors may reallocate capacity to other customers in a manner adverse to us. Accordingly, there are significant risks associated with our reliance on third-party vendors including: capacity shortages, potential price increases, delays and interruptions in order deliveries, reduced control over product quality and increased risk of misappropriation of intellectual property.

We have a new business model for our SRSWOWcast broadcast and Internet business

In fiscal 1999, we launched our SRSWOWcast subsidiary to focus on opportunities in the Internet space. In fiscal 2000, SRSWOWcast commenced operations with a business plan which focused on developing and acquiring audio based content to attract visitor traffic to its website in order to sell advertising and e-commerce products. In 2001, we revised our strategy to focus on the sale and licensing of software and hardware products incorporating our audio and voice enhancement technology solutions. There can be no assurance that this new business model will develop a sufficient customer base to be able to generate meaningful revenue. In 2003, SRSWOWcast introduced a variety of audio processing hardware and software products to the professional audio markets for the encoding and broadcasting of content in SRS Circle Surround technology. There can be no assurance that this new business model or that the Circle Surround technology will develop a sufficient customer base to be able to generate meaningful revenue.

We are exposed to certain risks in producing professional and consumer products

We intend to continue to develop and offer high-end audio enhancement products, including professional and consumer hardware and software products. We have also developed a line of speakers that incorporate proprietary flat panel designs, which have been marketed to OEMs and industry retail buyers. There can be no assurance that our products will be accepted in the market or that we will be able to develop an effective distribution channel and build acceptable brand recognition as a product manufacturer. As the business increases, it is anticipated that significant capital will be required to finance product inventory and accounts receivable. As a result, we are subject to risks of product obsolescence, bad debt and insufficient finance to grow the business.

We also recognize that as we develop and market new consumer audio products, there will always exist a potential for conflict and competition between SRS Labs and our technology licensees. Although our intended products and those of our licensees do not generally overlap, there can be no assurances that our products will not compete with those of our licensees. If such conflicts do materialize, it is uncertain whether we will be able to mitigate the effect of such conflicts, which, if not resolved, may adversely impact our business and results of operations.

We conduct operations in a number of countries and are subject to risks of international operations, particularly in Asia and the PRC

We have significant operations in Hong Kong, the PRC and other parts of Asia that require refinement to adapt to the changing market conditions in that region. Our operations in Asia, and international operations in general, are subject to risks of unexpected changes in, or impositions of, legislative or regulatory requirements.

Our customers geographically located in the Asia Pacific markets accounted for approximately 93%, 90% and 90% of total Company sales in 2003, 2002 and 2001, respectively and are expected to continue to account for a substantial percentage of sales in the future. The economic climate in Asia continues to be impacted by increases in unemployment, declines in consumer spending, currency devaluation and bank failures. Any of these factors, should they continue, could significantly reduce the demand for the end user goods in which our products and technologies are used.

The PRC economy has experienced significant growth in the past decade; but such growth has been uneven across geographic and economic sectors. There can be no assurance that such growth will continue or that any potential currency devaluation in the region will not have a negative effect on our business, including Valence. The PRC economy has also experienced deflation in the past, which may continue in the future. The current economic situation may adversely affect our profitability over time as expenditures for consumer electronics products and information technology may decrease due to the results of slowing domestic demand and deflation.

Hong Kong is a Special Administrative Region of the PRC with its own government and legislature. Hong Kong enjoys a high degree of autonomy from the PRC under the principle of "one country, two systems." We can give no assurance that Hong Kong will continue to enjoy autonomy from the PRC.

The Hong Kong dollar has remained relatively constant due to the U.S. dollar peg and currency board system that has been in effect in Hong Kong since 1983. Since mid-1997, interest rates in Hong Kong have fluctuated significantly and real estate and retail sales have declined. We can give no assurance that the Hong Kong economy will not worsen or that the historical currency peg of the Hong Kong dollar to the U.S. dollar will be maintained. Continued declining consumer spending in Hong Kong, deflation or the discontinuation of the currency peg could adversely affect our business.

We are exposed to currency fluctuations and instability in the Asian markets

We expect that international sales will continue to represent a significant portion of our total revenues. To date, all of our licensing revenues have been denominated in U.S. dollars and most costs have been incurred in U.S. dollars. It is our expectation that licensing revenues will continue to be denominated in U.S. dollars for the foreseeable future. Because Valence and their subsidiaries' business is primarily focused in Asia and because of our anticipated expansion of business in the PRC and other parts of Asia, our consolidated results of operations and financial position could be significantly affected by risks associated with international activities, including economic and labor conditions, political instability, tax laws (including U.S. taxes on foreign subsidiaries) and changes in the value of the U.S. dollar versus the local currency in which the products are sold. In addition, our valuation of assets recorded as a result of the Valence acquisition may also be adversely impacted by the currency fluctuations relative to the U.S. dollar. We intend to actively monitor our foreign exchange exposure and to implement strategies to reduce its foreign exchange risk at such time that we determine the benefits of such strategies outweigh the associated costs. However, there is no guarantee that we will take steps to insure against such risks, and should such risks occur, there is no guarantee that we will not be significantly impacted. Countries in the Asia Pacific region have experienced weakness in their currency, banking and equity markets. These weaknesses could adversely affect consumer demand for Valence's products, the U.S. dollar value of the Company's and its subsidiaries' foreign currency denominated sales, the availability and supply of product components to Valence and ultimately, our consolidated results of operations.

We are subject to competitive pressures

Our existing and potential competitors include both large and emerging domestic and international companies that have substantially greater financial, manufacturing, technical, marketing, distribution and other resources. Present or future competitors may be able to develop products and technologies comparable or superior to ours, and to adapt more quickly than us to new technologies or evolving market needs. We believe that the competitive factors affecting the market for our products and technologies include product performance, price and quality; product functionality and features; the ease of integration; and implementation of the products and technologies with other hardware and software components in the OEM's products. In addition, the markets in which we compete are intensely competitive and are characterized by rapid technological changes, declining average sales prices and rapid product obsolescence. Accordingly, there can be no assurance that we will be able to continue to compete effectively in its respective markets, that competition will not intensify or that future competition will not have a material adverse effect on our business, operating results, cash flows and financial condition.

We strongly rely on our intellectual property

Our ability to compete may be affected by our ability to protect our proprietary information. We have filed numerous U.S. and foreign patent applications and to date have a number of issued U.S. and foreign patents covering various aspects of our technologies. There can be no assurance that the steps taken by SRS Labs to protect our intellectual property will be adequate to prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology. In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws of the U.S. The semiconductor industry is characterized by frequent claims and litigation regarding patent and other property rights. We are not currently a party to any claims of this nature. There can be no assurances that third parties will not assert claims or initiate litigation against the Company or our customers with respect to existing or future products. In addition, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to determine the scope and validity of our proprietary rights.

We depend on our executive officers and other key personnel

Our future success depends to a large extent upon the continued service of our executives, as well as key engineering, sales, and marketing staff, including highly skilled semiconductor design personnel. We anticipate that any future growth will require us to recruit and hire a number of new personnel in engineering, operations, finance, sales and marketing. Competition for such personnel during times of economic growth is intense, and there can be no assurance that we can recruit and retain necessary personnel to operate its business and support future growth.

The market price of our common stock is volatile

The trading price of our Common Stock has been, and will likely continue to be, subject to wide fluctuations in response to quarterly variations in our operating results, announcements of new products or technological innovations by the Company or our competitors, strategic alliances between SRS Labs and third parties, general market fluctuations and other events and factors. Changes in earnings estimates made by brokerage firms and industry analysts relating to the markets in which we do business, or relating to the Company specifically, have in the past resulted in, and could in the future result in, an immediate and adverse effect on the market price of the Common Stock. Even though our stock is quoted on the Nasdaq Stock Market, our stock has had and may continue to have low trading volume and high volatility. The historically low trading volume of our stock makes it more likely that a severe fluctuation in volume, either up or down, will significantly impact the stock price. Since our shares are thinly traded, our shareholders may have difficulty selling our common stock.

We may encounter difficulties with acquisitions, which could harm our business

From time-to-time, we expect to make acquisitions of businesses or technologies that are complementary to our business strategy. Such future acquisitions would expose the Company to risks commonly encountered in acquisitions of businesses. Such risks include, among others, difficulty of assimilating the operations, information systems and personnel of the acquired business(es), the potential disruption of our ongoing business; and the inability of management to maximize the financial and strategic position of the Company through successful incorporation of the acquired technologies, employees and customers. There can be no assurance that any potential acquisition will be consummated or, if consummated, that it will not have a material adverse effect on our business, financial condition and results of operations.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of risks, including foreign currency fluctuations and changes in interest rates affecting investment earnings.

Foreign Currency

International Sales represent a significant portion of our total revenues. To date, all of our licensing revenues have been denominated in U.S. dollars and most costs have been incurred in U.S. dollars. We have subsidiary operations in Hong Kong and customers in the PRC, and, accordingly, we are exposed to transaction gains and losses that could result from changes in foreign currency exchange rates. We use the local currency (Hong Kong dollars) as the functional currency for our Valence subsidiaries. The Hong Kong dollar has remained relatively constant due to the U.S. dollar peg and currency board system that has been in effect in Hong Kong since 1983. To date, most of our semiconductor revenue and expenses incurred have been denominated in Hong Kong dollars. Translation adjustments resulting from the process of translating foreign currency financial statements into U.S. dollars were not significant in fiscal 2003, 2002, and 2001. Cash balances maintained by Valence in excess of normal operating requirements are invested in U.S. denominated bank accounts further reducing balance sheet exposure to changes in foreign currency exchange rates. Under the current circumstances, we believe that the foreign currency market risk is not material, however, we can give no assurance that the Hong Kong economy will not worsen or that the historical currency peg of the Hong Kong dollar to the U.S. dollar will be maintained. We actively monitor our foreign exchange exposure and, should circumstances change, intend to implement strategies to reduce our risk at such time that it determines that the benefits of such strategies outweigh the associated costs. There can be no assurance that management's efforts to reduce foreign exchange exposure will be successful.

Interest Rates

Our exposure to market risk includes changes in interest rates, which relates primarily to our invested balances of cash, cash equivalents and investments. Our investment policy specifies excess funds are to be invested in a manner that preserves capital, provides liquidity and generates the highest available after-tax return. To limit exposure to market risk, we place our cash in banks, cash equivalents in high quality, short-term commercial paper and money market funds and investments consisting of U.S. government securities and U.S government-backed securities. We do not invest in any derivative instruments. All cash, cash equivalents and investments are carried at fair value, which approximates cost.

Item 8. Financial Statements and Supplementary Data

The financial statement information, including the report of independent accountants, required by this Item 8 is set forth on pages F-1 to F-25 of this Annual Report on Form 10-K and is hereby incorporated into this Item 8 by reference. The Quarterly Financial Information required by this Item 8 is set forth in Item 7 of this Annual Report on Form 10-K and is hereby incorporated into this Item 8 by reference.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosures

The information required by this Item 9 was previously disclosed in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "Commission") on October 29, 2002 and the Company's Current Report on Form 8-K filed with the Commission on November 19, 2002.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures. Our President and Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this Annual Report on Form 10-K and, based on this evaluation, have concluded that our disclosure controls and procedures were (1) designed to ensure that material information relating to us, including our consolidated subsidiaries is made known to our CEO and CFO by others within those entities and (2) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms.

Changes in Internal Controls. There have been no material changes in the Company's internal controls or in other factors that have materially affected, or is reasonably likely to materially affect, internal controls subsequent to the date the Company carried out its evaluation.

PART III

Item 10. Directors and Executive Officers of the Registrant

Information regarding the Company's executive officers is included in Item 1A of Part I of this Annual Report on Form 10-K and is hereby incorporated into this Item 10 by reference. The information set forth under the captions "Election of Directors," "Information About the Board of Directors and Committees of the Board" and "Transactions with Management and Others—Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's definitive proxy statement (the "Proxy Statement") for the Annual Meeting of Stockholders that is scheduled in June 2004, is incorporated herein by reference. The Proxy Statement will be filed with the Commission not later than 120 days after the close of fiscal 2003.

Item 11. Executive Compensation

Except as specifically provided, the information set forth under the captions "Compensation Of Executive Officers" and "Information About the Board of Directors and Committees of the Board—Compensation of Directors" in the Proxy Statement is incorporated herein by reference. The Proxy Statement will be filed with the Commission not later than 120 days after the close of fiscal 2003. The Report on Executive Compensation and the Performance Graph set forth under the caption "Compensation of Executive Officers" in the Proxy Statement shall not be deemed incorporated by reference herein and shall not otherwise be deemed "filed" as part of this Annual Report on Form 10-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information regarding security ownership of certain beneficial owners and management is incorporated by reference to the information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement. The Proxy Statement will be filed with the Commission not later than 120 days after the close of fiscal 2003.

Information regarding equity compensation plans required by this Item 12 is included in Item 5 of Part II of this report and is incorporated into this Item by reference.

Item 13. Certain Relationships and Related Transactions

The information set forth under the caption "Transactions with Management and Others" in the Proxy Statement is incorporated herein by reference. The Proxy Statement will be filed with the Commission not later than 120 days after the close of fiscal 2003.

Item 14. Principal Accountant Fees and Services

Information regarding principal accountant fees and services is incorporated by reference to the information set forth under the caption "Relationship of the Company with Independent Auditors" in the Proxy Statement. The Proxy Statement will be filed with the Commission not later than 120 days after the close of fiscal 2003.

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) Documents Filed as Part of This Report:

(1) Financial Statements

(2) Financial Statement Schedules

The financial statement schedule included in Part II, Item 8 herein is filed as part of this Annual Report on Form 10-K. All other schedules are omitted as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

(3) Exhibits

The exhibits listed below are hereby filed with the Commission as part of this Annual Report on Form 10-K. The Company will furnish a copy of any exhibit upon request, but a reasonable fee will be charged to cover the Company's expenses in furnishing such exhibit.

Exhibit Number	Description
3.1	Certificate of Incorporation of the Company, previously filed with the Commission as Exhibit 3.1 to the Company's Registration Statement on Form SB-2, specifically included in Amendment No. 1 to such Registration Statement filed with the Commission on July 3, 1996 (File No. 333-4974-LA) (the "Registration Statement Amendment No. 1"), which is incorporated herein by reference.
3.2	Bylaws of the Company, previously filed with the Commission as Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1999, filed with the Commission on November 12, 1999, which is incorporated herein by reference.
	Material Contracts Relating to Management Compensation Plans or Arrangements
10.1	Employment Agreement dated July 1, 1996, between the Company and Thomas C.K. Yuen, previously filed with the Commission as Exhibit 10.8 to the Registration Statement Amendment No. 1, which is incorporated herein by reference.
10.2	Amendment to Employment Agreement dated as of March 14, 1997, between the Company and Thomas C.K. Yuen, previously filed with the Commission as Exhibit 10.2 to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1996, filed with the Commission on March 31, 1997 (the "1996 Annual Report"), which is incorporated herein by reference.
10.3	Employment Agreement dated July 1, 1996, between the Company and Arnold I. Klayman, previously filed with the Commission as Exhibit 10.10 to the Registration Statement Amendment No. 1, which is incorporated herein by reference.
10.4	Amendment to Employment Agreement dated as of March 14, 1997, between the Company and Arnold I. Klayman, previously filed as Exhibit 10.5 to the 1996 Annual Report, which is incorporated herein by reference.
10.5	Employment Agreement dated July 1, 1996, between the Company and Alan D. Kraemer, previously filed with the Commission as Exhibit 10.11 to the Registration Statement Amendment No. 1, which is incorporated herein by reference.
10.6	SRS Labs, Inc. Incentive Stock Option, Nonqualified Stock Option and Restricted Purchase Plan—1993, as amended and restated, previously filed with the Commission as Exhibit 10.12 to the Company's Registration Statement on Form SB-2 filed with the Commission on June 3, 1996 (File No. 333-4974-LA) (the "Registration Statement"), which is incorporated herein by reference.
10.7	Stock Option Agreement dated January 19, 1994, between the Company and Stephen V. Sedmak, as amended, previously filed with the Commission as Exhibit 10.13 to the Registration Statement, which is incorporated herein by reference.
10.8	SRS Labs, Inc. Amended and Restated 1996 Long-Term Incentive Plan, as amended, previously filed with the Commission as Appendix A to the Company's Definitive Proxy Statement dated and filed with the Commission on April 26, 2000, which is incorporated herein by reference.

Exhibit Number	Description
10.9	SRS Labs, Inc. Amended and Restated 1996 Non-employee Directors Stock Option Plan, as amended, previously filed with the Commission as Appendix B to the Company's Definitive Proxy Statement dated and filed with the Commission on April 30, 2003, which is incorporated herein by reference.
10.10	Annual Incentive Bonus Plan, previously filed with the Commission as Exhibit 10.18 to the Registration Statement Amendment No. 1, which is incorporated herein by reference.
10.11	SRS Labs, Inc. Supplemental Executive Incentive Bonus Plan, previously filed with the Commission as Exhibit 10.14 to the 1996 Annual Report, which is incorporated herein by reference.
10.12	Form of Indemnification Agreement, previously filed with the Commission as Exhibit 10.20 to the Registration Statement Amendment No. 1, which is incorporated herein by reference.
10.13	Employment Agreement dated as of March 2, 1998, by and among the Company, Valence Semiconductor Design Limited, and Choi Yat Ming, previously filed with the Commission as Exhibit 10.17 to the 1997 Annual Report, which is incorporated herein by reference.
10.14	Employment Agreement dated as of March 2, 1998, by and among the Company, LEC Electronic Components Limited, and Wong Yin Bun, previously filed with the Commission as Exhibit 10.18 to the 1997 Annual Report, which is incorporated herein by reference.
10.15	Noncompetition Agreement dated as of March 2, 1998, by and among the Company, Cape Spencer International Limited and Wong Yin Bun, previously filed with the Commission as Exhibit 2.6 to the Form 8-K, which is incorporated herein by reference.
10.16	Noncompetition Agreement dated as of March 2, 1998, by and among the Company, Rayfa (BVI) Limited and Choi Yat Ming, previously filed with the Commission as Exhibit 2.7 to the Form 8-K, which is incorporated herein by reference.
10.17	Employment Agreement dated August 27, 1999 by and between the Company and James F. Gardner, previously filed with the Commission as Exhibit 10.23 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Commission on March 29, 2002, which is incorporated herein by reference.
	Other Material Contracts
10.18	License Agreement dated as of June 27, 1988, between Hughes Aircraft and Sony Corporation, as amended and assigned to the Company, previously filed with the Commission as Exhibit 10.6 to the Registration Statement Amendment No. 3, which is incorporated herein by reference.
10.19	Industrial Real Estate Lease dated May 30, 1997, between the Company and Daimler Commerce Partners, L.P., previously filed with the Commission as Exhibit 10.1 to the Company's Form 10-QSB for the quarterly period ended June 30, 1997, filed with the Commission on August 13, 1997, which is incorporated herein by reference.
10.20	Tenancy Agreement commencing Nov. 16, 2003 by and between Jugada Company Limited and Valence Technology Limited relating to premises located at workshop No 01-07 on the 20th floor of APEC Plaza, No. 49 Hoi Yuen Road, Kwun Tong, Kowloon Hong Kong.
10.21	Tenancy Agreement commencing November 16, 2003, by and between Jugada Company Limited and Valence Semiconductor Design Limited relating to the premises located at Workshops Nos. 1through 10 and on the 19th Floor of APEC Plaza, No. 49 Hoi Yuen Road, Kwun Tong, Hong Kong.
10.22	Stock Divestment Agreement dated July 1, 1996, between the Company, Thomas C.K. Yuen, Stephen V. Sedmak and Walter W. Cruttenden III, previously filed with the Commission as Exhibit 10.17 to the Registration Statement Amendment No. 2, which is incorporated herein by reference.
14	SRS Labs, Inc. Code of Business Conduct and Ethics adopted by the Board of Directors Nov. 6, 2002.

Exhibit Number	Description
21	Subsidiaries of the Registrant.
23.1	Consent of BDO Seidman LLP, dated March 29, 2004.
23.2	Consent of Deloitte & Touche LLP dated March 26, 2004.
31.1	Certification of the Chief Executive Officer of SRS Labs, Inc., pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of the Chief Financial Officer of SRS Labs, Inc., pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer of SRS Labs, Inc., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer of SRS Labs, Inc., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(b) Reports on Form 8-K

During the three months ended December 31, 2003, the Company filed the following Current Reports on Form 8-K:

On November 13, 2003, SRS Labs, Inc. (the "Company") issued a press release announcing its operating results for the three and nine months ended September 30, 2003.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 29, 2004

By: THOMAS C.K. YUEN

Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Capacity	Date
/s/ THOMAS C.K. YUEN Thomas C.K. Yuen	Director, Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	March 29, 2004
/s/ JANET M. BISKI Janet M. Biski	Chief Financial Officer (Principal Financial and Accounting Officer)	March 29, 2004
/s/ DAVID R. DUKES David R. Dukes	Director	March 29, 2004
/s/ WINSTON E. HICKMAN Winston E. Hickman	Director	March 29, 2004
/s/ STEPHEN V. SEDMAK Stephen V. Sedmak	Director	March 29, 2004
/s/ SAM YAU Sam Yau	Director	March 29, 2004

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
SRS Labs, Inc.
Santa Ana, California

We have audited the consolidated balance sheets of SRS Labs, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for the years then ended. Our audits also included the 2003 and 2002 consolidated financial statement schedule listed in the Index to Financial Statements at Item 14(a)(2). These consolidated financial statements and the 2003 and 2002 consolidated financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the 2003 and 2002 consolidated financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements and the schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SRS Labs, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the results of their consolidated operations and their consolidated cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the 2003 and 2002 consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ BDO Seidman, LLP

BDO Seidman, LLP

Costa Mesa, California
February 13, 2004

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
SRS Labs, Inc.
Santa Ana, California

We have audited the accompanying consolidated statements of operations, stockholders' equity and comprehensive income (loss) and cash flows of SRS Labs, Inc. and subsidiaries (the "Company") for the years ended December 31, 2001. Our audit also included the financial statement schedule for the year ended December 31, 2001 listed in the Index to Financial Statements at Item 14(a)(2). These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the operations and cash flows of SRS Labs, Inc. and subsidiaries for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, for the year ended December 31, 2001 when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Deloitte & Touche LLP
Costa Mesa, California
March 15, 2002

SRS LABS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2003	December 31, 2002
ASSETS		
Current Assets		
Cash and cash equivalents	$ 12,795,620	$ 15,720,860
Accounts receivable, net of allowance for doubtful accounts of $87,628 in 2003 and $49,049 in 2002	1,230,423	1,074,421
Inventories, net of reserve of $867,923 in 2003 and $857,986 in 2002	753,020	807,382
Prepaid expenses and other current assets, including other receivables of $4,033 in 2003 and $24,346 in 2002	1,073,696	462,442
Deferred income taxes	23,406	36,147
Total Current Assets	15,876,165	18,101,252
Investments available for sale	10,490,210	6,630,771
Furniture, fixtures and equipment, net	1,661,980	1,935,424
Intangible assets, net	2,736,810	1,957,359
Goodwill	533,031	533,031
Deferred income taxes	193,134	149,498
Total Assets	$ 31,491,330	$ 29,307,335
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 1,503,851	$ 1,011,032
Accrued liabilities	1,606,069	2,347,702
Income taxes payable	430,949	341,172
Total Current Liabilities	3,540,869	3,699,906
Minority interest	—	325,371
Commitments and contingencies (Note 7)		
Stockholders' Equity		
Preferred stock—$0.001 par value; 2,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock—$0.001 par value; 56,000,000 shares authorized; 13,682,282 and 12,876,314 shares issued; 13,456,982 and 12,651,014 outstanding for 2003 and 2002, respectively	13,683	12,877
Additional paid-in capital	58,423,249	55,966,589
Accumulated other comprehensive loss	(336,346)	(88,564)
Accumulated deficit	(29,431,524)	(29,890,243)
Treasury stock at cost 225,300 shares at December 31, 2003 and 2002, respectively	(718,601)	(718,601)
Total Stockholders' Equity	27,950,461	25,282,058
Total Liabilities And Stockholders' Equity	$ 31,491,330	$ 29,307,335

See accompanying notes to consolidated financial statements

SRS LABS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2003	2002	2001
Revenue:			
Semiconductor	$10,490,935	$ 9,779,712	$ 5,646,724
Licensing	8,822,357	8,097,394	4,973,584
Other	500,489	1,124,687	4,810,622
Total revenues	19,813,781	19,001,793	15,430,930
Cost of sales	4,056,079	4,754,245	6,703,550
Gross margin	15,757,702	14,247,548	8,727,380
Operating expenses			
Sales and marketing	5,487,159	4,625,833	4,474,575
Research and development	4,263,682	4,189,379	3,576,170
General and administrative	5,053,387	4,889,484	5,167,396
Total operating expenses	14,804,228	13,704,696	13,218,141
Income (loss) from operations	953,474	542,852	(4,490,761)
Other income, net	538,278	774,125	796,504
Minority interest	5,430	77,708	193,005
Income (loss) before income tax expense	1,497,182	1,394,685	(3,501,252)
Income tax expense	1,038,463	588,333	377,519
Net income (loss)	$ 458,719	$ 806,352	$(3,878,771)
Net income (loss) per common share:			
Basic	$ 0.04	$ 0.06	$ (0.31)
Diluted	$ 0.03	$ 0.06	$ (0.31)
Weighted average shares used in the calculation of Net income (loss) per common share:			
Basic	13,033,002	12,648,373	12,630,199
Diluted	14,420,810	12,862,199	12,630,199

See accompanying notes to consolidated financial statements

SRS LABS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Treasury Stock	Total	Comprehensive Income (Loss) for the Years Ended December 31,
BALANCE, January 1, 2001	12,581,744	$12,653	$55,436,455	$ (64,950)	$(26,817,824)	$(263,281)	$28,303,053	
Proceeds from exercise of stock options	136,800	137	184,892	—	—	—	185,029	
Deferred stock option compensation	—	—	124,520	—	—	—	124,520	
Treasury Stock	(53,800)	—	—	—	—	(188,713)	(188,713)	
Unrealized loss on investments available for sale, net of tax	—	—	—	(13,849)	—	—	(13,849)	$ (13,849)
Currency translation adjustment	—	—	—	4,744	—	—	4,744	4,744
Net loss	—	—	—	—	(3,878,771)	—	(3,878,771)	(3,878,771)
BALANCE, Dec 31, 2001	12,664,744	12,790	55,745,867	(74,055)	(30,696,595)	(451,994)	24,536,013	$(3,887,876)
Proceeds from exercise of stock options	86,670	87	131,997	—	—	—	132,084	
Deferred stock option compensation	—	—	88,725	—	—	—	88,725	
Treasury Stock	(100,400)	—	—	—	—	(266,607)	(266,607)	
Unrealized loss on investments available for sale, net of tax	—	—	—	(14,509)	—	—	(14,509)	$ (14,509)
Net income	—	—	—	—	806,352	—	806,352	806,352
BALANCE, Dec 31, 2002	12,651,014	12,877	55,966,589	(88,564)	$(29,890,243)	$(718,601)	$25,282,058	$ 791,843
Proceeds from exercise of stock options	473,784	474	1,424,035	—	—	—	1,424,509	
Deferred stock option compensation	—	—	72,945	—	—	—	72,945	
Issuance of Common Stock	332,184	332	959,680	—	—	—	960,012	
Treasury Stock								
Unrealized loss on investments available for sale, net of tax	—	—	—	(247,782)	—	—	(247,782)	$ (247,782)
Net income	—	—	—	—	458,719	—	458,719	458,719
BALANCE Dec 31, 2003,	13,456,982	$13,683	$58,423,249	$(336,346)	$(29,431,524)	$(718,601)	$27,950,461	$ 210,937

See accompanying notes to consolidated financial statements

SRS LABS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2003	2002	2001
Cash Flows From Operating Activities:			
Net income (loss)	$ 458,719	$ 806,352	$(3,878,771)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Minority interest	(5,430)	(77,708)	(193,005)
Provision for doubtful accounts	(38,580)	22,220	50,240
Provision for obsolete inventory	(9,937)	490,666	113,920
Depreciation and amortization	1,167,825	1,198,922	1,558,299
Deferred income taxes	(30,898)	833,283	(79,973)
Amortization of premium on investments available for sale	6,394	—	15,701
Stock option compensation expense	72,945	88,725	125,176
Currency translation adjustment	—	—	4,744
Loss on disposition of furniture, fixtures and equipment	10,257	4,107	865
Changes in operating assets and liabilities:			
Accounts receivable	(117,423)	(226,625)	(132,348)
Inventories	64,299	326,019	1,330,491
Prepaid expenses and other assets	(625,742)	169,402	216,109
Accounts payable	492,819	188,334	(780,703)
Accrued liabilities	(754,367)	990,597	(617,252)
Income taxes payable	117,005	(803,321)	61,010
Net cash provided by (used in) operating activities	807,886	4,010,973	(2,205,497)
Cash Flows From Investing Activities:			
Purchase of furniture, fixtures and equipment	(505,084)	(922,070)	(509,183)
Purchase of investments available for sale	(5,232,531)	(6,645,280)	—
Proceeds from sales of investments available for sale	1,118,916	582,556	5,675,000
Expenditures related to intangible assets	(538,936)	(181,963)	(73,949)
Net cash (used in) provided by investing activities	(5,157,635)	(7,166,757)	5,091,868
Cash Flows From Financing Activities:			
Principal payments on line of credit	—	—	(8,000,000)
Exercise of stock options	1,424,509	132,084	185,029
Purchase of treasury stock	—	(266,607)	(188,713)
Net cash (used in) provided by financing activities	1,424,509	(134,523)	(8,003,684)
Net decrease in cash and cash equivalents	(2,925,240)	(3,290,307)	(5,117,313)
Cash and cash equivalents, beginning of period	15,720,860	19,011,167	24,128,480
Cash and cash equivalents, end of period	$12,795,620	$15,720,860	$19,011,167
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the period for:			
Interest	$ —	$ —	$ 151,667
Income taxes	$ 1,129,334	$ 623,919	$ 396,482
Supplemental Disclosures of Non-Cash Investing and Financing Activities:			
Unrealized loss on investments, net	$ (247,782)	$ (14,509)	$ (13,849)
Acquisition of minority interest in SRSWOWcast	$ 960,012	$ —	$ —

See accompanying notes to consolidated financial statements

SRS LABS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Significant Accounting Policies

Organization

SRS Labs is a leading developer and provider of audio, voice and surround sound technology solutions, Application Specific Integrated Circuits ("ASICs") and standard Integrated Circuits ("ICs") for the home theater, gaming, portable audio, mobile phone, computer, automotive and broadcast markets. We operate our business through three operating units: SRS Labs, the parent company; its wholly-owned subsidiary, SRSWOWcast.com, Inc., doing business as SRSWOWcast Technologies ("SRSWOWcast"); and its wholly-owned subsidiary, ValenceTech Limited, and ValenceTech Limited's wholly-owned subsidiaries (collectively "Valence"). As discussed herein, SRS Labs, SRS, the "Company," "we" or "our" means SRS Labs, Inc. and its wholly-owned subsidiaries.

We operate in the following five business segments:

SRS Labs

Licensing: Our licensing segment develops and licenses audio enhancement, voice and surround sound technologies to many of the world's leading manufacturers of hardware and software products as well as semiconductor solution providers. Licensing revenues comprised 45%, 43%, and 32% of total consolidated revenues in fiscal 2003, 2002 and 2001, respectively.

Speaker Products: Our product segment develops and markets consumer speaker products that incorporate proprietary audio and speaker technologies. Product revenues comprised less than 1% of total consolidated revenues in fiscal 2003, 2002 and 2001.

SRSWOWcast

Professional and Consumer Audio Products: Our professional and consumer audio products segment develops and markets professional software and hardware products and consumer software plug-ins that incorporate proprietary audio enhancement, voice and surround sound technologies. Revenue from this segment comprised of 1% of total consolidated revenues in fiscal 2003 and less than 1% of total consolidated revenues in fiscal 2002 and 2001.

Valence

Semiconductor: Our semiconductor segment designs, develops and markets technology solutions in the form of analog and digital signal processor ("DSP") semiconductor products or custom ASIC solutions to original equipment manufacturers ("OEMs") around the world. Semiconductor revenues comprised 53%, 52% and 37% of total consolidated revenues in fiscal 2003, 2002 and 2001 respectively.

Component Distribution: Our component distribution segment is an authorized, non-exclusive distributor of semiconductor components, subassemblies and finished goods for selected OEM customers. Component distribution revenues comprised 1%, 5% and 30% of total consolidated revenues in 2003, 2002 and 2001 respectively. We are no longer emphasizing this business due to our decision to focus on higher margin revenue and we expect future revenue to be immaterial to our total business, therefore we will not continue to break out this segment.

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the Company and its wholly- and majority-owned subsidiaries, Valence and SRSWOWcast, after elimination of all intercompany accounts and transactions. The equity and net loss attributable to minority shareholders are shown separately in the consolidated balance sheets and statements of operations, respectively.

Cash Equivalents

Cash and cash equivalents generally consist of cash, money market funds and other money market instruments with original or remaining maturities of three months or less at the date of purchase. The Company maintains cash and cash equivalents, investments, and certain other financial instruments with various major financial institutions. The Company performs periodic evaluations of the relative credit standing of these financial institutions.

Investments

The Company accounts for investments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Investments, consisting primarily of U.S. government securities, have been classified as available for sale and are reported at fair value, based on quoted market prices, in the accompanying consolidated balance sheets. Those securities with a maturation date of one year or less have been classified as current assets. Unrealized gains and losses, net of applicable income taxes, are reported as a separate component of stockholders' equity.

Inventories

Inventories, which consist of finished goods, are stated at the lower of cost or net realizable value. Cost is calculated using the weighted average method and is comprised of material costs and, where applicable, subcontracting and overhead costs that have been incurred in bringing the inventories to their present location and condition. Net realizable value represents the estimated selling price less costs to be incurred in selling and distribution. Market is determined by comparison with recent purchases or net realizable value. Net realizable value is based on forecasts for sales of the Company's products in the ensuing years. Should demand for the Company's products prove to be significantly less than anticipated, the ultimate realizable value of the Company's inventories could be substantially less than the amount shown on the accompanying consolidated balance sheets.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are provided for using the straight-line method, which amortizes cost over the lesser of the estimated useful lives of the respective assets or the term of the related lease. Useful lives range from two to five years.

Intangible Assets

Costs paid by the Company related to the establishment and transfer of patents, primarily legal costs, are capitalized and amortized over periods ranging from five to ten years, depending on the estimated life of the technology patented.

Consideration for the purchase of assets in excess of the fair market value of specifically identified tangible assets has been capitalized as intangible assets in the accompanying consolidated balance sheets. These assets are being amortized over periods ranging from three to eleven years depending on the useful life of the asset.

The Company annually evaluates the recoverability of its patents and intangible assets based on the estimated future undiscounted cash flows. Should the carrying value of patents or intangible assets exceed the estimated future undiscounted cash flows for the expected periods of benefit, such assets would be written down to fair value. Based upon its most recent assessment, the Company has determined that there was no impairment at December 31, 2003.

Capitalization of software development costs

Costs incurred in the research, design and development of software for sale to others as a separate product or embedded in a product and sold as part of the product as a whole are charged to expense until technological feasibility is established. Under SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," the company capitalizes software purchased from third parties if the related software product under development has reached technological feasibility or if there are alternative future uses for the purchased software, provided that capitalized amounts will be realized over a period not exceeding five years. Costs incurred prior to the establishment of technological feasibility are charged to research and development expense. The establishment of technological feasibility and ongoing assessment of recoverability of capitalized software development costs require considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future revenues, estimated economic life and changes in software and hardware technologies. Upon the general release of the software product to customers, capitalization ceases and such costs are amortized to cost of sales using the straight-line method on a product-by-product basis over the estimated life, which is generally three years. To the extent that amounts capitalized for R&D become impaired due to a decline in demand or the introduction of new technology, such amounts will be written-off. All other research and development expenditures are charged to research and development expense in the period incurred.

Capitalized software as of December 31, 2003 and 2002 is as follows:

	December 31,	
	2003	2002
Capitalized software	$342,760	$120,000
Accumulated amortization	(96,401)	(68,000)
Capitalized software, net	$246,359	$ 52,000

The Company recorded amortization expense of $28,401 and $24,000 for each of the years ended December 31, 2003 and 2002 respectively. The Company's weighted average amortization period for capitalized software is approximately 5 years. The following table shows the estimated amortization expense for those assets for each of the five succeeding fiscal years.

Year ending December 31,	Estimated Expense
2004	$94,492
2005	74,917
2006	49,217
2007	25,859
2008	1,875

Long-Lived Assets

On January 1, 2002, the Company adopted SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of either by sale or other than by sale. The adoption of SFAS No. 144 did not have a material impact on the Company's consolidated results of operations, financial position or cash flows.

In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets and long-lived assets to be disposed of in accordance with SFAS No. 121, "Accounting for Impairment of Long-lived Assets and for Long-Lived Assets to be Disposed Of."

Minority Interest in Consolidated Subsidiary

Minority interest in consolidated subsidiary represents the minority stockholders' proportionate share of the equity of SRSWOWcast. At December 31, 2002 and 2001, the Company owned approximately 87% of the capital stock of SRSWOWcast. In February 2003, SRS Labs completed an exchange offer with the minority shareholders of SRSWOWcast, pursuant to which SRS Labs acquired all 3,000,000 outstanding shares of Series A Convertible Preferred Stock in exchange for the issuance of 332,184 shares of SRS Labs common stock. As a result of the exchange offer, an intangible asset in the amount of $640,071 for a 10-year license agreement was recorded and SRSWOWcast became a wholly-owned subsidiary of SRS Labs.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting periods. Actual results could materially differ from these estimates.

Revenue Recognition

Royalty revenues associated with ongoing royalty license agreements are recognized upon receipt of reports from licensees stating the number of products implementing SRS patented technologies on which royalties are due, generally one quarter in arrears. Licensing revenues for one-time technology transfer fees are recognized in the period in which the license agreement is consummated and the related technology and passage of title is transferred. Revenue from product sales is generally recognized upon shipment at which point title passes. Design revenue under design contracts is recognized on the percentage-of-completion method. Estimates are reviewed and revised periodically throughout the lives of the contracts. Any revisions are recorded in the accounting period in which the revisions are made. Commission income derived from our distribution activities is recognized on an accrual basis in the period when earned.

Research and Development

Research and development expenses include costs and expenses associated with the development of our design methodology and the design and development of new products, including initial nonrecurring engineering and product verification charges from foundries. Research and development is expensed as incurred.

Advertising Expense

Advertising costs are charged to expense as incurred. The company expensed $505,514, $297,769 and $114,841 for the years ended December 31, 2003, 2002 and 2001, respectively.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred taxes on income result from temporary differences between the reporting of income for financial statement and tax reporting purposes. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Foreign Currency Translation

Our reporting currency is the U.S. dollar, while the functional currency of Valence is the Hong Kong dollar. Assets and liabilities of Valence are translated at the rate of exchange on the balance sheet date. Revenues and expenses are translated using the average exchange rate for the period. Translation adjustments resulting from the process of translating foreign currency financial statements into U.S. dollars are included as a separate component of stockholders' equity (accumulated other comprehensive income (loss)). Foreign currency translation gains were $0, $0, and $4,744, during the years ended December 31, 2003, 2002 and 2001 respectively. Transaction losses arising on exchange of foreign currency are recognized as incurred in the statements of operations and aggregated $6,689, $468 and $3,261 during the years ended December 31, 2003, 2002 and 2001 respectively.

Net Income (Loss) Per Common Share

The Company applies SFAS No. 128, "Earnings per Share," which requires the disclosure of basic and diluted net income or loss per share for all current and prior periods. Basic net income or loss per common share is computed by dividing net income or loss available to common stockholders by the weighted average number of common shares outstanding during each year. Diluted net income or loss per common share reflects the maximum dilution, based on the average price of our common stock each period and is computed similar to basic income or loss per share except that the denominator is increased to include the number of additional shares that would have been outstanding if potentially dilutive stock options and warrants had been exercised.

Basic and diluted net income (loss) per share computed in accordance with SFAS 128 for the years ended December 31 are as follows:

	2003	2002	2001
BASIC EPS			
Net income (loss)	$ 458,719	$ 806,352	$(3,878,771)
Denominator: weighted average common shares outstanding	13,033,002	12,648,373	12,630,199
Net income (loss) per share—basic	$ 0.04	$ 0.06	$ (0.31)
DILUTED EPS			
Net income (loss)	$ 458,719	$ 806,352	$(3,878,771)
Denominator: weighted average common shares outstanding	13,033,002	12,648,373	12,630,199
Common equivalent shares outstanding:			
Options	1,387,808	213,826	—
Total shares	14,420,810	12,862,199	12,630,199
Net income (loss) per share—diluted	$ 0.03	$ 0.06	$ (0.31)

There were 1,816,276, 3,664,580, and 4,502,242 potentially dilutive options outstanding at December 31, 2003, 2002 and 2001, respectively, that were not included above because they would be anti-dilutive.

Stock-Based Compensation

The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." The Company accounts for and plans to continue to account for stock-based awards to non-employees using the fair value method in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation."

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," which amended SFAS No. 123, "Accounting for Stock-Based Compensation." The new standard provides alternative methods of transition for a voluntary change to the fair market value based method for accounting for stock-based employee compensation. Additionally, the standard amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The standard was effective for financials statements for the year ended December 31, 2002. In compliance with SFAS No 148, the Company has elected to continue to follow the intrinsic value method in accounting for its stock-based employee compensation plan as defined by APB No. 25 and has made the applicable disclosures below.

The Company accounts for stock-based awards to employees under the recognition and measurement principles of APB No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The Company has adopted the disclosure-only provisions of FAS No. 123. Accordingly, no stock-based employee compensation cost is reflected in net income (loss), as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards for years ended December 31, 2003, 2002 and 2001, consistent with the provisions of FAS No. 123, the Company's net income (loss) and earnings (loss) per share would have been increased to the pro forma amounts indicated below:

	2003	2002	2001
Net income (loss) (attributable to common shareholder)—as reported	$ 458,719	$ 806,352	$(3,878,771)
Add: stock based employee compensation expense included in reported net income, net of tax effect	43,768	53,235	75,106
Less fair value of stock-based employee compensation expense	(2,277,304)	(2,160,997)	(2,395,034)
Net loss (attributable to common shareholder)—pro forma	(1,774,817)	(1,301,410)	(6,198,699)
Net income (loss) per share:			
Basic, as reported	$ 0.04	$ 0.06	$ (0.31)
Basic, pro forma	$ (0.14)	$ (0.10)	$ (0.49)
Diluted, as reported	$ 0.03	$ 0.06	$ (0.31)
Diluted, pro forma	$ (0.12)	$ (0.10)	$ (0.49)

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2003, 2002 and 2001: risk-free interest rates of 2.9%, 3.6%, and 4.6% respectively, expected option lives of five years and a dividend rate of zero. The volatility factor assumptions of the expected market price of the Company's common stock were 75%, 87% and 97% for 2003, 2002 and 2001 respectively.

Because FAS No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in the future years.

Fair Value of Financial Instruments

Management believes the carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short period of time between origination of the instruments and their expected realization. The carrying amounts of investments available for sale are reported at fair value based on quoted market prices (Note 2).

Customer Concentration

For the fiscal year ended December 31, 2003 one customer accounted for approximately 11% of revenues. During the fiscal year ended December 31, 2002, two customers accounted for approximately 13% and 11% of revenues, respectively. During the fiscal year ended December 31, 2001 no single customer accounted for more than 10% of revenues. At December 31, 2003 three customers accounted for more than 28%, 18% and 12% of total receivables respectively. At December 31, 2002, one customer accounted for approximately 20% of receivables. Given the significant amount of revenues derived from these customers, the loss of any such customer or the uncollectibility of related receivables could have a material adverse effect on the Company's financial condition and results of operations.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash equivalents, investments and trade accounts receivable. The Company places its cash in banks and its cash equivalents in commercial paper and money market funds at certain financial institutions in excess of amounts insured by federal agencies. The Company does not believe that as a result of this concentration we are subject to any unusual financial risk beyond the normal risk associated with commercial banking relationships. Investments consist of U.S. government securities rated AAA. The Company has not experienced any significant losses on its cash equivalents or investments.

The Company's trade receivables are derived from sales to OEMs and distributors in the consumer electronics, home theater, computer, game, broadcast, Internet and telecommunications markets primarily in Asia, North America and Europe. The Company makes periodic evaluations of the creditworthiness of its customers and manages its exposure to losses from bad debts by limiting the amount of credit extended whenever deemed necessary and generally does not require collateral. The Company maintains an allowance for estimated uncollectible accounts receivable and such losses have historically been within management's expectations.

Geographic Risk

The Company's significant operations in Hong Kong, the Peoples Republic of China ("PRC") and other parts of Asia have required, and will continue to require, refinement to adapt to the changing market conditions in the region. The Company's operations in Asia, and international operations in general, are subject to risks of unexpected changes in, or impositions of legislative or regulatory requirements.

Customers geographically located in the Asia Pacific markets accounted for approximately 93%, 90% and 90%, of total Company sales in 2003, 2002 and 2001 respectively and are expected to continue to account for a substantial percentage of sales in the future. The economic climate in Asia continues to be impacted by increases in unemployment, declines in consumer spending, currency devaluation and bank failures. Any of these factors, should they continue, could significantly reduce the demand for the end user goods in which the Company's products and technologies are used.

Recent Accounting Pronouncements

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment to SFAS No. 123." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method on accounting for stock-based employee compensation. SFAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS 148 requires disclosures of the pro forma effect in interim financial statements. The Company has not currently adopted SFAS No. 123 and accordingly the implementation of SFAS No. 148 has not had a material effect on the Company's consolidated financial position or results of operations. The Company has adopted the disclosure provision of SFAS 148.

New Accounting Pronouncements

In November 2002, FASB issued FASB interpretation No. 45. "Guarantor's Accounting and Disclosure Requirements for Guarantees, including indirect Guarantees of indebtedness of Others" ("FIN 45"). FIN 45 clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are applicable for financial statements of interim periods ending after December 15, 2002. The Company adopted the disclosure requirements of FIN 45 in the 1st quarter of 2003 and has included the new disclosure requirements.

In January 2003, the FASB issued interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46), which requires the consolidation of variable interest entities, as defined. FIN 46 is applicable to financial statements to be issued by the Company after 2003; however, disclosures are required currently if the Company expects to consolidate any variable interest entities. No material entities were consolidated as a result of FIN 46.

In April 2003, the FSAB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective for contracts entered into or modified after June 30, 2003. Adoption of this statement is not expected to have a significant effect on the Company's financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for the first interim period beginning after June 15, 2003. The adoption of SFAS

No. 150 is not expected to have a significant effect on the Company's financial position, results of operations, or cash flows.

In December 2003, the SEC issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition (SAB No. 104), which codifies, revises and rescinds certain sections of SAB No. 101, Revenue Recognition, in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on the Company's results of operations, financial position or cash flows.

Reclassifications

Certain amounts as previously reported have been reclassified to conform to the current year presentation.

2. Investment Securities Available for Sale

Investments with maturities greater than one year from the balance sheet date are classified as long-term investments. The Company invests its excess cash in US Treasury and Agency securities, and tax-exempt securities with approved financial institutions with a minimum investment grade of "A1." The investments available for sale consist mainly of bonds and include only marketable securities with secondary or resale markets to ensure portfolio liquidity.

The following table summarizes the Company's investment securities available for sale:

	December 31,	
	2003	2002
US Government securities available for sale:		
Cost	$10,745,254	$6,638,033
Unrealized losses	(255,044)	(7,262)
Estimated fair value	$10,490,210	$6,630,771

The contractual maturities of investments are shown below. Actual maturities may differ from contractual maturities.

	December 31, 2003		December 31, 2002	
	Cost	Estimated Fair Value	Cost	Estimated Fair Value
US Government securities available for sale:				
Due in one year or less	$ —	$ —	$ —	$ —
Due in one to five years	10,745,254	10,490,210	6,638,033	6,630,771
	$10,745,254	$10,490,210	$6,638,033	$6,630,771

The following table summarizes sales of available-for-sale securities for the years ended December 31, 2003, 2002 and 2001. Specific identification was used to determine costs in computing realized gains or losses.

	Years Ended December 31,		
	2003	2002	2001
Proceeds from sale	$16,862,523	$9,986,909	$—
Realized gains	$ 36,739	$ 98,224	$—
Realized losses	$ (16,713)	$ —	$—

3. Furniture, Fixtures and Equipment

Furniture, fixtures and equipment, net, consist of the following:

	December 31,	
	2003	2002
Furniture, fixtures and equipment	$ 1,458,537	$ 1,298,112
Computer equipment	4,105,798	3,809,329
Leasehold improvements	277,005	303,616
	5,841,340	5,411,057
Less accumulated depreciation and amortization	(4,179,360)	(3,475,633)
	$ 1,661,980	$ 1,935,424

Depreciation expense is reflected in operating expenses totaling $703,727, $655,340 and $644,142 for the years ended December 31, 2003, 2002 and 2001 in the accompanying financial statements based on applicable asset use.

4. Acquisition of Minority Interest in SRSWOWcast

On February 28, 2003, the Company completed an exchange offer with the minority shareholders of SRSWOWcast, pursuant to which SRS Labs acquired all 3,000,000 shares of Series A Convertible Preferred Stock in exchange for the issuance of 332,184 shares of SRS Labs common stock trading at $2.89 per share at the close of day on the transaction date. The acquisition resulted in a purchase price of $960,012.

SRSWOWcast develops and markets professional software and hardware products and consumer software plugins that incorporate proprietary audio enhancement, voice and surround sound technologies. SRS Labs, as the majority shareholder has consistently included the results of in all previously reported consolidated financial statements. The acquisition was a strategic initiative, which allows the Company to own 100% of the rights to the license of the Circle Surround technology. Full ownership of the technology license will aid in the deployment and marketing of such and will help the Company to compete more effectively.

The following table summarizes the stated values of the assets acquired and liabilities assumed at the date of acquisition:

Current Assets	$324,002
Property & Equipment	3,774
Current Liabilities	(7,835)
Intangible Assets	640,071
Purchase Price	$960,012

Current assets primarily consisted of cash, accounts receivable and prepaid expenses and current liabilities were valued at stated value. Property and equipment was valued at net book value. The $640,071 of acquired intangible assets was assigned to a license agreement between SRS Labs, Inc and WOWcast, which is being amortized over 10 years.

5. Goodwill and Intangible Assets

On January 1, 2002 the Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets," which, among other things, establishes new standards for goodwill acquired in a business combination, eliminates the amortization of goodwill and requires the carrying value of goodwill and identifiable intangibles to be evaluated for impairment on an annual basis. Identifiable intangible assets with a determinable useful life will continue to be amortized over that period.

Had goodwill and assembled workforce intangible amortization been discontinued effective January 1, 2001 net loss for the fiscal year 2001 would have been reduced by $325,196. Net loss per common share for the fiscal year 2001 and 2000, after adjusting for the impact of discontinued goodwill and assembled workforce intangible amortization would have been reduced by $0.03 to ($0.28) per common share.

In accordance with SFAS No. 142, all of our intangible assets that have definite lives are being amortized on a straight-line basis over their estimated useful lives and goodwill is evaluated to determine if fair value of the asset has decreased below its carrying value. At December 31, 2003 and December 31, 2002, we evaluated goodwill and determined that no adjustment to impair goodwill was necessary.

Goodwill and intangible assets consist of the following:

	December 31,	
	2003	2002
Goodwill	$ 533,031	$ 533,031
Accumulated amortization	—	—
Goodwill, net	533,031	533,031
Patents	1,760,236	1,398,565
Accumulated amortization	(739,792)	(590,365)
Patents, net	1,020,444	808,200
Other intangibles	5,839,890	5,030,400
Accumulated amortization	(4,123,524)	(3,881,241)
Other intangibles, net	1,716,366	1,149,159
Goodwill and intangible assets, net	$ 3,269,841	$ 2,490,390

Amortization periods range from three to eleven years depending on the estimated useful life of the asset. Amortization expense consists of the following:

	Year ended December 31,		
	2003	2002	2001
Goodwill and assembled workforce	$ —	$ —	$325,196
Patents	149,427	133,594	123,307
Other intangibles	295,621	409,988	465,654
Total amortization expense	$445,048	$543,582	$914,157

Our weighted average amortization period for patents and other intangibles is approximately 10 years. The following table shows the estimated amortization expense for those assets for each of the five succeeding fiscal years.

Year ending December 31,	Estimated expense
2004	$516,108
2005	470,029
2006	429,069
2007	412,391
2008	247,021

6. Financing Arrangements

In March 1998, the Company obtained a revolving line of credit and letter of credit facility with a bank that was secured by certain of the Company's cash, cash equivalents and investments. Total availability under the line during the life of the agreement ranged from $5,000,000 to $10,000,000. On October 11, 2001, the Company terminated the revolving line of credit and letter of credit facility with the bank. As of December 31, 2003 and December 31, 2002, the Company had no borrowings outstanding under and credit facilities.

In November 1999, Valence obtained a credit facility and access to import/export trade instruments with a bank that was secured by certain assets of Valence on deposit. Total availability during the life of the facility ranged from $2,000,000 to $5,000,000, depending on the type of instrument provided for. The line of credit was not renewed as of December 31, 2003, the associated collateral was released, and as of December 31, 2003 and 2002, there were no outstanding obligations under this credit facility.

7. Commitments and Contingencies

The Company leases office space and certain equipment under non-cancelable operating leases expiring through 2008. The Company leases its corporate office and storage facilities located in Santa Ana, California, under a lease agreement with a partnership that is affiliated with a principal stockholder and executive officer of the Company. The lease is for a term of three years, commencing June 1, 2002, with an option to extend the term for an additional three years thereafter. Additionally, the Company leases office and warehouse facilities in Hong Kong from unrelated parties. Total rent expense was $550,854, $482,057, and $520,362 for the years ended December 31, 2003, 2002, and 2001, respectively, of which $208,260, $198,900, and 182,520 was paid to related parties, respectively.

Future annual minimum lease payments under non-cancelable operating leases at December 31, 2003, are as follows:

Year ending December 31,	Facility	Facility-Related Party	Office Equipment	Total
2004	$138,333	$210,600	$10,504	$359,437
2005	145,250	87,750	7,030	240,030
2006	159,083	—	6,534	165,617
2007	—	—	6,534	6,534
2008	—	—	2,995	2,995
	$442,666	$298,350	$33,597	$774,613

Litigation

The Company is involved from time to time in litigation or claims arising in the ordinary course of its business. While the ultimate liability, if any, arising from these claims cannot be predicted with certainty, the Company believes that the resolution of these matters will not likely have a material adverse effect on the Company's consolidated financial statements.

Employment Contracts

The Company entered into employment agreements with its Chief Executive Officer and 4 other personnel of the Company (collectively "Agreements"), including two officers of ValenceTech. Each of the Agreements was entered into for an initial multi-year term that has since expired and all are now automatically renewed annually on various anniversary dates. Under terms of each of the Agreements, the Company may be obligated to pay a severance payment ranging from one to two years of the respective employee's base salary, depending on the date of termination, if the employment is terminated by the Company without cause.

8. Income Taxes

The components of income (loss) from continuing operations before income taxes are as follows:

	Years ended December 31,		
	2003	2002	2001
U.S.	$ (562,239)	$(1,044,099)	$(3,606,966)
Foreign	2,059,421	2,438,784	105,714
Total	$1,497,614	$ 1,394,685	$(3,501,252)

The provision for income taxes consists of the following:

	Years ended December 31,		
	2003	2002	2001
Current:			
Federal	$ 0	$ (140,141)	$ (69,183)
State	1,600	(99,455)	150,756
Foreign	1,067,761	(5,354)	375,918
Total	1,069,361	(244,950)	457,491
Deferred:			
Federal	(292,145)	(215,388)	(589,730)
State	(113,085)	(9,840)	(327,900)
Foreign	(30,897)	(130,007)	—
Change in valuation allowance, net	405,229	1,188,518	837,658
Total	(30,898)	833,283	(79,972)
Total income tax provision	$1,038,463	$ 588,333	$ 377,519

The reconciliation of the income tax expense (benefit) computed at U.S. federal statutory rates to the provision for income taxes is as follows:

	Years ended December 31,		
	2003	2002	2001
Tax at U.S. federal statutory rates	$ 509,042	$ 474,193	$(1,225,438)
State income taxes, net of federal	(16,690)	81,372	(127,938)
Tax exempt interest	—	(88,155)	(31,667)
Change in valuation allowance, net	405,229	1,188,518	837,658
Impact of foreign dividend	—	—	396,021
Foreign withholding tax	415,423	338,644	328,785
Change in tax credits	—	(480,388)	—
Change in estimated payable amounts	—	(882,717)	—
Foreign tax rate differential and other	(274,541)	(43,134)	200,098
Total income tax expense	$1,038,463	$ 588,333	$ 377,519

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,	
	2003	2002
Deferred tax assets (liabilities):		
State income taxes	$ —	$ —
Depreciation and amortization	1,507,181	896,056
Accruals	382,510	455,544
Net operating loss carryforwards	7,394,662	6,837,292
Tax credit carryforwards	598,001	496,402
Other	(211,106)	(211,102)
Foreign income taxes	(169,872)	(200,769)
Valuation allowance	(9,284,836)	(8,087,778)
Total net deferred tax assets	$ 216,540	$ 185,645

The Company has federal and state net operating loss carryforwards at December 31, 2003, of approximately $19,778,000 and $11,487,000, respectively. These net operating loss carryforwards began to expire in 2003 and will continue to expire through 2023. In addition, the Company has federal tax credit carryforwards of approximately $362,000 at December 31, 2003, which will begin to expire in 2011. As of December 31, 2003, a valuation allowance of $9,284,836 has been provided based on the Company's assessment of the future realizability of certain deferred tax assets.

Undistributed earnings of the Company's foreign subsidiaries are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to U.S. income taxes and possibly withholding taxes payable to the foreign countries, but may be able to offset unrecognized foreign tax credit carryforwards. Determination of the amount of unrecognized deferred income tax liability is not practicable because of the complexities associated with its hypothetical calculation.

The use of loss carryforwards and tax credit carry forwards may become limited in the event of an ownership change as defined under I.R.C. code section 382.

On September 11, 2002 the State of California enacted one of the budget trailer bills that implemented the state's 2002-2003 Budget Bill (A425). The new law suspends the NOL carryover deduction for tax years 2002 and 2003. To compensate for the deduction suspension, the period of availability for those NOL deductions has been extended for two years.

9. Stockholders' Equity

Stock Repurchases

During the fiscal year ended December 31, 1998, the Company's Board of Directors authorized the repurchase of up to 500,000 of the outstanding shares of the Company's common stock for a period from December 23, 1998 to December 31, 1999 (the "1998 Repurchase Program"). Under the 1998 Repurchase Program, 71,100 shares had been repurchased at a cost of $263,281. On September 17, 2001, the Company's Board of Directors authorized the repurchase of up to 250,000 of the outstanding shares of the Company's common stock for a period from September 17, 2001 to March 17, 2002 (the "2001 Repurchase Program"). As of December 31, 2001, 53,800 shares had been repurchased at a cost of $188,713 under the 2001 Repurchase Program. On May 9, 2002, the Company's Board of Directors authorized the repurchase of up to 500,000 of the outstanding shares of the Company's common stock for a period from May 10, 2002 to November 10, 2002 (the "2002 Repurchase Program"). As of December 31, 2002, 100,400 shares had been purchased at a cost of $266,607 under the 2002 Repurchase Program. All repurchased shares under the 1998, 2001 and 2002 Repurchase Programs are reflected as treasury stock in the accompanying consolidated balance sheets.

Stock Award/Option Plans/Warrants

On December 10, 1993, the Company's Board of Directors and shareholders adopted an Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan (the "1993 Plan"). Under the 1993 Plan, 801,971 shares of the Company's common stock are reserved for issuance to executives, employees and non-employee directors of the Company at the discretion of the Board of Directors or the committee administering the 1993 Plan. The Compensation Committee of the Board or, in the absence of a Compensation Committee, the Board, has been appointed to administer the 1993 Plan. Options issued under the 1993 Plan vest in the manner prescribed by the Compensation Committee or the Board, as applicable. As of December 31, 2003, options to purchase 117,181 shares of the Company's common stock were outstanding under the 1993 Plan.

In January 1994, the Company entered into stock option agreements with two Company officers whereby options to purchase 181,032 shares of the Company's common stock were granted to each of the officers at an exercise price of $0.14 per share (collectively, the "Executive Option Agreements"). As of December 31, 2003, there were no options outstanding under the Executive Option Agreements.

In June 1997, the Company's Board of Directors adopted and the Company's stockholders approved the Amended and Restated 1996 Long-Term Incentive Plan (the "1996 Plan"), for which 2,000,000 shares of the Company's common stock were reserved for issuance to officers, employees and consultants of the Company. If any award granted under the 1996 Plan expires, terminates or is forfeited before the exercise thereof or the payment in full thereof, the shares covered by the unexercised or unpaid portion will become available for new grants under the 1996 Plan. In June 1998, the Company's Board of Directors adopted and the Company's stockholders approved an amendment to the 1996 Plan to increase the number of shares in the plan by 2,500,000. Also in June 1998, in a separate amendment, the Company's Board of Directors and the Company's stockholders approved an amendment to allow all directors of the Company and any subsidiary of the Company to participate in the 1996 Plan. In June 2000, the Company's Board of Directors adopted and the Company's stockholders approved an amendment to the 1996 Plan to increase the number of shares in the plan by 2,500,000. In June 2003, the Company's Board of Directors adopted and the Company's shareholders approved an amendment to the 1996 Plan to increase the number of shares in the plan by 1,500,000. The Compensation Committee or, in the absence of a Compensation Committee, the Board of Directors, has been appointed to administer the 1996 Plan. Options issued under the 1996 Plan vest in the manner prescribed by the Compensation Committee or the Board, as applicable. As of December 31, 2003, options to purchase 5,205,654 shares of the Company's common stock were outstanding under the 1996 Plan.

In July 1996, the Company's Board of Directors adopted and the Company's stockholders approved the 1996 Non-employee Directors Stock Option Plan (the "Non-employee Directors Plan"), a non-discretionary formula plan for which 120,000 shares of the Company's common stock are reserved for issuance to the Company's non-employee directors. A committee consisting of all directors who are not eligible to participate in the Non-employee Directors Plan administers the Non-employee Directors Plan. With the exception of the initial option granted to a non-employee director, which vests immediately, options granted under the Non-employee Directors Plan vest over a three-year period, the first installment vesting on the date of grant. In June 1999, the shareholders approved the Amended and Restated 1996 Non-employee Directors' Stock Option Plan (the "Amended Non-employee Directors Plan"). Among the changes set forth in the Amended Non-employee Directors Plan was to increase by 130,000 the number of shares of common stock that may be issued. In June 2001, the

Company's Board of Directors adopted and the Company's stockholders approved an amendment to the Amended Non-employee Directors Plan to increase the number of shares in the plan by 250,000. As of December 31, 2003, options to purchase 135,000 shares of common stock were outstanding under the Amended Non-employee Directors Plan.

In connection with the Microsoft Transaction, Microsoft had a three-year warrant to purchase 100,000 shares of common stock of the Company at an exercise price per share of $17.21. The Company's subsidiary, SRSWOWcast, also issued to Microsoft a three-year warrant to purchase up to 2,500,000 shares of its common stock at an price per share of $2.00 as specified in the SRSWOWcast.com, Inc. Common Stock Purchase Warrant Agreement dated March 8, 2000 (the "SRSWOWcast Warrant"). The fair value of these warrants, totaling $2,555,783, was recorded as non-cash stock issuance cost by the Company during fiscal 2000. Fair value was calculated using the Black-Scholes option-pricing model with the following weighted average assumptions: expected life—36 months; stock volatility—96%; and risk-free interest rate—6.54%. During the term of both warrant agreements, no shares were purchased and as of December 31, 2003, the warrants had expired.

The following table summarizes stock option activity under the Company's stock option and warrant plans for the periods indicated:

	Options Outstanding	Weighted Average Exercise Price
Outstanding at January 1, 2001	4,997,414	$5.01
Granted	1,573,000	$2.93
Stock options exercised	(136,800)	$1.35
Forfeited	(1,031,286)	$5.30
Outstanding at December 31, 2001	5,402,328	$4.44
Granted	1,631,400	$2.85
Stock options exercised	(86,670)	$1.52
Forfeited	(922,116)	$4.09
Outstanding at December 31, 2002	6,024,942	$4.11
Granted	561,400	$4.17
Stock options exercised	(473,784)	$3.01
Forfeited	(654,723)	$5.97
Outstanding at December 31, 2003	5,457,835	$3.99

The weighted average fair value of options granted during 2003, 2002 and 2001 was $4.15, $2.77 and $2.21 respectively. Options granted during 2003 generally vest over terms ranging from three years to five years and the options generally expire in 10 years.

The following table summarizes information concerning currently outstanding and exercisable options and warrants:

Range of Exercise Prices	Number of Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Exercisable As of 12/31/2003	Weighted Average Exercise Price
$0.00 - $1.90	1,811	0.7	$ 0.6900	1,811	$ 0.6900
$1.91 - $3.80	3,142,478	7.5	$ 2.9398	1,688,977	$ 3.0286
$3.81 - $5.70	1,903,107	5.0	$ 4.9740	1,565,156	$ 5.0856
$5.71 - $7.60	307,939	5.1	$ 6.2364	269,064	$ 6.2244
$7.61 - $9.50	62,500	5.6	$ 8.5200	49,375	$ 8.4937
$9.51 - $11.40	20,000	6.4	$ 10.5625	15,000	$ 10.5625
$17.10 - $19.00	20,000	6.2	$19.00000	15,000	$19.00000
	5,457,835	6.5	$ 3.9850	3,604,383	$ 4.3319

On March 5, 1999, pursuant to a technology license agreement entered into by the Company and a customer, options were granted to the customer to purchase up to 50,000 shares of common stock at an exercise price of $3.94 per share. The fair value of the grant is being recognized as compensation expense ratably over the vesting period of the options. The Company recognized $0, $2,588 and $13,548 of compensation expense relating to these options in fiscal 2003, 2002, and 2001, respectively. In addition to the 50,000 options granted in 1999, the Company has an obligation to grant up to 200,000 additional options if the customer meets specified performance criteria as defined by the agreement. The exercise price of additional option grants will be the fair market value of the common stock at the date of grant. In addition, during the years ended December 31, 2003, 2002 and 2001, the Company recorded $72,945, $88,725 and $66,502, respectively, of deferred compensation expense related to stock options granted to non-employee contractors.

10. Sale of Stock by Subsidiary

On September 29, 2000, the Company's wholly-owned subsidiary SRSWOWcast and certain investors, which included shareholders, directors and an executive officer of the Company, entered into a Series A Preferred Stock and Warrant Purchase Agreement (the "Private Placement Agreement") relating to the purchase and sale of 3,000,000 shares of SRSWOWcast Series A Convertible Preferred Stock ("Preferred Stock") for a purchase price of $2.00 per share or $6,000,000 in the aggregate (the "Private Placement"). Pursuant to the Private Placement Agreement, investors received an immediately exercisable, three year warrant evidencing a right to purchase one-tenth of a share of SRSWOWcast's common stock for each share of Preferred Stock purchased by such investor, exercisable at $2.50 per whole share. The fair value of the warrants was zero at the date of issuance. In accordance with SAB No. 51, "Accounting for Sales of Stock by a Subsidiary", the Company recorded $5,154,995 of additional paid-in capital associated with the Private Placement. In February 2003, the Company completed an exchange offer with the minority shareholders of SRSWOWcast, pursuant to which SRS Labs acquired all 3,000,000 outstanding shares of SRSWOWcast Series A Convertible Preferred Stock in exchange for the issuance of 332,184 shares of SRS Labs common stock. As a result of the exchange offer, an intangible asset in the amount of $640,071 was recorded and SRSWOWcast became a wholly owned subsidiary of SRS Labs.

11. Segment Information

During 2001, the Company changed the composition of its segments to correspond with how management now assesses the performance of each operating segment. Segment information for 2000, previously two segments, has been restated to conform to the current year presentation. The Company operates its three operating units in the following five business segments: (i) SRS Labs—the licensing of technologies developed by the Company to OEMs and semiconductor manufacturers; (ii) SRS Labs—the sale of consumer products incorporating SRS proprietary technologies; (iii) Valence—the development and marketing of technology either in the form of ASICs or other imbedded custom semiconductor designs; (iv) Valence—the component distribution business; and (v) SRSWOWcast—the sale of hardware and software solutions to the professional and broadcast audio markets. The Company does not allocate corporate operating expenses or specific assets to these segments. Therefore, the segment information that follows includes only net revenues, cost of sales and gross margins of the identified segments, revenue by geographic area and long-lived assets by geographic area:

Business Segments

	SRS Labs		Valence		SRSWOWcast	
	Licensing	Products	Semiconductor	Component Distribution	Product and Broadcast	Total
Fiscal 2003						
Net revenues	$8,822,357	$ 9,720	$10,490,935	$ 221,447	$269,322	$19,813,781
Cost of sales	39,104	9,958	3,681,299	271,802	53,916	4,056,079
Gross margin	$8,783,253	$ (238)	$ 6,809,636	$ (50,355)	$215,406	$15,757,702
Fiscal 2002						
Net revenues	$8,097,394	$ 56,961	$ 9,779,712	$ 997,857	$ 69,869	$19,001,793
Cost of sales	64,270	70,663	3,506,525	1,093,862	18,925	4,754,245
Gross margin	$8,033,124	$ (13,702)	$ 6,273,187	$ (96,005)	$ 50,944	$14,247,548
Fiscal 2001						
Net revenues	$4,973,584	$ 189,820	$ 5,646,724	$4,602,819	$ 17,983	$15,430,930
Cost of sales	36,082	314,491	2,009,673	4,343,194	110	6,703,550
Gross margin	$4,937,502	$(124,671)	$ 3,637,051	$ 259,625	$ 17,873	$ 8,727,380

The following schedule presents the Company's revenue by geographic area. For product sales, revenue is allocated based on the country to which product was shipped. For licensing-related revenue, the allocation is based on the location of the licensee's corporate headquarters. The Americas region includes North, Central and South America.

	Year ended December 31,		
Geographic Area Revenue:	2003	2002	2001
Asia Pacific	$18,328,670	$17,152,465	$13,917,282
Americas	606,141	1,029,773	608,952
Europe	878,970	819,555	904,696
Total	$19,813,781	$19,001,793	$15,430,930

The following schedule presents the Company's long-lived assets by geographic area:

	December 31,	
Geographic Area Long-lived Assets:	2003	2002
Asia Pacific	$1,307,292	$1,593,895
United States	354,688	341,529
Total	$1,661,980	$1,935,424

12. Related-Party Transactions

The Company leases its corporate office and storage facilities located in Santa Ana, California, under a lease agreement with a partnership that is affiliated with a stockholder and officer of the Company. The lease has a term of three years (expiring May 2005), with an option to extend the term for an additional three years thereafter through May 31, 2008. We paid the Partnership rent of $208,260 during 2003, $198,900 during 2002 and $182,520 during 2001. See Note 7.

As described in Note 10, certain shareholders, directors and an executive officer of the Company purchased preferred shares issued by a subsidiary of the Company. See Note 1.

13. Employee Benefit Plan

The Company's employees based in the United States may participate in a salary deferral plan (the "401(k) Plan") in which eligible employees can contribute up to 15% of their eligible compensation. The Company also may contribute on a discretionary basis. During the years ended December 31, 2003, 2002, and 2001, the Company contributed $81,815, $67,165 and $60,114, respectively to the 401(k) Plan.

SCHEDULE V

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

	Balance at Beginning of Period	Additions (Reductions) Charged to Expense	Deductions	Balance at End of Period
For the year ended December 31, 2003:				
Allowance for doubtful accounts	$ 49,049	$ 38,839	$ (260)	$ 87,628
Inventory reserve	$857,986	$ 48,686	$ (38,749)	$867,923
For the year ended December 31, 2002:				
Allowance for doubtful accounts	$ 68,888	$ 22,220	$ (42,059)	$ 49,049
Inventory reserve	$679,052	$490,666	$(311,732)	$857,986
For the year ended December 31, 2001:				
Allowance for doubtful accounts	$995,599	$ 50,240	$(976,951)	$ 68,888
Inventory reserve	$757,185	$113,920	$(192,053)	$679,052

EXHIBIT 31.1

CERTIFICATION

I, Thomas C.K. Yuen, certify that:

1. I have reviewed this annual report on Form 10-K of SRS Labs, Inc.;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and
   c) disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter ended December 31, 2003 that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information;
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Dated: March 29, 2004

By: /s/ THOMAS C.K. YUEN

Thomas C.K. Yuen
Chairman of the Board and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION

I, Janet M. Biski, certify that:

1. I have reviewed this annual report on Form 10-K of SRS Labs, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

   c) disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter ended December 31, 2003 that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information;

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Dated: March 29, 2004

By: /s/ JANET M. BISKI

Janet M. Biski
Chief Financial Officer
(Principal Financial Officer)

EXHIBIT 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of SRS Labs, Inc. (the "Company") on Form 10-K for the year ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Thomas C.K. Yuen, Chairman of the Board and Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that, to his knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Dated: March 29, 2004

By: /s/ THOMAS C.K. YUEN

Thomas C.K. Yuen
Chairman of the Board and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of SRS Labs, Inc. (the "Company") on Form 10-K for the year ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Janet M. Biski, Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that, to his knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Dated: March 29, 2004

By:

/s/ JANET M. BISKI

Janet M. Biski
Chief Financial Officer
(Principal Financial Officer)